Filed by CMB.TECH NV
Commission File No.: 001-36810
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Ltd.
Commission File No.: 000-29106

CMB.TECH NV
Admission to trading of 95,952,934 shares issued by CMB.TECH NV in connection with the merger with Golden Ocean Group Limited and secondary listing of the CMB.TECH NV shares on Euronext Oslo Børs
______________________________
This exemption document (the “Exemption Document”) has been prepared by CMB.TECH NV (“CMB.TECH” or the “Issuer”) in relation to the admission to trading on the regulated market of Euronext Brussels (“Euronext Brussels”) of 95,952,934 new shares in CMB.TECH (the “Consideration Shares”) to be issued in connection with the contemplated Merger (as defined below) between CMB.TECH Bermuda Ltd., a wholly owned subsidiary of CMB.TECH (“CMB.TECH Bermuda”), and Golden Ocean Group Limited (“Golden Ocean”), as well as admission to trading of CMB.TECH’s ordinary shares, including the Consideration Shares, on the regulated market Euronext Oslo Børs (“Euronext Oslo”).
CMB.TECH’s ordinary shares, with no par value (the “CMB.TECH ordinary shares”) are admitted to trading on Euronext Brussels  and on the New York Stock Exchange (the “NYSE”) under the symbol “CMBT”. Golden Ocean’s common shares, with par value USD 0.05 per share (the “Golden Ocean common shares”) are primary admitted to trading on the Nasdaq Global Select Market (“Nasdaq”) and secondary admitted to trading on Euronext Oslo under the symbol “GOGL”.
The information contained in this Exemption Document relates to the Merger as contemplated by the agreement and plan of merger entered into on 28 May 2025 between CMB.TECH, CMB.TECH Bermuda and Golden Ocean (the “Merger Agreement”) pursuant to which, subject to satisfaction or (to the extent permitted by law) waiver of specified closing conditions, including in particular approval of Golden Ocean shareholders:
(i)
Golden Ocean will merge with and into CMB.TECH Bermuda (the “Bermuda Merger”), with CMB.TECH Bermuda as the surviving company of such Bermuda Merger. Pursuant to the Bermuda Merger, each issued and outstanding Golden Ocean common share will be cancelled and such shares (other than those Golden Ocean common shares that CMB.TECH, CMB.TECH Bermuda, Golden Ocean or any of their respective subsidiaries hold) will be automatically converted into one share in CMB.TECH Bermuda (by way of such Golden Ocean common share being cancelled and issuance of a CMB.TECH Bermuda share in consideration thereof) (the “Bermuda Consideration Shares”).

(ii)
on the date of completion of the Merger (the “Closing Date”), following the Bermuda Merger, each Bermuda Consideration Share will be contributed to CMB.TECH in exchange for 0.95 CMB.TECH ordinary shares (the “Merger Consideration”), by means of a capital increase following a contribution in kind (“inbreng in natura”) under the authorized capital in accordance with articles 7:198 juncto 7:196 and 7:197 of the of the Belgian Code of Companies and Associations (the “Contribution in Kind” and together with the Bermuda Merger, the “Merger”).

In this Exemption Document, the term “Combined Company” shall refer to CMB.TECH as of the completion of the Merger. Following the completion of the Merger, Golden Ocean common shares will be delisted from Nasdaq and Euronext Oslo. CMB.TECH has prepared this Exemption Document in relation to the admission to trading of the Consideration Shares on Euronext Brussels as well as admission to trading of the Combined Company’s ordinary shares on Euronext Oslo by means of a secondary listing, on or as soon as practicable after the Closing Date, subject to completion of the Merger.
This Exemption Document does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”), and therefore it has not been subject to the scrutiny and approval by the Belgian Financial Services and Markets Authority (the “FSMA”), the relevant competent authority in accordance with article 20 of the Prospectus Regulation, or the Norwegian Financial Supervisory Authority (the “NFSA”). This Exemption Document serves as a prospectus exemption document containing information describing the Merger as referred to in article 1 (5) (f) of the Prospectus Regulation and Commission Delegated Regulation (EU) 2021/528 of 16 December 2020 supplementing the Prospectus Regulation as regards the minimum information content of the document to be published for a prospectus exemption in connection with a takeover by means of an exchange offer, a merger or a demerger (“Delegated Regulation 2021/528”).
The statements contained herein are made as of the date of this Exemption Document, unless some other time is specified in relation to them, and service of this Exemption Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date, or the date upon which this Exemption Document has been most recently amended or supplemented.
THIS EXEMPTION DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO BUY, SUBSCRIBE OR SELL THE SECURITIES HEREIN, AND NO SECURITIES ARE BEING OFFERED OR SOLD PURSUANT TO THIS EXEMPTION DOCUMENT.

14 August 2025

IMPORTANT NOTICES
This Exemption Document does not constitute a prospectus within the meaning of the Prospectus Regulation. This Exemption Document has not been approved by or registered with the Belgian Financial Services and Markets Authority (the “FSMA”), nor any other supervisory authority in any other jurisdiction. This Exemption Document has been prepared solely in the English language.
The information contained herein is current as of the date of this Exemption Document and subject to change, completion and amendment without notice. The publication of this Exemption Document shall not create any implication that there has been no change in the Issuer's affairs or that the information herein is correct as of any date after the date of this Exemption Document. No other person than the Issuer is authorized to give information or to make any representation in connection with the matters described herein. If any such information is given or made, it must not be relied upon as having been authorized by the Issuer or by any of its employees, representatives, affiliates or advisers.
THE PUBLICATION OR DISTRIBUTION OF THIS EXEMPTION DOCUMENT MAY IN CERTAIN JURISDICTIONS BE RESTRICTED BY LAW. ANY PERSON IN POSSESSION OF THIS EXEMPTION DOCUMENT MUST BE LEGALLY ADVISED AND COMPLY WITH THOSE RESTRICTIONS. NO ACTION HAS BEEN TAKEN OR WILL BE TAKEN IN ANY JURISDICTION BY CMB.TECH, CMB.TECH BERMUDA OR GOLDEN OCEAN THAT WOULD PERMIT THE POSSESSION OR DISTRIBUTION OF THIS EXEMPTION DOCUMENT IN ANY COUNTRY OR JURISDICTION WHERE SPECIFIC ACTION FOR THAT PURPOSE IS REQUIRED.
The Issuer shall not be responsible or liable for any violation of the described restrictions by prospective investors. The restrictions and limitations listed and described herein are not exhaustive, and other restrictions and limitations in relation to this Exemption Document that are not known or identified at the date of this Exemption Document may apply in various jurisdictions.
This Exemption Document is not for publication or distribution, in whole or in part, directly or indirectly, in the United States or any other jurisdiction where such publication or distribution would violate applicable laws or rules or would require additional documents to be completed or registered or require any measure to be undertaken in addition to the requirements under Belgian law. In particular, the Merger and the Consideration Shares will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) on a registration statement on Form F-4 (the “Registration Statement”) filed by CMB.TECH with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities Act and the rules and regulations promulgated thereunder, as made public on the website of CMB.TECH and incorporated by reference in this Exemption Document, and the Consideration Shares will be listed on the New York Stock Exchange.
This Exemption Document is for informational purposes only and is not intended to provide, and should not be understood as providing, a complete and comprehensive analysis of the Merger and the parties involved.
This Exemption Document is not an offer for the sale, nor a solicitation to purchase, any type of securities of CMB.TECH, CMB.TECH Bermuda or Golden Ocean, and no securities are being offered or sold pursuant to this Exemption Document in any jurisdiction.
The Exemption Document comprises:
(i)	the information prepared expressly for this Exemption Document and contained in its text;
(ii)	the documents referred to in Annex 1, which are incorporated by reference in this Exemption Document in accordance with article 3 of Delegated Regulation 2021/528;
(iii)	the DNB Carnegie Fairness Opinion (as defined below) as attached in Annex 2; and

(iv)	the BDO Report (as defined below) as attached in Annex 3.
Unless otherwise stated, the references in this Exemption Document made to other documents or websites are only for informational purposes. The content of such other documents or websites is not incorporated by reference in this Exemption Document and must not be considered to be a part hereof for any purposes.

FORWARD-LOOKING STATEMENTS
Matters discussed in this Exemption Document may constitute forward-looking statements that reflect CMB.TECH’s current views with respect to future events and financial and operational performance; including but not limited to, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. They appear in a number of places throughout this Exemption Document and include statements regarding CMB.TECH’s intentions, beliefs or current expectations concerning, among other things, goals, objectives, financial condition and results of operations, liquidity, outlook and prospects, growth, strategies, impact of regulatory initiatives, capital resources and capital expenditure and dividend targets, and the industry trends and developments in the markets in which CMB.TECH operates.
By their nature, forward-looking statements involve and are subject to known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should any underlying assumption prove to be incorrect, CMB.TECH’s business, actual financial condition, cash flows or results of operations could differ materially from that described herein as anticipated, believed, estimated or expected.
You are cautioned that forward-looking statements are not guarantees of future performance and that CMB.TECH’s actual financial condition, operating results and liquidity, and the development of the industry in which CMB.TECH operates may differ materially from those contained in or suggested by the forward-looking statements contained in this Exemption Document. CMB.TECH cannot guarantee that the intentions, beliefs or current expectations on which these forward-looking statements are based, will occur.
The forward-looking statements speak only as at the date of this Exemption Document, or as otherwise stated therein. CMB.TECH undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to CMB.TECH or to persons acting on behalf of CMB.TECH are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Exemption Document.

TABLE OF CONTENTS
IMPORTANT NOTICES		3
FORWARD-LOOKING STATEMENTS		5
TABLE OF CONTENTS		6
1	PERSONS RESPONSIBLE FOR DRAWING UP THE EXEMPTION DOCUMENT, THIRD PARTY INFORMATION AND EXPERT REPORTS	9
1.1	Responsibility statement	9
1.2	Expert statements or reports	9
1.3	Information sourced by a third party	9
1.4	Regulatory statements	10
2	INFORMATION ON CMB.TECH AS THE ISSUER, ON CMB.TECH BERMUDA AND ON GOLDEN OCEAN AS THE COMPANY BEING ACQUIRED	11
2.1	General information	11
2.2	Business overview	12
2.3	Recent investments	16
2.4	Corporate governance	17
2.5	Financial information	23
2.6	Legal and arbitration proceedings	25
2.7	Summary of information disclosed under the Market Abuse Regulation	27
3	DESCRIPTION OF THE MERGER	34
3.1	Purpose and objectives of the Merger	34
3.2	Conditions of the Merger	37
3.3	Risk factors relating to the Merger	44
3.4	Conflicts of interests	51
3.5	Merger Consideration	51
3.6	Securities trading in Norway	55
3.7	Tax considerations	57
4	CONSIDERATION SHARES	58
4.1	Risk factors relating to the Consideration Shares	58
4.2	Working capital statement	62
4.3	Information concerning the Consideration Shares	62
4.4	VPS Shares	66
4.5	Admission to trading and dealing arrangements	67
4.6	Dilution	68
4.7	Advisors	69
5	IMPACT OF THE MERGER ON THE ISSUER	71
5.1	Strategy and objectives	71
5.2	Material contracts	71
5.3	Disinvestments	72
5.4	Corporate governance	72
5.5	Shareholding	72

5.6	Unaudited pro forma financial information	73
6	DOCUMENTS AVAILABLE	87
6.1	Documents on display	87
Annex 1:	Document incorporated by reference	88
Annex 2:	DNB Carnegie Fairness Opinion	95
Annex 3:	BDO Report	96

1	PERSONS RESPONSIBLE FOR DRAWING UP THE EXEMPTION DOCUMENT, THIRD PARTY INFORMATION AND EXPERT REPORTS
1.1	Responsibility statement
This Exemption Document has been prepared by CMB.TECH in connection with the admission to trading of the Consideration Shares issued in connection with the Merger on Euronext Brussels and for the secondary listing of the Combined Company’s ordinary shares on Euronext Oslo.
The supervisory board of CMB.TECH (the “Supervisory Board”) accepts responsibility for the information contained in this Exemption Document. The members of the Supervisory Board confirm that, having taken all reasonable care to ensure that such is the case, the information contained in this Exemption Document is, to the best of their knowledge, in accordance with the facts and contains no omissions likely to affect its import.
Antwerp, 14 August 2025

Marc Saverys	Patrick De Brabandere(1)	Julie De Nul
Chair of the Supervisory Board	Member of the Supervisory Board	Member of the Supervisory Board

Catherina Scheers	Patrick Molis(2)	Bjarte Bøe
Member of the Supervisory Board	Member of the Supervisory Board	Member of the Supervisory Board
(1)	Acting as permanent representative of Debemar BV, with company number 0431.713.643 and registered office at Grensstraat 47, 1970 Wezembeek-Oppem, Belgium.
(2)	Acting as permanent representative of Compagnie Nationale de Navigation S.A.S., with company number 512 178 039 and registered office at 40 Rue de Verneuil, 75007 Paris 7, France.
1.2	Expert statements or reports
This Exemption Document contains information relating to the fairness opinion issued by DNB Carnegie (formerly known as DNB Markets), part of DNB Bank ASA, with registered address at Dronning Eufemias Gate 30, 0191 Oslo, Norway (“DNB Carnegie”) delivered orally to the transaction advisory committee of the Golden Ocean board of directors comprised solely of disinterested directors (the “Golden Ocean Transaction Committee”), on 16 April 2025 and confirmed by the delivery of a written opinion dated 22 April 2025 (the “DNB Carnegie Fairness Opinion”, as attached in Annex 2). DNB Carnegie does not hold a material interest in the Issuer. The total fees of DNB Carnegie paid by Golden Ocean in relation to the DNB Carnegie Fairness Opinion amount to USD 500,000.
The information relating to the aforementioned fairness opinion has been included in this Exemption Document with the consent of DNB Carnegie.
1.3	Information sourced by a third party
Where information in this Exemption Document has been sourced from third parties, this information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from the information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. The source of third party information is identified where used.
1.4	Regulatory statements
The Issuer states that:
(a)	The Exemption Document does not constitute a prospectus within the meaning of the Prospectus Regulation.
(b)	The Exemption Document has not been subject to the scrutiny and approval by the relevant competent authority in accordance with article 20 of the Prospectus Regulation.

2	INFORMATION ON CMB.TECH AS THE ISSUER, ON CMB.TECH BERMUDA AND ON GOLDEN OCEAN AS THE COMPANY BEING ACQUIRED
2.1	General information
2.1.1	The Issuer
The Issuer is CMB.TECH NV, a public limited liability company (“naamloze vennootschap”) incorporated and existing under the laws of Belgium, with its registered office at De Gerlachekaai 20, 2000 Antwerp (Belgium) and with telephone number +32 3 247 59 11. The Issuer’s legal entity identification (LEI) code number is 549300D80RYON74MEJ03.
The Issuer’s ordinary shares are listed for trading on both Euronext Brussels and the NYSE under the symbol “CMBT”. The Issuer has its headquarters in Antwerp, Belgium, and offices across Europe and Asia.
The Issuer’s corporate website can be accessed through the following link: cmb.tech. The information available on the Issuer’s corporate website does not form part of the Exemption Document unless that information is expressly incorporated by reference in the Exemption Document.
The Issuer’s statutory auditor is BDO Bedrijfsrevisoren BV, a private limited liability company (“besloten vennootschap”) incorporated and existing under the laws of Belgium, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem (Belgium) and registered with the Crossroad Bank for Enterprises under number 0431.088.289 (RLE Brussels, Dutch speaking division), permanently represented by Veerle Catry (“BDO”). The auditor signing the auditor’s report on behalf of BDO is a member of the Institute of Company Auditors (“Instituut van de Bedrijfsrevisoren”).
2.1.2	CMB.TECH Bermuda
CMB.TECH Bermuda Limited, an exempted company limited by shares incorporated and existing under the laws of Bermuda, with its registered office at Clarendon House, 2 Church Street, Hamilton Pembroke HM11 (Bermuda) and with telephone number +32 3 247 59 11, will be the surviving company of the Bermuda Merger. CMB.TECH Bermuda’s legal entity identification (LEI) code number is 984500B7B4K4EC0CC967.
CMB.TECH Bermuda is currently a wholly owned subsidiary of CMB.TECH, and will continue to be a wholly-owned subsidiary of CMB.TECH after completion of the Merger.
2.1.3	Golden Ocean
The company being acquired is Golden Ocean Group Limited, an exempted company limited by shares incorporated and existing under the laws of Bermuda, with its registered office at Par-la-Ville Place, PO Box 1593, Hamilton, HM 08 (Bermuda) and with telephone number +1 441 295 69 35. Golden Ocean's legal entity identification (LEI) code number is 549300HQH91CZG0OJL61. Pursuant to the Bermuda Merger, Golden Ocean will be merged with and into CMB.TECH Bermuda, with CMB.TECH Bermuda as the surviving company of the Bermuda Merger.
Golden Ocean’s common shares are listed for trading on both Nasdaq (primary listing) and Euronext Oslo (secondary listing) under the symbol “GOGL”. Golden Ocean’s common shares are primary recorded in the Depository Trust Company, New York (“DTC”) and secondary recorded in Euronext Securities Oslo (“VPS”) through a so-called CSD-link.

Golden Ocean’s corporate website can be accessed through the following link: www.goldenocean.bm. The information available on Golden Ocean’s corporate website does not form part of the Exemption Document unless that information is expressly incorporated by reference in the Exemption Document.
Golden Ocean’s auditor is PricewaterhouseCoopers AS. The auditor signing the auditor’s report on behalf of PricewaterhouseCoopers AS is a member of the Norwegian Institute of Public Accountants (“Den norske Revisorforening”).
CMB.TECH, indirectly through CMB.TECH Bermuda, owns 49.4% of Golden Ocean’s outstanding shares (excluding treasury shares).
2.2	Business overview
2.2.1	Principal activities
(i)	The Issuer
CMB.TECH is a diversified and future-proof maritime group that builds, owns, operates, and designs large marine and industrial applications that run on dual fuel or monofuel (diesel-)hydrogen and (diesel-)ammonia engines. CMB.TECH offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. CMB.TECH is active throughout the full hydrogen value chain through its different divisions: (i) marine, engaged in owning and operating oil tankers, bulkers, container vessels, chemical tankers, crew transfer vessels and tugs and ferries, (ii) H2 industry, engaged in developing, testing and implementing hydrogen- and ammonia- powered combustion engines for various industries, and (iii) H2 infrastructure, engaged in the development, integration and management of infrastructure for low-carbon hydrogen and ammonia production and distribution.
As of 16 July 2025, CMB.TECH’s fleet consisted of 160 vessels (on the water and on order), consisting of 38 crude oil tankers, five container vessels, 30 drybulk vessels, 16 chemical tankers, 67 offshore wind transportation vessels and four workboats, tugs and ferries.
Marine division
The Marine division is the core business, featuring a modern and future-proof fleet with a strong emphasis on using hydrogen and ammonia as alternative fuels to reduce carbon emissions. This division comprises six brands: Euronav, Bocimar, Delphis, Bochem, Windcat, and CMB.TECH's own hydrogen-powered vessels.
H2 Infra
The H2 Infra division of CMB.TECH provides hydrogen and ammonia fuel to its customers, either through its own production or by sourcing from third-party producers. This division is responsible for engineering, developing, and operating the necessary technology and infrastructure to produce and distribute low-carbon hydrogen and ammonia. A particular focus on hydrogen and ammonia storage completes the value chain to deliver clean fuels for the future. Notable projects within this division include Cleanergy Solutions Namibia, PV2Fuel, the Hydrogen Refuelling Station in Antwerp, and mobile refuellers.

H2 Industry
The H2 Industry division is a provider of scalable dual-fuel industrial applications. Its proven combustion technology allows the development of heavy-duty hydrogen-powered applications that are flexible, robust, and cost-effective. Through strategic partnerships and co-development agreements with OEMs such as MAN, Volvo Penta, Ford, and BeHydro, CMB.TECH delivers hydrogen engines that can be easily deployed, operated, and maintained in the field.
(ii)	CMB.TECH Bermuda
CMB.TECH Bermuda is a wholly owned subsidiary of CMB.TECH. Its principal asset is its shareholding in Golden Ocean, representing 49.4% of Golden Ocean’s outstanding shares (excluding treasury shares).
(iii)	Golden Ocean
Golden Ocean is an international shipping company that owns and operates a fleet of dry bulk vessels, consisting of Newcastlemax, Capesize, Kamsarmax and Panamax vessels. Golden Ocean’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes and operate in the spot and time charter markets.
As of 16 July 2025, Golden Ocean owned 81 dry bulk vessels and operates an additional eight vessels which are on charter from SFL Corp. Ltd. (“SFL”). One of Golden Ocean’s subsidiaries owns and operates each owned vessel and each vessel is flagged either in the Marshall Islands or Hong Kong. In January 2025, Golden Ocean sent a notice to SFL declaring the purchase option for the eight leased vessels. The purchase will be finalized during the third quarter of 2025. Of the 89 vessels that Golden Ocean owns and operates, six are chartered-out on fixed rate time charters, 25 are chartered-out on index linked rate time charters and the remaining 58 vessels operate in the spot market.
2.2.2	Recent developments
(i)	The Issuer
Since the end of the last financial period on 31 December 2024, there have been no significant changes having an impact on the operations and principal activities of CMB.TECH other than (i) certain events until 9 April 2025 as described on page 37 of the annual report of CMB.TECH for the financial year ending on 31 December 2024 (the “CMB.TECH Annual Report”), which is available on CMB.TECH’s website and incorporated by reference in this Exemption Document, including the acquisition of 81,363,730 shares in Golden Ocean by CMB.TECH Bermuda from Hemen Holding Limited (“Hemen”) and the acquisition of 17,036,474 additional shares in Golden Ocean by CMB.TECH Bermuda in the open market, as well as the Bridge Facilities Agreement (as defined below) CMB.TECH entered into in this regard, (ii) the signing of the Merger Agreement and all related procedures, actions, and steps undertaken in connection with the completion of the Merger Agreement, (iii) the execution of a USD 2 billion facility agreement between Golden Ocean (as borrower), CMB.TECH (as parent guarantor) and a bank syndicate to refinance all or parts of the outstanding debt in Golden Ocean, and (iv) certain other events described in the press releases of

CMB.TECH which are available on its website and incorporated by reference in this Exemption Document, as set out in Annex 1, including the announcement of CMB.TECH’s Q1 2025 results.
CMB.TECH’s Q2 2025 results are scheduled to be announced by CMB.TECH on 28 August 2025. Due to the proximity of the Closing Date of the Merger, CMB.TECH has issued a business update with selected preliminary figures related to CMB.TECH’s Q2 2025 results, which is available on its website and incorporated by reference in this Exemption Document, as set out in Annex 1. CMB.TECH provided this information based on the current status of completing its Q2 2025 results and report. CMB.TECH has not completed all its financial reporting and related consolidation, review and control procedures. The estimates provided are therefore subject to finalization and change. Consequently, the Q2 2025 results finally approved and released by CMB.TECH may deviate from the information included in the business update.
(ii)	CMB.TECH Bermuda
CMB.TECH Bermuda was incorporated on 26 February 2025 under the laws of Bermuda and was specifically established for the purpose of acquiring shares in Golden Ocean. There have been no significant changes having an impact on the operations and principal activities of CMB.TECH Bermuda since its incorporation, other than (i) the Share Acquisitions (as defined below) and (ii) the signing of the Merger Agreement and all related procedures, actions, and steps undertaken in connection with the completion of the Merger Agreement.
(iii)	Golden Ocean
As far as the Issuer is aware, there have been no significant changes having an impact on the operations and principal activities of Golden Ocean since the end of the last financial period on 31 December 2024 other than (i) certain events until 20 March 2025 as described on page F-46 of the Golden Ocean annual report on Form 20-F for the financial year ended on 31 December 2024, as filed with the SEC on 20 March 2025 (the “Golden Ocean Form 20-F”) which is available on Golden Ocean’s website and incorporated by reference in this Exemption Document , (ii) the signing of the Merger Agreement and all related procedures, actions, and steps undertaken in connection with the completion of the Merger Agreement, (iii) the execution of a USD 2 billion facility agreement between Golden Ocean (as borrower), CMB.TECH (as parent guarantor) and a bank syndicate to refinance all or parts of the outstanding debt in Golden Ocean, (iv) the completion of the purchase of eight vessels held under finance lease for an aggregate of USD  112 million which was partly financed by a USD 90 million non-amortizing revolving credit facility with a tenor of two years, and (v) certain other events described in the press releases of Golden Ocean which are available on its website and incorporated by reference in this Exemption Document, as set out in Annex 1, including the announcement of Golden Ocean’s Q1 2025 results.
2.2.3	Principal markets
(i)	The Issuer
As set out in section 2.2.1(i) of this Exemption Document, CMB.TECH is organized into three principal divisions: the Marine division, the H2 Infra division and the H2 Industry division. Each of these divisions operates in distinct markets and collectively comprise eight operating segments. Given the nature of its operations, which involve the deployment of vessels across international shipping routes without a fixed geographic base, CMB.TECH does not evaluate financial performance by geographic market, and as such, a breakdown of revenues by region is not considered meaningful for this Exemption Document.
Marine division
The marine division of CMB.TECH operates across five principal market segments: crude oil tankers (Euronav), dry bulk vessels (Bocimar), container vessels (Delphis), chemical tankers (Bochem), and offshore wind and port vessels (Windcat and hydrogen-powered vessels). CMB.TECH’s commercial activities are global in nature, with substantial operations and revenues generated across Asia, Europe, and the Americas.
For the financial year ended 31 December 2024, the crude oil transportation segment represented a significant portion of CMB.TECH’s revenue, supported by average daily time charter equivalent (“TCE”) rates of USD 44,600 for very large crude carriers and USD 45,600 for Suezmax tankers. The dry bulk segment, primarily operated through Bocimar's Newcastlemax fleet, realised average TCE rates of USD 30,600 per day, driven by resilient Chinese iron ore demand. In the container shipping segment, Delphis achieved an average TCE rate of USD 29,400 per day. Bochem’s chemical tankers earned average spot and time charter rates of USD 25,600 and USD 19,900 per day, respectively, reflecting strong demand in global chemical transport. Windcat’s offshore wind support vessels (its Crew Transfer Vessels)  earned an average time charter rate of USD 2,973 per day.
CMB.TECH also has a growing presence in the decarbonization of port operations through its hydrogen-powered tugboats and ferries operating in Europe and Japan, demonstrating early leadership in low-carbon maritime solutions.
H2 Infra
The H2 Infra division is responsible for the development and safeguarding of the green molecule supply, and oversees key infrastructure and technological assets used in the production and distribution of green hydrogen and ammonia.
H2 Industry
The H2 Industry division focuses on the deployment of scalable dual-fuel industrial applications, leveraging its proprietary combustion technology to support the development of heavy-duty hydrogen-powered equipment.
For a breakdown of total revenues by operating segment, please refer to pages 47 to 55 of the CMB.TECH Annual Report and pages 28 to 34 of the financial report for the financial year ended 31 December 2024 of CMB.TECH (the “CMB.TECH Financial Report”), which are available on CMB.TECH’s website and incorporated by reference in this Exemption Document, as set out in Annex 1.

(ii)	CMB.TECH Bermuda
CMB.TECH Bermuda’s principal asset is its shareholding in Golden Ocean representing 49.4% of Golden Ocean’s outstanding shares (excluding treasury shares). Information on the principal markets of Golden Ocean is provided in the section that follows.
(iii)	Golden Ocean
Golden Ocean operates on a single segment focused on the global transportation of dry bulk cargo, primarily through time charter and voyage charter contracts. For the financial year ended 31 December 2024, Golden Ocean generated total revenues of USD 968.4 million, comprising USD 622.6 million from time charter contracts, USD 341.9 million from voyage charter contracts, and USD 3.9 million from other sources. Given the nature of its operations, which involve the deployment of vessels across international shipping routes without a fixed geographic base, Golden Ocean does not evaluate financial performance by geographic market, and as such, a breakdown of revenues by region is not considered meaningful for this Exemption Document.
For a breakdown of total revenues by operating segment, please refer to the sections “5. Segment Information” on page F-18 and “Item 5. Operating and Financial Review and Prospects – A. Operating Results” on pages 41 to 53 of the Golden Ocean Form 20- F, which is available on Golden Ocean’s website and incorporated by reference in this Exemption Document, as set out in Annex 1.
2.3	Recent investments
2.3.1	The Issuer and CMB.TECH Bermuda
On 12 March 2025, CMB.TECH Bermuda acquired 81,363,730 shares in Golden Ocean from Hemen pursuant to a share purchase agreement dated 4 March 2025 (the “Share Purchase Agreement”) for a total consideration of USD 1,178,960,447.70. In addition, between 24 March 2025 and 3 April 2025, CMB.TECH Bermuda acquired an additional 17,036,474 Golden Ocean common shares in the open market, at average prices ranging from USD 7.87 to USD 8.82 per share (together, the “Share Acquisitions”).
To facilitate the Share Acquisitions, CMB.TECH, as borrower, entered into a bridge facilities agreement dated 4 March 2025 with (i) Crédit Agricole Corporate and Investment Bank, KBC Bank NV and Société Générale as bookrunning mandated lead arrangers and underwriters and, (ii) certain financial institutions listed therein as lenders, in respect of (a) a term loan bridge facility in an aggregate amount of USD 1,150,000,000 and (b) a term loan bridge facility in an aggregate amount of USD 250,000,000 (the “Bridge Facilities Agreement”).
As of 4 March 2025, CMB.TECH had identified syndicate banks to refinance all or part of Golden Ocean’s current outstanding debt and entered into credit committee approved commitment letters with these banks for outstanding borrowings of up to USD 2 billion, that were subject only to the execution of satisfactory documentation and customary covenants and closing conditions. This facility was executed by CMB.TECH on 8 May 2025 and Golden Ocean has acceded thereto on 19 June 2025. All or part of the existing debt may be refinanced with the secured financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantor is CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing has a

5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is priced with Secured Overnight Financing Rate plus a market-based margin.
Other than the information included above, no material investments have been made by CMB.TECH or CMB.TECH Bermuda since the date of the last published financial statements of CMB.TECH, respectively the date of incorporation of CMB.TECH Bermuda on 26 February 2025, and no material investments are in progress for which firm commitments have already been made by CMB.TECH or CMB.TECH Bermuda other than the transactions contemplated by the Merger Agreement.
2.3.2	Golden Ocean
As far as the Issuer is aware, no material investments have been made by Golden Ocean since the date of the last published financial statements of Golden Ocean other than the completion of the purchase of eight vessels held under finance lease for an aggregate of USD  112 million which was partly financed by a USD 90 million non-amortizing revolving credit facility with a tenor of two years, and no material investments are in progress for which firm commitments have already been made by Golden Ocean.
2.4	Corporate governance
2.4.1	Administrative, management or supervisory bodies
(i)	The Issuer
CMB.TECH has adopted a two-tier board structure ("duaal bestuur") in accordance with the Belgian Code of Companies and Associations (the “BCCA”). Consequently, CMB.TECH is administered by the Supervisory Board ("raad van toezicht") and a management board ("directieraad") (the “Management Board”). The powers of each board are set out in the BCCA and the articles of association of CMB.TECH, which are available on its website and incorporated by reference in this Exemption Document, as set out in Annex 1.
In addition, the Supervisory Board is assisted by four specialist committees: (i) the audit and risk committee ("audit- en risicocomité"), (ii) the remuneration committee ("remuneratiecomité"), (iii) the corporate governance and nomination committee ("corporate governance en benoemingscomité"), and (iv) the sustainability committee ("duurzaamheidscomité"). These committees are advisory bodies only. The decision-making remains within the responsibility of the Supervisory Board. The Supervisory Board determines the terms of reference of each committee with respect to its organization, procedures, policies and activities.
Further information on CMB.TECH's governance structure is also included in the CMB.TECH Annual Report (p. 140-158) which is incorporated by reference in this Exemption Document, as set out in Annex 1.
(a)	Supervisory Board
The Supervisory Board is responsible for the general policy and strategy of CMB.TECH and has the power to perform all acts that are exclusively reserved to it by the BCCA. It supervises the Management Board.

In accordance with CMB.TECH's articles of association, which are available on its website and incorporated by reference in this Exemption Document, the Supervisory Board is composed of at least five and maximum ten members, whether shareholders or not. The members of the Supervisory Board are appointed for a term of maximum four years by the general meeting and are re-eligible. The general meeting may at all times remove a member of the Supervisory Board by simple majority.
At least three members of the Supervisory Board must be independent directors. Members of the Supervisory Board cannot also be members of the Management Board.
On the date of this Exemption Document, CMB.TECH's Supervisory Board is composed as follows:
Member	Function	Expiration of term	Business address
Marc Saverys	Non-independent director	Annual general meeting of 2026	De Gerlachekaai 20, 2000 Antwerp, Belgium
Patrick De Brabandere(1)	Non-independent director	Annual general meeting of 2026	De Gerlachekaai 20, 2000 Antwerp, Belgium
Julie De Nul	Independent director	Annual general meeting of 2027	De Gerlachekaai 20, 2000 Antwerp, Belgium
Catharina Scheers	Independent director	Annual general meeting of 2026	De Gerlachekaai 20, 2000 Antwerp, Belgium
Patrick Molis(2)	Independent director	Annual general meeting of 2027	De Gerlachekaai 20, 2000 Antwerp, Belgium
Bjarte Bøe	Non-independent director	Annual general meeting of 2026	De Gerlachekaai 20, 2000 Antwerp, Belgium
(1)	Acting as permanent representative of Debemar BV, with company number 0431.713.643 and registered office at Grensstraat 47, 1970 Wezembeek-Oppem, Belgium.
(2)	Acting as permanent representative of Compagnie Nationale de Navigation S.A.S., with company number 512 178 039 and registered office at 40 Rue de Verneuil, 75007 Paris 7, France.
(b)	Management Board
The Management Board has the power to carry out all acts necessary or useful for the realization of CMB.TECH's corporate object with the exception of those powers reserved by law to the Supervisory Board or the general meeting. The Management Board is chaired by the Chief Executive Officer.
In accordance with CMB.TECH's articles of association, which are available on its website and incorporated by reference in this Exemption Document, the Management Board is composed of at least three members. The members of the Management Board are appointed and removed by the Supervisory Board. Members of the Management Board cannot also be members of the Supervisory Board.

On the date of this Exemption Document, CMB.TECH's Management Board is composed as follows:
Member	Function	Business address
Alexander Saverys(1)	Chief Executive Officer	De Gerlachekaai 20, 2000 Antwerp, Belgium
Ludovic Saverys(2)	Chief Financial Officer	De Gerlachekaai 20, 2000 Antwerp, Belgium
Michaël Saverys(3)	Chief Chartering Officer	De Gerlachekaai 20, 2000 Antwerp, Belgium
Maxime Van Eecke(4)	Chief Commercial Officer	De Gerlachekaai 20, 2000 Antwerp, Belgium
Benoit Timmermans(5)	Chief Strategy Officer	De Gerlachekaai 20, 2000 Antwerp, Belgium
(1)	Acting as permanent representative of Hof Ter Polder BV, with company number 0447.980.147 and registered office at Meerkenshamstraat 18, 9070 Destelbergen, Belgium.
(2)	Acting as permanent representative of Succavest NV, with company number 0435.173.177 and registered office at Volderrede 54, 9070 Destelbergen, Belgium.
(3)	Acting as permanent representative of Gemadi BV, with company number 0707.960.240 and registered office at Karel van Lorreinenlaan 20A, 3080 Tervuren, Belgium.
(4)	Acting as permanent representative of Mavecom BV with company number 0721.561.719 and registered office at Hof ter Schriecklaan 85, 2600 Antwerp, Belgium.
(5)	Acting as permanent representative of Blacksquare BV, with company number 1003.598.226 and registered office at Wapper 21, 2000 Antwerp, Belgium.
(c)	Audit and risk committee
In accordance with the provisions of the BCCA, the Supervisory Board is assisted by an audit and risk committee. The composition, powers, tasks and working procedure of the audit and risk committee are in compliance with article 7:119 BCCA.
The audit and risk committee handles a wide range of financial reporting, controlling and risk management matters and is responsible for the appointment, the compensation and the oversight of the statutory auditor.
The audit and risk committee is chaired by Mr. Patrick De Brabandere and is further composed of Mrs. Catharina Scheers and Mr. Patrick Molis. All members of the audit and risk committee, except for Mr. Patrick De Brabandere, are independent directors. Mr. Patrick De Brabandere has expertise in accounting and audit related matters in accordance with article 7:119, §2 BCCA.
(d)	Remuneration committee
In accordance with the provisions of the BCCA, the Supervisory Board is assisted by a remuneration committee. The composition, powers, tasks and working procedure of the remuneration committee are in compliance with article 7:120 BCCA.

The remuneration committee has various advisory responsibilities relating to the remuneration policy of members of the Supervisory Board, members of the Management Board and employees in general. The remuneration committee makes recommendations to the Supervisory Board relating to the remuneration of the Supervisory Board members and Management Board members, including variable remuneration incentives, bonuses, etc. in line with suitable industry benchmarks.
The remuneration committee is chaired by Mrs. Julie De Nul and is further composed of Mrs. Catharina Scheers and Mr. Patrick De Brabandere. All members of the remuneration committee, except for Mr. Patrick De Brabandere, are independent directors.
(e)	Corporate governance and nomination committee
The corporate governance and nomination committee assists and advises the Supervisory Board in all matters relating to the composition of the Supervisory Board, its committees and the Management Board, the methods and criteria for appointing and recruiting members of the Supervisory Board and the Management Board, evaluating the performance of the Supervisory Board, its committees and the Management Board, as well as in any other matters relating to corporate governance.
The corporate governance and nomination committee is chaired by Mr. Patrick Molis and is further composed of Mrs. Julie De Nul and Mr. Bjarte Bøe. All members of the corporate governance and nomination committee, except for Mr. Bjarte Bøe, are independent directors.
(f)	Sustainability committee
The sustainability committee assists and advises the Supervisory Board in monitoring the performance and determining the key risks and opportunities that CMB.TECH faces in relation to environmental, social and climate matters. The sustainability committee oversees CMB.TECH's conduct and performance on sustainability matters as well as its reporting thereon. Additionally, the sustainability committee monitors the effectiveness of CMB.TECH to meet stated targets in relation to climate matters.
The sustainability committee is chaired by Mrs. Catharina Scheers and is composed of two members of the Supervisory Board (Mrs. Catharina Scheers and Mr. Bjarte Bøe) and three members of the Management Board (Mr. Alexander Saverys, Mr. Ludovic Saverys and Mr. Benoit Timmermans).
(g)	Corporate Governance Charter
The corporate governance charter of CMB.TECH (the “Corporate Governance Charter”) was approved by the board of directors on 17 March 2010 and was last updated on 17 December 2024. The Corporate Governance Charter is made available on CMB.TECH’s website.
CMB.TECH adopted the Belgian Code on Corporate Governance of 2020 (the “Belgian Corporate Governance Code”) as its reference code and its Corporate Governance Charter reflects this. The Corporate Governance Code applies to listed companies incorporated in Belgium for reporting years beginning on or after 1 January 2020.
The Belgian Corporate Governance Code is based on a “comply or explain” principle: Belgian listed companies are expected to comply with the Belgian Corporate Governance Code, but can deviate from specific provisions provided they disclose the justification for such deviations. As set out in CMB.TECH’s Annual Report, the Supervisory Board, following a recommendation by the Corporate Governance and Nomination Committee, decided at this stage not to comply with Clause 7.6 of the Belgian Corporate Governance Code with regard to share remuneration for Supervisory Board members, taking into account several factors including the cyclicality of the company’s business and share price which does not match well with the relevant holding requirements, the risk of debate as to potential conflicts of interest, adversely impacting swift decision making, logical consistencies with CMB.TECH’s development to strong independent board composition and complicated tax ramifications and practicalities related to the international composition of the Supervisory Board.
(ii)	CMB.TECH Bermuda
CMB.TECH Bermuda’s business is managed and conducted by a board of directors. On the date of this Exemption Document the board of directors is composed as follows:
Member	Function	Expiration of term	Business address
Alexander Saverys	Director	Annual general meeting of 2026	De Gerlachekaai 20, 2000 Antwerp, Belgium
Ludovic Saverys	Director	Annual general meeting of 2026	De Gerlachekaai 20, 2000 Antwerp, Belgium
(iii)	Golden Ocean
Golden Ocean’s business is managed and conducted by a board of directors (the “Golden Ocean Board”) with powers as set out in the bye-laws of Golden Ocean.
On the date of this Exemption Document, Golden Ocean's board of directors is composed as follows:
Member	Function	Expiration of term
Patrick Molis	Non-independent director	Annual general meeting of 2026
Patrick De Brabandere	Non-independent director	Annual general meeting of 2026
James O’Shaughnessy	Independent director	Annual general meeting of 2026
Tonesan Amissah	Independent director	Annual general meeting of 2026
James Ayers	Independent director	Annual general meeting of 2026
Carl Erik Steen	Independent director	Annual general meeting of 2026
As provided in the bye-laws of Golden Ocean, each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.

Golden Ocean has established an audit committee consisting, as permitted under Bermuda law and Golden Ocean’s bye-laws, of only one member, Mr. O'Shaughnessy. The audit committee is responsible for assisting the board of directors with its oversight responsibilities regarding the integrity of the financial statements, compliance with legal and regulatory requirements, independent registered public accounting firm's qualifications and independence, and the performance of internal audit functions. Mr. O'Shaughnessy is the Audit Committee Financial Expert.
2.4.2	Major shareholders
(i)	The Issuer
On the date of this Exemption Document, the shareholding structure of CMB.TECH is as follows:
Shareholder	Shares	% of shares	Voting rights	% of voting rights
Saverco NV	24,400	0.01%	24,400	0.01%
CMB NV	178,726,458(1)	81.23%	178,726,458(1)	92.02%
CMB.TECH	25,807,878(1)	11.73%	0(2)	0.00%
Free float	15,465,977	7.03%	15,465,977	7.96%
Total	220,024,713	100.00%	194,216,835	100.00%
(1)
Note that 13,410,448 shares held by CMB NV and 25,807,878 shares held by CMB.TECH are subject to the short term share lending arrangement with DNB Carnegie as described in section 3.5.3 of this Exemption Document.

(2)	As shares held by CMB.TECH constitute treasury shares, the voting rights of such shares are suspended.
(ii)	CMB.TECH Bermuda
CMB.TECH Bermuda is a wholly owned subsidiary of CMB.TECH.
(iii)	Golden Ocean
On the date of this Exemption Document, the shareholding structure of Golden Ocean is as follows:
Shareholder	Shares	% of shares	Voting rights	% of voting rights
CMB.TECH Bermuda	98,400,204	48.91%	98,400,204	49.35%
Golden Ocean	1,787,328	0.89%	0(1)	0.00%
Free float	101,003,089	50.20%	101,003,089	50.65%
Total	201,190,621	100.00%	199,403,293	100.00%
(1)	As shares held by Golden Ocean constitute treasury shares, the voting rights of such shares are suspended.
2.4.3	Employees
(i)	The Issuer

As of 31 December 2024, CMB.TECH and its consolidated subsidiaries (excluding Golden Ocean) comprised approximately 252 onshore employees and the fleet was managed by approximately 2,500 seagoing officers and crew.
(ii)	CMB.TECH Bermuda
At the date of this Exemption Document CMB.TECH Bermuda has no employees.
(iii)	Golden Ocean
As of 31 December 2024, Golden Ocean comprised 44 employees.
2.5	Financial information
2.5.1	Financial statements
(i)	The Issuer
The consolidated annual financial statements of CMB.TECH for the financial year ending on 31 December 2024 (the “CMB.TECH Consolidated Financial Statements”) including the statutory auditor’s report, are available on CMB.TECH’s website and incorporated by reference in this Exemption Document, as set out in Annex 1 .
(ii)	CMB.TECH Bermuda
Since the date of its incorporation on 26 February 2025, CMB.TECH Bermuda has not prepared financial statements.
(iii)	Golden Ocean
The consolidated annual financial statements of Golden Ocean for the financial year ending on 31 December 2024 (the “Golden Ocean Consolidated Financial Statements”) including the statutory auditor’s report, are available on Golden Ocean’s website and incorporated by reference in this Exemption Document, as set out in Annex 1.
2.5.2	Accounting standards
The CMB.TECH Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as adopted by the European Union (“IFRS”).
The Golden Ocean Consolidated Financial Statements have been prepared in accordance with the applicable provisions under the U.S. generally accepted accounting principles (“U.S. GAAP”).
2.5.3	Significant changes
For more information on recent developments of CMB.TECH, CMB.TECH Bermuda and Golden Ocean, reference is made to section 2.2.2 of this Exemption Document.
(i)	The Issuer
Since the end of the last financial period on 31 December 2024, there have been no significant changes in the financial position of CMB.TECH other than (i) certain events until 9 April 2025 as described on page 37 of the CMB.TECH Annual Report, including the acquisition of 81,363,730 shares in Golden Ocean by CMB.TECH Bermuda from Hemen and the acquisition of 17,036,474 additional shares in Golden Ocean by

CMB.TECH Bermuda in the open market, as well as the Bridge Facilities Agreement CMB.TECH entered into in this regard, (ii) the signing of the Merger Agreement and all related procedures, actions, and steps undertaken in connection with the completion of the Merger Agreement and (iii) the execution of a USD 2 billion facility agreement between Golden Ocean (as borrower), CMB.TECH (as parent guarantor) and a bank syndicate to refinance all or parts of the outstanding debt in Golden Ocean.
CMB.TECH has announced its Q1 2025 results in a press release issued on 21 May 2025, which is available on its website and incorporated by reference in this Exemption Document, as set out in Annex 1. CMB.TECH has also provided selected preliminary figures related to CMB.TECH’s Q2 2025 results as further described in section 2.2.2(i) of this Exemption Document.
(ii)	CMB.TECH Bermuda
CMB.TECH Bermuda was incorporated on 26 February 2025. There have been no significant changes in the financial condition of CMB.TECH Bermuda since its incorporation, other than (i) the Share Acquisitions and (ii) the signing of the Merger Agreement and all related procedures, actions, and steps undertaken in connection with the completion of the Merger Agreement.
(iii)	Golden Ocean
As far as the Issuer is aware, no significant changes in the financial position of Golden Ocean have occurred since the end of the last financial period on 31 December 2024, other than (i) certain events until 20 March 2025 as described on page F-46 of the Golden Ocean Form 20-F, (ii) the signing of the Merger Agreement and all related procedures, actions, and steps undertaken in connection with the completion of the Merger Agreement, (iii) the execution of a USD 2 billion facility agreement between Golden Ocean (as borrower), CMB.TECH (as parent guarantor) and a bank syndicate to refinance all or parts of the outstanding debt in Golden Ocean and (iv) the completion of the purchase of eight vessels held under finance lease for an aggregate of USD  112 million which was partly financed by a USD 90 million non-amortizing revolving credit facility with a tenor of two years.
Golden Ocean has announced its Q1 2025 results in a press release issued on 21 May 2025, which is available on its website and incorporated by reference in this Exemption Document, as set out in Annex 1.
2.5.4	Management report
The management reports referred to in articles 19 and 29 of Directive 2013/34/EU with respect to CMB.TECH are included in the statutory financial statements of CMB.TECH for the financial year ending on 31 December 2024 (the “CMB.TECH Statutory Financial Statements”) and the CMB.TECH Annual Report, which are incorporated by reference in this Exemption Document, as set out in Annex 1.
2.6	Legal and arbitration proceedings
2.6.1	The Issuer
Apart from the legal and arbitration proceedings mentioned below, as well as the Dissenting Shareholder claims referenced below under section 2.6.3 of this Exemption Document, there have been no material governmental, legal or arbitration proceedings during the last 12 months which may have a significant effect on CMB.TECH.
RMK
CMB.TECH is currently involved in a claim relating to advisory services provided by RMK Maritime ("RMK"). RMK has commenced legal proceedings in the London High Court against CMB.TECH seeking USD 12,993,720 in damages in relation to unpaid advisory services provided by RMK to CMB.TECH concerning its merger with Gener8 in 2016 and 2017. RMK argues that it is entitled to additional compensation beyond the sums it agreed to accept in a written advisory agreement. In May and June 2025 witnesses were cross-examined in court and the case was pleaded. Judgment is expected towards the end of August 2025.
FourWorld
CMB.TECH is currently involved in proceedings relating to claims made by various funds managed by FourWorld Capital Management LLC (together referred to as "FWC"). These claims relate to the solution reached by the (former) reference shareholders CMB NV (“CMB”) and Frontline Plc (“Frontline”) for the strategic and structural deadlock within CMB.TECH. The solution was announced on 9 October 2023, and consisted of: (i) the sale of 24 tankers by CMB.TECH to Frontline (the “Fleet Sale”), (ii) the settlement of the arbitration proceedings between CMB.TECH and Frontline (the “Settlement Agreement”), (iii) the acquisition by CMB of the shares that Frontline held in CMB.TECH, which triggered a mandatory public takeover bid by CMB for all remaining shares in CMB.TECH.
On 26 February 2024, a complaint was filed by FWC before the United States District Court for the Southern District of New York in connection with the U.S. takeover bid by CMB. CMB.TECH was not involved in these proceedings. The complaint sought, among other things, relief, an injunction restraining CMB from completing the U.S. takeover bid and an award of unspecified damages. The complaint was dismissed on 13 March 2024.
On 29 February 2024, FWC also initiated proceedings against CMB before the Markets Court of the Brussels Court of Appeal (the “Markets Court”). CMB.TECH was not involved in these proceedings. FWC essentially sought an increase of the bid price in CMB’s public takeover bid with an amount of USD 9.61.
By judgment dated 6 September 2024, the Markets Court dismissed the majority of the claims brought by FWC as inadmissible and/or unfounded. However, the Markets Court found that the pricing of the Fleet Sale entailed certain special benefits in favor of Frontline, which the Markets Court quantified at USD 0.52 per CMB.TECH share.
Pursuant to an order of the FSMA of 7 October 2024, CMB has (i) made a subsequent additional payment of USD 0.52 per share to all shareholders who sold their shares to CMB in its public takeover bid and (ii) reopened the takeover bid at an adjusted price of USD 12.66 per share. The acceptance period for the reopening of the bid commenced on 23 October 2024 and closed on 21 November 2024.
In addition, by writ of summons of 8 April 2024, FWC initiated proceedings before the Antwerp Enterprise Court, essentially requesting that all decisions of CMB.TECH’s supervisory board and general meeting in relation to the Fleet Sale and the Settlement Agreement, as well as the subsequent acquisition by CMB.TECH of CMB.TECH Enterprises NV from CMB, are declared null and void. Introductory hearings took place on 4 June 2024, at which occasion the Court set a schedule for written submissions. While the parties were exchanging submissions on the merits, FWC, on 19 May 2025, filed a request for the production of various documents, as well as a prohibition on the destruction of certain documents belonging to CMB.TECH. In response, the Court scheduled new deadlines for submissions limited to these requests and the admissibility of FWC’s claims on the merits. A hearing is set for 2 February 2026, during which the Court will hear the parties on the aforementioned requests and the admissibility of FWC’s claims. Depending on the outcome, the Court may set further deadlines and hearings relating to the substantive assessment of FWC’s claims.
Oceania
CMB.TECH is currently party to a number of arbitration proceedings related to the vessel Oceania, in London, Singapore and Malaysia. As part of one of the proceedings the vessel Oceania was arrested and to secure the release of the vessel CMB.TECH posted a cash security of MYR 210 million (approximately USD 46 million) with the High Court of Malaysia. On 7 May 2025, CMB.TECH received an arbitration award in its favor in the London arbitration proceedings. Hearings in Malaysia are scheduled for August or September 2025, with a possibility for CMB.TECH to appeal which would bring the case well into 2026. Considering the facts and circumstances of the case and external as well as internal advice from counsels, it is unlikely that an outflow of resources will be required to settle any obligation and as a result no provisions are required.
2.6.2	CMB.TECH Bermuda
Apart from the Dissenting Shareholder claims referenced below under section 2.6.3 of this Exemption Document, there have been no material governmental, legal or arbitration proceedings during the last 12 months which may have a significant effect on CMB.TECH Bermuda.
2.6.3	Golden Ocean
Apart from the legal and arbitration proceedings mentioned below, as far as the Issuer is aware, there have been no material governmental, legal or arbitration proceedings during the last 12 months which may have a significant effect on Golden Ocean.
Dissenting Shareholders
Pursuant to the Bermuda Merger, which is governed by Bermuda law, any holder of Golden Ocean common shares who does not vote in favor of the Merger at the special general meeting of holders of Golden Ocean common shares to be held on 19 August 2025 (the “Special General Meeting”) and who is not satisfied that he has been offered fair value for his shares, may exercise its statutory rights to dissent under the Bermuda Companies Act of 1981, as amended (the “BCA”) (a “Dissenting Shareholder”). Such Dissenting Shareholder may, within one month after the notice for the Special General Meeting has been given, apply to the Supreme Court of Bermuda to have the fair value of its shares appraised. This application does not, of itself, prevent the Merger from taking place.
The Merger Agreement states that if a Dissenting Shareholder applies for appraisal of the fair value of its shares to the Supreme Court of Bermuda and the Supreme Court of Bermuda determines a value higher than the Merger Consideration, then the Dissenting Shareholder would still receive the Consideration Shares, with only the difference between the Merger Consideration and the value determined by the Supreme Court of Bermuda being payable in cash. For more information on this procedure in Bermuda, reference is made to the Registration Statement under headings “The Special General Meeting – Dissenting Golden Ocean Common Shares” and “The Special General Meeting – Dissenters’ Rights of Appraisal for Golden Ocean Shareholders” on pages 25 through 26 and pages 55 through 56, which is incorporated by reference in this Exemption Document, as set out in Annex 1.
As of the date of this Exemption Document, Golden Ocean has received correspondence from certain holders of Golden Ocean common shares stating their intention to exercise their rights as Dissenting Shareholders. To the knowledge of CMB.TECH, the aggregate amount of Golden Ocean common shares which these certain holders of Golden Ocean common shares hold as of the date of this Exemption Document, is 17,285,000 (representing 8.59% of the total number of Golden Ocean common shares). These certain holders of Golden Ocean common shares also claim that they are entitled to receive the entire fair value of their Golden Ocean common shares in cash, rather than in the form of Consideration Shares.
Golden Ocean does not agree with the claim for cash payment of the fair value by these certain holders of Golden Ocean common shares, including their interpretation of the relevant legislation, and has indicated in its press release of 11 August 2025, which is incorporated by reference in this Exemption Document, as set out in Annex 1, that it will address these claims appropriately. As of the date of this Exemption Document, one such Golden Ocean common shareholder has commenced proceedings in Bermuda.
2.7	Summary of information disclosed under the Market Abuse Regulation
2.7.1	The Issuer
A summary of the information disclosed by CMB.TECH under Regulation (EU) 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as amended from time to time (the “Market Abuse Regulation”) over the last 12 months is included below, where that information is relevant at the date of the Exemption Document.
Inside information
Date	Title	Description	Link
8 September 2024	Belgium market court ruling update	The Markets Court has largely rejected the claims brought forward by FWC in connection with CMB’s mandatory public takeover bid for the shares in CMB.TECH.	Belgium market court ruling update
26 September 2024	Euronav sells two Suezmaxes	Sale of two Suezmax vessels to a wholly owned subsidiary of CMB.	Euronav sells two Suezmaxes
8 August 2024	Euronav announces Q2 2024 results - transformation in full swing	Publication of the non-audited financial results for the second quarter ended 30 June 2024.	Euronav announces Q2 2024 results - transformation in full swing

Inside information
Date	Title	Description	Link
9 October 2024	Reopening of the mandatory public takeover bid on CMB.TECH
CMB announced that, pursuant to an order of the FSMA of 7 October 2024, it will (i) make a subsequent additional payment to all shareholders who have transferred their shares to CMB in its mandatory public takeover bid for the shares in CMB.TECH, and (ii) reopen the bid at an adjusted price.
Reopening of the mandatory public takeover bid on CMB.TECH
23 October 2024	CMB NV launches the reopening of its public takeover bid and concurrent new U.S. offer on CMB.TECH NV	CMB has reopened its Belgian public takeover bid on all shares in CMB.TECH not already owned by it, and concurrently is making a new U.S. offer, addressed to U.S. shareholders.	CMB NV launches the reopening of its public takeover bid and concurrent new U.S. offer on CMB.TECH NV
7 November 2024	CMB.TECH announces Q3 2024 results – new name and eight new vessels	Publication of the non-audited financial results for the third quarter ended 30 September 2024.	CMB.TECH announces Q3 2024 results – new name and eight new vessels
22 November 2024	Results on the reopening of the public takeover bid on CMB.TECH NV launched by CMB NV	CMB announced the results of the reopening of its public takeover bid.	Results on the reopening of the public takeover bid on CMB.TECH NV launched by CMB NV
9 December 2024	CMB.TECH sells three Suezmaxes	Sale of three Suezmax vessels to a wholly owned subsidiary of CMB.	CMB.TECH sells three suezmaxes
28 January 2025	Fleet update	Sale of different vessels, generating a total capital gain of 46.52 million USD.	Fleet update
27 February 2025	CMB.TECH announces Q4 2024 results	Publication of the non-audited financial results for the fourth quarter ended 31 December 2024.	CMB.TECH announces Q4 2024 results
4 March 2025	CMB.TECH buys Hemen stake in Golden Ocean	Signing of a share purchase agreement with Hemen for the acquisition of 81,363,730 shares in Golden Ocean, at a price of 14.49 USD per share.	CMB.TECH buys Hemen stake in Golden Ocean
24 March 2025	CMB.TECH and MOL sign landmark agreement for nine ammonia-powered vessels	Signing of an agreement with Mitsui O.S.K. Lines, Ltd. and MOL CHEMICAL TANKERS PTE. LTD. for nine ammonia-powered vessels.	CMB.TECH and MOL sign landmark agreement for nine ammonia-powered vessels
10 April 2025	CMB.TECH publishes its annual report and submits form 20-F for the year ended 31 December 2024	Publication of the annual report for the year ended 31 December 2024 and submission of CMB.TECH’s annual report on Form 20-F for the year ended 31 December 2024 with the SEC.	CMB.TECH publishes its annual report and submits form 20-F for the year ended 31 December 2024

Inside information
Date	Title	Description	Link
14 April 2025	Fortescue and CMB.TECH sign agreement for Ammonia-powered one carrier	Signing of an agreement with Fortescue to charter a new ammonia-powered vessel.	Fortescue and CMB.TECH sign agreement for Ammonia-powered one carrier
22 April 2025	Merger between CMB.TECH and Golden Ocean
Signing of a term sheet between CMB.TECH and Golden Ocean for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean, subject to customary adjustments.
Merger between CMB.TECH and Golden Ocean
30 April 2025	CMB.TECH Business update
Business update, in particular regarding two Capital Markets Days held together with Golden Ocean, sale of three VLCCs and alignment of dates for announcing first and second quarter 2025 results due to the consolidation of Golden Ocean's financial results.
CMB.TECH Business update
21 May 2025	CMB.TECH announces Q1 2025 results	Publication of the non-audited financial results for the first quarter ended 31 March 2025.	CMB.TECH announces Q1 2025 results
22 May 2025	CMB.TECH Results General Meetings	Formal approval of the resolutions of the ordinary, special and extraordinary shareholders’ meeting dated 22 May 2024.	CMB.TECH results general meetings
28 May 2025	CMB.TECH and Golden Ocean announce agreement and plan of merger	Signing of an agreement and plan of merger between CMB.TECH and Golden Ocean for a stock-for-stock merger, as contemplated by the term sheet previously announced on 22 April 2025.	CMB.TECH and Golden Ocean announce agreement and plan of merger
17 July 2025	CMB.TECH’s update on the Golden Ocean merger process	Market update on the progress of the stock-for-stock merger between CMB.TECH and Golden Ocean.	CMB.TECH's update on the Golden Ocean merger process
11 August 2025	CMB.TECH’s update on the Golden Ocean merger process – 11 August	Market update on the progress of the stock-for-stock merger between CMB.TECH and Golden Ocean.	CMB.TECH's update on the Golden Ocean merger process - 11 August

Inside information
Date	Title	Description	Link
14 August 2025	CMB.TECH: Business update Q2 2025 results
CMBT.TECH’s Q2 2025 results are scheduled to be announced on 28 August 2025. Due to the proximity of the expected closing date of the stock-for-stock merger between CMB.TECH and Golden Ocean, CMB.TECH provides certain preliminary figures related to its Q2 2025 results.
CMB.TECH: Business update Q2 2025 results
2.7.2	CMB.TECH Bermuda
CMB.TECH Bermuda is not subject to the Market Abuse Regulation as the securities of the company are not listed on a regulated market, as stipulated in article 2(1) thereof.
2.7.3	Golden Ocean
A summary of the information disclosed by Golden Ocean under the Market Abuse Regulation over the last 12 months is included below, where that information is relevant at the date of the Exemption Document.
Inside information
Date	Title	Description	Link
28 August 2024	Second Quarter 2024 Results	Publication of the unaudited results for the quarter ended 30 June 2024	Second Quarter 2024 Results
2 October 2024	Renewal of share buy-back program
Golden Ocean has repurchased a total of 1,507,328 shares under the program for a total consideration of USD 11,629,758. A total of 741,900 shares have been repurchased at an average price of USD 7.84 per share at Nasdaq and 765,428 shares have been repurchased at an average price of NOK 81.2 at Oslo Stock Exchange.
Renewal of share buy-back program
27 November 2024	Third Quarter 2024 Results	Publication of the unaudited results for the quarter ended 30 September 2024	Third Quarter 2024 Results
18 December 2024	Transactions made under the buy-back program
Golden Ocean announces that the it has between 11 December 2024 and 17 December 2024, purchased 545,000 of the Company’s own common stocks. 420,000 of the shares have been bought on the Oslo Stock Exchange at an average price of NOK 101.62 per share and 125,000 of the shares have been bought on Nasdaq at an average price of USD 9.21 per share.
Transactions under buy-back program

Inside information
Date	Title	Description	Link
30 December 2024	Transactions made under the buy-back program
Golden Ocean announces that it has between 20 December 2024, and 23 December 2024, purchased 80,000 of the Company’s own common stocks on the Oslo Stock Exchange at an average price of NOK 99.15 per share.
Transactions under buy-back program
26 February 2025	Fourth Quarter 2024 Results	Publication of the unaudited results for the quarter ended 31 December 2024	Fourth Quarter 2024 Results
5 April 2025	Appointment of CEO and CFO	The Board of Golden Ocean announces the appointment of Mr. Peder Simonsen as the Chief Executive Officer and the appointment of Ms. Randi Navdal Bekkelund as Chief Financial Officer.	Appointment of CEO and CFO
14 April 2025	Merger Between CMB.TECH and Golden Ocean
Golden Ocean announces that they, together with CMB.TECH, have signed a term sheet for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CBM.TECH for each share of Golden Ocean. The consummation of the merger remains subject to customary conditions, including confirmatory due diligence, negotiation and execution of definitive transaction agreements, applicable board approvals, regulatory approvals, third- party consents, Golden Ocean shareholder approval, and effectiveness of a registration statement on Form F-4 to be filed by CMB.TECH with the U.S. Securities and Exchange Commission
Merger between CMBT and GOGL
21 May 2025	First Quarter 2025 Results	Publication of the unaudited results for the quarter ended 31 March 2025	First Quarter 2025

Inside information
Date	Title	Description	Link
28 May 2025	Merger Between CMB.TECH and Golden Ocean
Golden Ocean announces that they have signed an agreement and plan of merger for a stock-for-stock merger, as contemplated by the term sheet previously announced on 22 April 2025.
The consummation of the Merger remains subject to customary conditions, including regulatory approvals, Golden Ocean shareholder approval, effectiveness of a registration statement on Form F-4 to be filed by CMB.TECH with the U.S. Securities and Exchange Commission and obtaining approval for the listing of the Merger Consideration Shares on the New York Stock Exchange.
Assuming timely fulfillment of the relevant closing conditions, the parties aim to complete the Merger in the third quarter of 2025.
Merger between CMBT and GOGL
20 June 2025	Golden Ocean and CMB.TECH signed loan facilities of USD 2 billion to refinance outstanding debt in Golden Ocean
Golden Ocean and CMB.TECH hereby announces the signing of a USD 2,000 million facilities agreement with a bank syndicate comprising a term loan facility of up to USD 1,250 million and a revolving credit facility of up to USD 750 million which will become available following the completion of the planned merger between Golden Ocean and CMB.TECH, expected in Q3 2025.
The term loan facility of USD 1,250 million is expected to be drawn during the second and the third quarter of 2025.
Signing of Loan Facilities
15 July 2025	Key dates for Special General Meeting	Golden Ocean advises that a Special General Meeting of Golden Ocean will be held on 19 August 2025. The record date for voting at the Special General Meeting is set to 16 July 2025.	Key Dates for Special General Meeting
18 July 2025	Notice of Special General Meeting	Golden Ocean announces that a Special General Meeting will be held on 19 August 2025.	Notice of Special General Meeting
28 July 2025	Update on Merger with CMB.TECH and Change of VPS Registrar	Golden Ocean provides an update on the Merger with CMB.TECH and announces a change of VPS Registrar from Nordea to DNB.	Update on Merger with CMB.TECH and Change of VPS Registrar

Inside information
Date	Title	Description	Link
11 August 2025	Update on the CMB.TECH Merger Process	Golden Ocean provides an update on the Merger with CMB.TECH.	Update on the CMB.TECH Merger Process

Manager’s transactions
Date	Title	Description	Link
2 April 2025	Mandatory notification of trade	CMB.TECH Bermuda has acquired a total of 10,322,377 shares in Golden Ocean. CMB.TECH Bermuda is a legal person closely associated with board members Patrick De Brabandere and Patrick Molis.	Notification
3 April 2025	Mandatory notification of trade	CMB.TECH Bermuda has acquired a total of 2,107,807 shares in Golden Ocean. CMB.TECH Bermuda is a legal person closely associated with board members Patrick De Brabandere and Patrick Molis.	Notification

3	DESCRIPTION OF THE MERGER
This section provides a description of the Merger, including its purpose and objectives, conditions, risk factors and the Merger Consideration.
Further information on the Merger is available in the Registration Statement under heading “The Merger” on pages 57 through 74, which is incorporated by reference in this Exemption document, as set out in Annex 1, as well as in the Merger Agreement, which is included in annex A to the Registration Statement. In the event of any discrepancy between the terms of the Merger Agreement and the information set out in this Exemption Document, the Merger Agreement shall prevail.
3.1	Purpose and objectives of the Merger
3.1.1	Purpose of the Merger for the Issuer and its shareholders
At its meeting on 28 May 2025, the Supervisory Board of CMB.TECH unanimously approved the entering into of the Merger Agreement and authorized the execution of the transactions contemplated thereby, including the Merger.
In evaluating the Merger Agreement, the Supervisory Board consulted with and received the advice of its senior management (including the Management Board) and its professional advisors. In reaching its decision to approve the Merger, the Supervisory Board considered a number of factors, including, but not limited to, the factors set forth below, which the Supervisory Board viewed as generally supporting its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.
•
the Merger is expected to create a large, listed and diversified maritime group, supported by an anchor family shareholder and a post-Merger free float of approximately 38.4% (excluding treasury shares);

•	the diversified structure is designed to ensure resilient performance across shipping cycles and the ability to seize meaningful opportunities;
•	by structuring the Merger as a stock-for-stock transaction, the Merger can be concluded without burdening CMB.TECH’s cash flows or increasing its debt position; and
•	the increased free float will be beneficial for the liquidity of the shares.
The Combined Company will continue to promote CMB.TECH’s ongoing strategy of being the reference platform for sustainable shipping as follows:
•
Fleet diversification. CMB.TECH aims to further diversify its fleet into different shipping segments to reduce the volatility of its earnings. As a result of the Merger, the fleet of Golden Ocean will provide an important diversification factor with 89 additional dry-bulk vessels. This diversification results in a gradual decrease of the share of revenues coming from pure crude oil transportation by adding different shipping asset types to the portfolio.

•
Fleet decarbonization. CMB.TECH believes a key trend in shipping is offering low-emission ships to its customers given the global fuel transition, making it important to dedicate significant amounts of capital from the industry and shipping companies to the development of low-carbon engines, fuel supply systems and the production of low-carbon fuels. CMB.TECH envisions playing a leading role in the decarbonization of the shipping industry and being the reference shipowner when it comes to green ships.

•
Fleet optimization. CMB.TECH seeks to optimize its fleet to continue offering the best quality vessels to its customers. CMB.TECH intends to divest less efficient or older ships and re-invest the proceeds in newbuildings or modern second-hand vessels or technical upgrades. The Merger will allow CMB.TECH to obtain 89 vessels with an average age of 8.2 years, resulting in a further expansion of its fleet with modern vessels.

3.1.2	Purpose of the Merger for Golden Ocean and its shareholders
On 16 April 2025, at a meeting of the Golden Ocean Board held to evaluate the Merger, DNB Carnegie delivered to the Golden Ocean Transaction Committee an oral opinion, which was confirmed by the delivery of a written opinion dated 22 April 2025, to the effect that, as of that date, and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to holders of Golden Ocean common shares.
On 22 April 2025, CMB.TECH and Golden Ocean entered into the term sheet relating to the Merger (the “Term Sheet”). The Golden Ocean Transaction Committee, in part on the basis of the DNB Carnegie Fairness Opinion, as attached in Annex 2, unanimously determined that the Term Sheet and the Merger contemplated thereby are advisable and fair to, and in the best interests of, Golden Ocean and its shareholders. Later that day, the Golden Ocean Board, on the basis of various factors, including the unanimous recommendation of Golden Ocean’s senior management, the Golden Ocean Transaction Committee and its financial advisor and the DNB Carnegie Fairness Opinion, unanimously determined that the Term Sheet and the Merger contemplated thereby are advisable and fair to, and in the best interests of, Golden Ocean and its shareholders.
On 28 May 2025, the Golden Ocean Board held telephonic and videoconference meetings with its advisors during which, among other things, the Golden Ocean Board, following a discussion regarding the proposed terms of the Merger Agreement and the Merger, unanimously (i) determined the Merger Consideration constitutes fair value for each Golden Ocean common share in accordance with the BCA, and that the Merger Agreement, including the Bermuda Merger Agreement, and the Merger are in the best interest of Golden Ocean’s shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the Bermuda Merger Agreement and consummation of the Merger, (iii) resolved to submit the Merger Agreement and the Bermuda Merger Agreement and the Merger for approval of Golden Ocean’s shareholders at a special general meeting of Golden Ocean’s shareholders and (iv) resolved to recommend the approval of the Merger Agreement, the Bermuda Merger Agreement and the Exchange Agent Agreement (as defined below) and the Merger by holders of Golden Ocean’s common shares, in each case subject to the terms and conditions of the Merger Agreement.
In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Golden Ocean Board consulted with and received the advice of its management, legal advisors and financial advisor, DNB Carnegie, and, in reaching its decision to approve the Merger Agreement and to recommend that its shareholders vote “FOR” amending Golden Ocean’s bye-laws to clarify any ambiguity that the required shareholder voting majority for a merger of Golden Ocean is a simple majority of the votes cast at a general meeting of

Golden Ocean shareholders (the “Bye-law Amendment”)1 and “FOR” the proposal to approve the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger, Merger Consideration and the appointment of the Exchange Agent to act as agent for the Merger (the “Merger Proposal”), the Golden Ocean Board considered a variety of factors, including, but not limited to, market conditions, competitive position, financing arrangements and using the same share price of USD 14.49 per Golden Ocean common share that CMB.TECH paid to Hemen pursuant to the Share Purchase Agreement.
3.1.3	Anticipated benefits resulting from the Merger
The anticipated benefits resulting from the Merger would be to establish a leading and diversified maritime group. Following the Merger, the Combined Company is expected to constitute one of the largest listed diversified maritime groups, with a potential significant increase in the free float of the Combined Company in comparison to the current free float of CMB.TECH to approximately 38.4% (excluding treasury shares), thereby providing substantial liquidity for investors.
Following the Merger, the Combined Company’s fleet of vessels which it will own and operate, will consist of 248 vessels with an average age of approximately 7 years, an aggregate carrying capacity of approximately 30 million dwt (excluding crew transfer vessels) and will consist of drybulk carriers, container vessels, oil tankers, chemical tankers, offshore wind transport vessels, tugs, a MPH2UV and ferries The operational strategy is intended to be structured to maintain resilient performance across various shipping cycles.
Additionally, the Combined Company would seek to strategically manage a balanced mix of spot and time charter exposure, aiming to optimize income streams through a diversified contract portfolio. This balanced approach would enable the Combined Company to leverage spot market opportunities while simultaneously securing predictable long-term cashflows through its contract backlog. Furthermore, the Combined Company would aim to maintain broad exposure to diversified and attractive end-markets across various shipping sectors, including dry bulk, crude oil, containers, chemicals, and offshore wind.
The Merger is projected to result in an enhanced financial profile, thereby presenting a compelling value proposition for stakeholders. This prospective financial outlook confirms CMB.TECH’s intention to create value and long-term growth through the successful completion of the proposed Merger.

1 In 2022, the annual general meeting of Golden Ocean shareholders approved an amendment to its bye-laws (i) defining an “Ordinary Resolution” as a resolution passed by a simple majority of votes cast at a general meeting of Golden Ocean shareholders and (ii) determining that at any general meeting of Golden Ocean shareholders two or more shareholders present in person or by proxy throughout the meeting shall form a quorum for the transaction of business (including for greater certainty any Ordinary Resolution for the amalgamation or merger of the company).
Based on its amended and restated bye-laws, Golden Ocean indicates in its annual reports on Form 20-F that any plan of merger or amalgamation must be authorized by the resolution of its shareholders approved by a simple majority of votes cast at a general meeting of the company at which a quorum of two or more shareholders are in attendance in person or by proxy throughout such meeting.
To clarify any ambiguity that, in line with the intention of the change made by the shareholder approval to change the bye-laws in 2022, an amalgamation or merger of Golden Ocean can be approved by Ordinary Resolution, i.e. simple majority of votes cast at a general meeting of Golden Ocean shareholders, the Golden Ocean board of directors proposes that shareholders approve the Bye-law Amendment.

3.2	Conditions of the Merger
3.2.1	General information
Procedures and terms
On 28 May 2025, CMB.TECH, CMB.TECH Bermuda and Golden Ocean entered into the Merger Agreement, pursuant to which, subject to approval of the Special General Meeting and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Golden Ocean will merge with and into CMB.TECH Bermuda, a direct wholly-owned subsidiary of CMB.TECH, with CMB.TECH Bermuda as the surviving company.
Pursuant to the Bermuda Merger, each Golden Ocean common share (other than those Golden Ocean common shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries hold) will ultimately be converted into 0.95 CMB.TECH ordinary shares,  in the following manner:
(i)
upon the effective time of the Bermuda Merger as stipulated on the certificate of merger issued by the Registrar of Companies in Bermuda in accordance with the BCA (the “Effective Time”), each issued and outstanding Golden Ocean common share will be cancelled and such shares (other than those Golden Ocean common shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries hold) will be automatically converted into one Bermuda Consideration Share; and

(ii)
on the Closing Date, following the Bermuda Merger, each such Bermuda Consideration Share, will be contributed to CMB.TECH in exchange for 0.95 CMB.TECH ordinary shares (the “Exchange Ratio”), by means of a capital increase under the authorized capital following a contribution in kind in accordance with articles 7:198 juncto 7:196 and 7:197 of the BCCA

As of the date of this Exemption Document, based on the current number of Golden Ocean common shares and CMB.TECH ordinary shares outstanding and reserved for issuance, CMB.TECH expects to issue 95,952,934 CMB.TECH ordinary shares in the aggregate as a result of the Merger, and it estimates that, following the consummation of the Merger, pre-Merger CMB.TECH shareholders and holders of Golden Ocean common shares immediately prior to the Effective Time (other than Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries) (the “Contributing Golden Ocean Shareholders”) will own approximately 66.9% and 33.1%, respectively, of the Combined Company’s ordinary shares outstanding, excluding the Combined Company’s ordinary shares held in treasury. The free float of the Combined Company is expected to be around 38.4% (excluding the Combined Company’s ordinary shares held in treasury), following completion of the Merger. A detailed overview of the shareholding structure of CMB.TECH following completion of the Merger is included in section 5.5.2 of this Exemption Document.
The key terms of the capital increase under the authorized capital are:
Key terms
Number of Bermuda Consideration Shares to be contributed in kind (a)	101,003,089
Exchange Ratio (b)	1:0.95
Number of Consideration Shares (c = a/b)	95,952,934

Par value (d)	USD 1,0869 (rounded)
Issue price (e)	USD 15.23
Increase of share capital (f = c*d)	USD 104,292,397.57
Increase of share premium (g = (c*e)-f)	USD 1,357,070,787.25
Total equity increase (capital + share premium) (h = f+g)	USD 1,461,363,184.82
Total share capital following the capital increase	USD 343,439,903.39
Total number of CMB.TECH ordinary shares following the capital increase	315,977,647
In the context of the capital increase under the authorized capital, the Supervisory Board has drawn up a special report in accordance with articles 7:179 juncto 7:197 of the BCCA. The special report includes a description of the capital increase and the Contribution in Kind, a motivated valuation of the Contribution in Kind, the consideration and issue price of the shares to be issued, the importance of the Contribution in Kind for CMB.TECH and the impact of the capital increase on the meeting rights and profit rights of the existing shareholders of CMB.TECH. The statutory auditor of CMB.TECH is also required to provide a special report in accordance with articles 7:179 juncto 7:197 of the BCCA, on the applied valuation of the Contribution in Kind and the valuation methodology, and particularly indicates whether the applied valuation is at least equal to the number, par value and issue premium of the shares to be issued. Both the special report of the Supervisory Board and the special report of the statutory auditor of CMB.TECH are available on the Issuer’s website (cmb.tech).
The aggregate number of CMB.TECH ordinary shares issued pursuant to the Merger may be adjusted if, prior to the Effective Time, (i) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event or (ii) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason any issuance of additional shares of stock, CMB.TECH or Golden Ocean has issued any securities of a different class or type other than the CMB.TECH ordinary shares or Golden Ocean common shares, or CMB.TECH or Golden Ocean has issued a cash dividend or other distribution, in accordance with the Merger Agreement. Any Golden Ocean common shares that Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries hold will be cancelled, and no consideration will be delivered for those cancelled shares. The Exchange Ratio and the Merger Consideration will not be adjusted to reflect changes in the market price of Golden Ocean common shares or CMB.TECH ordinary shares prior to the Effective Time.
Trading venue
Subject to, among other things, approvals from the NYSE and Euronext Oslo as well as publication of this Exemption Document, Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Nasdaq will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that trade on the NYSE, and Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Euronext Oslo (as recorded in the VPS) will receive their portion of the Merger Consideration in CMB.TECH ordinary shares to be registered in VPS through a so-called CSD link and that are expected to trade on Euronext Oslo shortly after completion of the Merger.
Exchange Agent and VPS Registrar
For the purpose of giving effect to the Contribution in Kind, Golden Ocean has appointed Computershare, Inc. and its wholly-owned subsidiary Computershare Trust Company N.A. (the “Exchange Agent”), subject to approval at the Special General Meeting. CMB.TECH and Golden Ocean have entered into an agreement with the Exchange Agent drawn up under U.S. law under which it will be authorized to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders, to effect the Contribution in Kind and the receipt of the Merger Consideration and delivery thereof to the Contributing Golden Ocean Shareholders, with the right of sub-delegation, for the Merger and, among other things, to effect the Contribution in Kind, the receipt of the Merger Consideration and delivery thereof to such shareholders.
CMB.TECH has entered into a customary registrar agreement with DNB Bank ASA, Issuer Services (the “VPS Registrar”), in connection with the contemplated secondary registration of the Combined Company’s ordinary shares in the VPS, through a so-called CSD-link, to facilitate delivery of the Consideration Shares to Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Euronext Oslo. DNB Bank ASA, Issuer Services, has their registered address at Dronning Eufemias gate 30, 0191 Oslo, Norway.
Agreements and governing law
The agreements entered into for the purpose of executing the Merger are governed by the following laws: (i) the Bermuda Merger Agreement is governed by and construed in accordance with the laws of Bermuda; (ii) the Merger Agreement is governed by and construed in accordance with the laws of the State of New York; and (iii) the Exchange Agent Agreement is likewise governed by and construed in accordance with the laws of the State of New York.
The terms and effects of the Merger are set-out in the Merger Agreement as included in annex A of the Registration Statement, which is incorporated by reference in this Exemption document, as set out in Annex 1. As the Merger involves companies established outside the European Union, not all elements of the information as would otherwise be required by article 91(2) or article 122 of Directive (EU) 2017/1132 are available.
3.2.2	Conditions
The obligations of CMB.TECH and Golden Ocean to complete the Merger are subject to the satisfaction of the following conditions unless, to the extent permitted by law, the condition has been waived by mutual written agreement of Golden Ocean and CMB.TECH:
(i)	the Special General Meeting of Golden Ocean approves the Merger Proposal in accordance with the BCA, as amended, and the bye-laws of Golden Ocean;
(ii)
the Registration Statement on Form F-4 filed with the SEC is in effect under the U.S. Securities Act and is not subject to any stop order suspending its effectiveness or any proceedings initiated by the SEC seeking any such stop order;

(iii)	all required filings and approvals shall have been made and obtained (or waiting periods expired or terminated) under any antitrust laws that are applicable to the Merger;

(iv)	the Consideration Shares are approved for listing on the NYSE;
(v)
CMB.TECH has published this Exemption Document in connection with (i) the admission to trading of the Consideration Shares on Euronext Brussels, and (ii) the contemplated secondary listing of the Combined Company’s shares on Euronext Oslo; and

(vi)	no law preventing or prohibiting the consummation of the Merger is in effect.
It should be noted that (i) the Special General Meeting of Golden Ocean is set to take place on 19 August 2025, (ii) the Registration Statement on Form F-4 has become effective on 16 July 2025, (iii) CMB.TECH received antitrust clearance from the German Bundeskartellamt on 26 June 2025, (iv) the Consideration Shares were approved for listing on the NYSE on 18 July 2025, and (v) this Exemption Document was published by CMB.TECH on the date hereof.
The obligation of CMB.TECH and CMB.TECH Bermuda to effect the Merger is further subject to the satisfaction or, to the extent permitted by law, waiver by CMB.TECH of the following conditions:
(i)
the representations and warranties of Golden Ocean in the Merger Agreement shall be true and correct as of the Closing Date, subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

(ii)
either (a) receipt of all of the Specified Approvals (as such term is defined in the Merger Agreement) shall have been obtained in form and substance reasonably satisfactory to CMB.TECH on or prior to, and shall be in full force and effect on, the Closing Date, or (b) CMB.TECH and/or Golden Ocean shall have available, or will have available at the Closing Date, alternative financing sufficient to refinance any indebtedness for which the Specified Approvals are not obtained;

(iii)
Golden Ocean shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by it under the Merger Agreement on or prior to the Closing Date;

(iv)	from the date of the Merger Agreement and through the Closing Date, no event has occurred that has had a Company Material Adverse Effect (as such term is defined in the Merger Agreement); and
(v)
Golden Ocean will deliver to CMB.TECH a certificate of an executive officer of Golden Ocean, dated as of the Closing Date, certifying that certain of the above conditions have been satisfied as of the Closing Date.

The obligation of Golden Ocean to effect the Merger is further subject to the satisfaction or, to the extent permitted by law, waiver by Golden Ocean of the following conditions:
(i)
the representations and warranties of CMB.TECH and CMB.TECH Bermuda in the Merger Agreement shall be true and correct as of the Closing Date, subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

(ii)
either (a) all of the Specified Approvals (as such term is defined in the Merger Agreement) shall have been obtained in form and substance reasonably satisfactory to CMB.TECH on or prior to, and shall be in full force and effect on, the Closing Date, or (b) CMB.TECH and/or Golden Ocean shall have available, or will have available at the

Closing Date, alternative financing sufficient to refinance any indebtedness for which the Specified Approvals are not obtained;
(iii)
each of CMB.TECH and CMB.TECH Bermuda shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by it under the Merger Agreement on or prior to the Closing Date of the Merger;

(iv)	from the date of the Merger Agreement and through the Closing Date, no event has occurred that has had a Parent Material Adverse Effect (as such term is defined in the Merger Agreement);
(v)
CMB.TECH shall have delivered to Golden Ocean a true and complete copy of each of the special report on the Contribution in Kind drawn up by the CMB.TECH Supervisory Board and the special report on such Contribution in Kind drawn up by CMB.TECH’s auditor, each in accordance with article 7:179 and 7:197 of the BCCA, on or prior to the Closing Date;

(vi)	CMB.TECH Bermuda has elected to be an entity disregarded from CMB.TECH for U.S. federal income tax purposes effective prior to the Closing Date; and
(vii)
CMB.TECH will deliver to Golden Ocean a certificate of an executive officer of CMB.TECH, dated as of the Closing Date, certifying that certain of the above conditions have been satisfied as of the Closing Date.

3.2.3	Break-fees
There are no agreements determining the payment of any amount if the Merger is not completed.
3.2.4	Authorizations
All authorizations and notifications required for the completion of the Merger are set out in section 3.2.2.
3.2.5	Financing structure of the Merger
Merger Consideration
As described in section 3.5 of this Exemption Document, the Merger Consideration consists of new CMB.TECH shares to be issued by means of the Contribution in Kind.
The capital increase resulting from the Contribution in Kind will be effected within the framework of the authorized capital of CMB.TECH as approved by the extraordinary general meeting of CMB.TECH on 22 May 2025. In accordance therewith and as set out in Article 7 of the articles of association of CMB.TECH, which are available on its website and incorporated by reference in this Exemption Document, the Supervisory Board is authorized to increase the share capital of CMB.TECH in one or several times subject to the terms and conditions to be determined by the Supervisory Board and in accordance with the applicable legal provisions at the time of the share capital increase.
This authorization is granted for an amount of USD 239,147,500. Based on the current par value of USD 1.0869 per share (rounded for indicative purposes only), a maximum of 220,024,708 CMB.TECH ordinary shares could be issued under the authorized capital. This authority also extends to the issuance of convertible bonds, subordinated or otherwise, or subscription rights, whether or not linked to bonds, which may result in an increase of share capital. The increases of the share capital decided upon under this authorization may be carried out by both contribution in cash or in kind and by the incorporation of reserves, including the share premium account available for distribution. The reserves may be incorporated with or without new shares being issued
The Supervisory Board is authorized, in CMB.TECH’s interest, to (i) restrict or suspend the preferential subscription rights of the existing shareholders or (ii) restrict or suspend the preferential subscription rights of the existing shareholders in favor of one or more specific persons, other than members of the personnel of CMB.TECH or of its subsidiaries. This authorization has been granted for a period of five years and – unless it is renewed in accordance with the applicable legal provisions – will expire on 30 June 2030.
In effectuating the Merger, the Supervisory Board of CMB.TECH will use its authorization under the authorized capital to issue the Merger Consideration and increase the share capital by approximately USD 104,292,397.57.
Cash payments in lieu of fractional shares
CMB.TECH will not issue any fractional ordinary shares. Instead, each record holder of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share (after aggregating all fractional shares of CMB.TECH ordinary shares to be received by such person) will be entitled to receive an amount of cash (without interest, rounded down to the nearest whole cent) equal to the product of (i) such fraction and (ii) USD 14.49 (subject to adjustment, pursuant to the terms of the Merger Agreement). Holders of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share that hold shares through a bank, broker, trustee or other nominee will receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, trustee or other nominee.
In this context, the Exchange Agent shall sell, at then-prevailing prices on the NYSE, such number of CMB.TECH ordinary shares constituting a portion of the Consideration Shares representing the aggregate of all fractional entitlements of all Contributing Golden Ocean Shareholders, with the cash proceeds of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares. If the proceeds of such sales by the Exchange Agent are insufficient for such purpose, then CMB.TECH shall deliver to the Exchange Agent additional funds in an amount equal to the deficiency required to make all such payments in lieu of fractional shares.
The VPS Registrar, acting on behalf of the Contributing Golden Ocean Shareholders that hold Golden Ocean common shares through the VPS, will receive any such cash payment in lieu of a fractional share from the Exchange Agent through its nominee in DTC on behalf of the total group of Contributing Golden Ocean Shareholders that hold Golden Ocean common shares through the VPS. Consequently and subject to the admission to trading of the CMB.TECH ordinary shares on Euronext Oslo, DNB Carnegie shall sell, at then-prevailing prices on Euronext Oslo, such number of CMB.TECH ordinary shares constituting a portion of the Consideration Shares representing the aggregate of all fractional entitlements of the Contributing Golden Ocean Shareholders that hold Golden Ocean common shares through the VPS, with the cash proceeds of such sales to be used by the VPS Registrar to fund the cash payments in lieu of fractional shares. If the proceeds of such sales by DNB Carnegie are insufficient for such purpose, then CMB.TECH shall deliver to the VPS Registrar additional funds in an amount equal to the deficiency required to make all such payments in lieu of fractional shares.
Any such cash payments by CMB.TECH in lieu of fractional shares (in the event the proceeds of the sales by the Exchange Agent and/or DNB Carnegie as described above are insufficient) will be financed using CMB.TECH’s existing financial resources and credit facilities.
Refinancing
As of 4 March 2025, CMB.TECH had identified syndicate banks to refinance all or part of Golden Ocean’s current outstanding debt and entered into credit committee approved commitment letters with these banks for outstanding borrowings of up to USD 2 billion, that were subject only to the execution of satisfactory documentation and customary covenants and closing conditions. This facility was executed by CMB.TECH on 8 May 2025 and Golden Ocean has acceded thereto on 19 June 2025. All or part of the existing debt may be refinanced with the secured financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing has a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is priced with Secured Overnight Financing Rate plus a market-based margin.
3.2.6	Timetable of the Merger
For information purposes only, a tentative timetable of the Merger, which may be subject to changes, is set out below:
Event	Dates and anticipated dates
Execution of the Term Sheet by CMB.TECH and Golden Ocean	22 April 2025
Execution of the Merger Agreement by CMB.TECH, CMB.TECH Bermuda and Golden Ocean	28 May 2025
The Registration Statement becomes effective under the 1933 Act following no further comments by the SEC	16 July 2025
Publication of the Registration Statement on Form F-4	17 July 2025
Notice of Special General Meeting of Golden Ocean	17 July 2025
Publication of the Exemption Document and special reports by CMB.TECH’s Supervisory Board and auditor regarding the Contribution in Kind	14 August 2025
Special General Meeting of Golden Ocean	19 August 2025
Last day of trading of Golden Ocean on Nasdaq and Euronext Oslo	19 August 2025
Effective date of the Bermuda Merger	20 August 2025
Contribution in Kind and admission to trading of the Consideration Shares on Euronext Brussels, the NYSE and Euronext Oslo	20 August 2025
3.3	Risk factors relating to the Merger

An investment in the Combined Company involves inherent risks. This section describes the risks relating to the Merger and the business of the Combined Company. Shareholders should consider carefully all information set forth in this Exemption Document and, in particular, the specific risk factors set out below and in section 4.1 of this Exemption Document.
The risk factors included in this section 3.3 are presented in a limited number of categories, where each risk factor is placed in the most appropriate category based on the nature of the risk it represents. Within each category, the risk factors deemed most material for the Combined Company, taking into account their potential negative effect for the Merger and the Combined Company and the probability of their occurrence, are set out first. This does not mean that the remaining risk factors are ranked in order of their materiality or comprehensibility, nor based on a probability of their occurrence. The absence of negative past experience associated with a given risk factor does not mean that the risks and uncertainties in that risk factor are not genuine and potential threats, and they should therefore be considered prior to making an investment decision. If any of the following risks were to materialize, either individually, cumulatively or together with other circumstances, it could have a material adverse effect on the Merger and on the Combined Company and/or its business, results of operations, cash flows, financial condition and/or prospects, which may cause a decline in the value and trading price of the CMB.TECH ordinary shares, resulting in loss of all or part of an investment in the CMB.TECH ordinary shares. Additional factors of which CMB.TECH or Golden Ocean are unaware or which currently deem not to be risks, may also have corresponding negative effects.
3.3.1	Risk factors relating to the completion of the Merger
Because the aggregate Merger Consideration is fixed, and the market price of CMB.TECH ordinary shares may fluctuate, holders of Golden Ocean common shares cannot be certain of the precise value of the Merger Consideration that they will receive in the Merger.
If the Merger is completed, each Golden Ocean common share will be cancelled and such shares (other than those Golden Ocean common shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries hold) will be automatically converted in the manner described in the Merger Agreement and in this Exemption Document into the right to receive 0.95 CMB.TECH ordinary shares. The Exchange Ratio will not be adjusted to reflect changes in the market price of Golden Ocean common shares or CMB.TECH ordinary shares from the time the Exchange Ratio was fixed until the Effective Time.
Therefore, holders of Golden Ocean common shares will receive a fixed number of CMB.TECH ordinary shares based on the Exchange Ratio (as adjusted if applicable) and will not receive a number of shares determined on a fixed market value. The market value of CMB.TECH ordinary shares and the market value of Golden Ocean common shares at the Effective Time may vary significantly from their respective values on the date that the Merger Agreement was executed or at other dates, such as the date of this Exemption Document or the date of the Special General Meeting.
Variations in share prices may be the result of various factors, including CMB.TECH’s and Golden Ocean’s respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions.
At the time of the Special General Meeting, holders of Golden Ocean common shares will not know the precise market value of the CMB.TECH ordinary shares to be issued pursuant to the Merger they will be entitled to receive for their Golden Ocean common shares at the Closing Date. Holders of Golden Ocean common shares are urged to obtain a current market quotation for CMB.TECH ordinary shares on the NYSE and Euronext Brussels and Golden Ocean common shares on Nasdaq and Euronext Oslo.
In addition, Golden Ocean’s shareholders who are not satisfied that they have been offered fair value for their shares and who do not vote in favor of the Merger may exercise their appraisal rights under the BCA to have the fair value of their shares appraised by the Supreme Court of Bermuda. If any shareholders validly and successfully assert appraisal rights, in the event that the “fair value” of a Golden Ocean common share is appraised by the Supreme Court of Bermuda under the BCA as greater than the Merger Consideration, such dissenting shareholder(s) will be entitled to receive from CMB.TECH Bermuda, in addition to the Merger Consideration, the difference between the Merger Consideration and such “fair value” by payment made within one month after the final determination by the Supreme Court of Bermuda. Reference is made to the Dissenting Shareholder claims as included under section 2.6.3 of this Exemption Document.
The Exchange Ratio reflects several business considerations extensively negotiated by the parties and therefore are not necessarily reflective of the share price, net asset values or other financial or valuation metrics relating to Golden Ocean or CMB.TECH.
Golden Ocean, the Golden Ocean Transaction Committee and CMB.TECH determined the Exchange Ratio through extensive negotiations taking into account many factors, such as market conditions, competitive position, financing arrangements, legal advice, fairness opinion and using the same share price of USD 14.49 per Golden Ocean common share that CMB.TECH paid to acquire all of the Golden Ocean common shares owned by Hemen, Golden Ocean’s former largest shareholder, pursuant to the Share Purchase Agreement. These factors and financial analyses were not the exclusive factors the Golden Ocean Transaction Committee considered in evaluating the Merger and the Exchange Ratio. As such, the Exchange Ratio is not necessarily reflective of the share price, net asset values or other financial or valuation metrics relating to Golden Ocean or CMB.TECH.
There is no assurance when or if the Merger will be completed.
The completion of the Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, the approval of the Merger Proposal by the Special General Meeting of Golden Ocean. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Merger. Each party’s obligation to complete the Merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the Merger Agreement.
As a result of these conditions, in addition to complexities related to the exchange process and settlement, there is no assurance that the Merger will be completed on the terms or timeline currently contemplated, or at all.
Failure to complete the Merger would prevent CMB.TECH and Golden Ocean from realizing the anticipated benefits of the Merger. Each company would also remain liable for significant transaction costs, including legal, accounting and financial advisory fees. Any delay in completing the Merger may significantly reduce the benefits that CMB.TECH and Golden Ocean expect to achieve if they successfully complete the Merger within the expected timeframe and integrate their respective businesses.

CMB.TECH indirectly owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares), and has agreed to vote these shares in favor of the proposals presented at the Special General Meeting of Golden Ocean’s shareholders.
CMB.TECH, indirectly through CMB.TECH Bermuda, owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares) and has agreed, pursuant to the Merger Agreement (subject to certain exceptions), to vote these shares in favor of the proposals presented at the Special General Meeting. As such, the Merger Agreement ensures that at least 49.4% of the outstanding Golden Ocean common shares (excluding treasury shares) will be voted in favor of the Bye-law Amendment and the Merger Proposal, and only a small portion of the Golden Ocean common shares other than those that CMB.TECH holds will be needed to approve the proposals. For more details, reference is made to the Registration Statement under heading “The Merger Agreement – Voting Undertaking” on page 85, which is incorporated by reference in this Exemption document, as set out in Annex 1.
The termination of the Merger Agreement could negatively impact Golden Ocean and CMB.TECH.
If the Merger is not completed for any reason, including as a result of Golden Ocean’s shareholders failing to approve the Merger Agreement, the ongoing businesses of Golden Ocean and CMB.TECH may be adversely affected and, without realizing any of the anticipated benefits of having completed the Merger, Golden Ocean and CMB.TECH may be subject to a number of risks, including, but not limited to, the following:
•	negative reactions from the financial markets, including a decline of their respective share price (which may reflect a market assumption that the Merger will be completed);
•	negative reactions from the investment community, their respective customers and employees and other partners in the business community;
•	costs relating to the Merger, whether or not the Merger is completed; and
•
substantial commitments of time and resources by Golden Ocean’s and CMB.TECH’s respective management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial had the Merger not been contemplated.

Except in specified circumstances, if the Merger is not completed by 31 December 2025, subject to extension in specified circumstances, either CMB.TECH or Golden Ocean may choose not to proceed with the Merger.
Either CMB.TECH or Golden Ocean may terminate the Merger Agreement if the Effective Time has not occurred by 31 December 2025. However, the right to terminate the Merger Agreement will not be available to CMB.TECH or Golden Ocean if the failure of such party to perform any of its obligations under the Merger Agreement has been the principal cause of or resulted in the failure of the Merger to be complete by 31 December 2025. For more information, reference is made to the Registration Statement under heading “The Merger Agreement - Termination” on pages 85 through 86, which is incorporated by reference in this Exemption document, as set out in Annex 1.

Certain of Golden Ocean’s directors have interests in the Merger that differ from, or are in addition to, the interests of holders of Golden Ocean common shares.
Certain of Golden Ocean’s directors have interests in the Merger that are different from, or in addition to, the interests of the Golden Ocean common shareholders generally. The Golden Ocean Transaction Committee and the Golden Ocean Board were aware of these interests and considered them, among other matters, in making their recommendations. These interests include that two of the directors who currently serve on the Golden Ocean board of directors are also members of CMB.TECH’s Supervisory Board. These two members are not members of the Golden Ocean Transaction Committee.
For more information, reference is made to the Registration Statement under heading “The Merger - Interests of Golden Ocean’s Directors and Executive Officers” on page 72, which is incorporated by reference in this Exemption document, as set out in Annex 1.
Potential litigation against CMB.TECH and Golden Ocean could result in substantial costs, delays and/or a judgement resulting in additional payments, including for damages.
Securities class action lawsuits, derivative lawsuits and other lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is unsuccessful, defending against these claims can result in substantial costs and a diversion of management time and attention. An adverse judgement could result in substantial payments, including for among other things monetary damages, which could have a negative impact on CMB.TECH’s and Golden Ocean’s respective liquidity and financial condition.
Stockholders of Golden Ocean have filed and may file in the future lawsuits against CMB.TECH, Golden Ocean and/or the directors and officers of either company in connection with the Merger. These lawsuits could prevent or delay the completion, or result in the termination, of the Merger and result in significant costs to CMB.TECH and/or Golden Ocean, including among other things, any costs associated with the indemnification of directors and officers. There can be no assurance that any of the defendants would be successful in the outcome of any potential lawsuits. Reference is made to the Dissenting Shareholder claims as included under section 2.6.3 of this Exemption Document.
3.3.2	Risk factors relating to CMB.TECH’s and Golden Ocean’s business and industry
The announcement and pendency of the Merger could adversely affect each of CMB.TECH’s and Golden Ocean’s businesses, results of operations and financial condition.
The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding CMB.TECH’s and Golden Ocean’s businesses, including CMB.TECH’s and Golden Ocean’s relationships with their existing and future customers, suppliers and employees, which could have an adverse effect on CMB.TECH’s or Golden Ocean’s businesses, results of operations and financial condition, regardless of whether the Merger is completed. In particular, CMB.TECH and Golden Ocean could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. These uncertainties may impair CMB.TECH’s and Golden Ocean’s ability to attract, retain and motivate key personnel until the Merger is consummated and for a period of time thereafter. In addition, each of CMB.TECH and Golden Ocean has expended, and continues to expend, significant management resources, in an effort to complete the Merger, which are being diverted from their day-to-day operations.

If the Merger is not completed, the price of CMB.TECH ordinary shares and Golden Ocean common shares may fall to the extent that the current price of their shares reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of CMB.TECH and Golden Ocean in the investment community and may affect their respective relationships with employees, customers, suppliers and other partners.
The Merger may adversely affect the relationships of CMB.TECH or Golden Ocean with their respective customers and suppliers, whether or not the Merger is completed.
In connection with the pendency of the Merger, existing or prospective customers or suppliers of Golden Ocean or CMB.TECH may delay, defer or cease purchasing services from or providing goods or services to Golden Ocean or CMB.TECH, delay or defer other decisions concerning Golden Ocean or CMB.TECH, or refuse to extend credit to Golden Ocean or CMB.TECH, raise disputes under their business arrangements with Golden Ocean or CMB.TECH or assert purported consent or change of control rights, or otherwise seek to change or renegotiate the terms on which they do business with Golden Ocean or CMB.TECH.
Any such delays, disputes or changes to terms could seriously harm the business of Golden Ocean or CMB.TECH as well as the market price of their respective shares regardless of whether or not the Merger is completed.
Under the Merger Agreement, Golden Ocean and CMB.TECH are subject to restrictions on the conduct of their business activities prior to completion of the Merger.
Under the Merger Agreement, Golden Ocean, CMB.TECH and their respective subsidiaries are subject to certain restrictions on the conduct of their businesses and generally must operate their businesses in the ordinary course consistent with past practice prior to completing the Merger (unless Golden Ocean or CMB.TECH obtains the other party’s consent), which may restrict Golden Ocean’s and CMB.TECH’s ability to exercise certain of their respective business strategies. These restrictions may prevent Golden Ocean and CMB.TECH from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to its businesses prior to the completion of the Merger or termination of the Merger Agreement. These restrictions may prevent Golden Ocean and CMB.TECH from declaring, setting aside or paying dividends under certain circumstances, issuing, transferring or pledging its shares, incurring certain indebtedness, or making changes to its business prior to the completion of the Merger or termination of the Merger Agreement. These restrictions could have an adverse effect on Golden Ocean’s and CMB.TECH’s respective businesses, financial results, financial condition or share price. For more details, reference is made to the Registration Statement under the heading “The Merger Agreement – Conduct of Golden Ocean and CMB.TECH Pending the Merger” on pages 80 through 83, which is incorporated by reference in this Exemption document, as set out in Annex 1.
The Combined Company may not realize all of the anticipated benefits of the Merger.
There is a risk that some or all of the expected benefits of the Merger may fail to materialize or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of CMB.TECH, including but not limited to the strength or weakness of the economy and competitive factors in the areas where CMB.TECH and Golden Ocean do business, the effects of competition in the markets in which CMB.TECH or Golden Ocean operate, and the impact of changes in the laws and regulations regulating marine transportation or affecting domestic or foreign operations. The challenge of coordinating previously separate businesses makes evaluating the business and future financial prospects of the Combined Company following the Merger difficult.
CMB.TECH and Golden Ocean have operated and, until completion of the Merger, will continue to operate, independently. The past financial performance of each of CMB.TECH and Golden Ocean may not be indicative of their future financial performance. Realization of the anticipated benefits in the Merger will depend, in part, on the Combined Company’s ability to successfully integrate CMB.TECH’s and Golden Ocean’s businesses. The Combined Company will be required to devote significant management attention and resources to integrating the two companies’ business practices. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the Combined Company following the Merger. The coordination process may also result in additional and unforeseen expenses.
Failure to realize all anticipated benefits of the Merger may impact the financial performance of the Combined Company, the price of CMB.TECH ordinary shares and the ability of CMB.TECH to pay dividends on its ordinary shares.
The Merger will place significant demands on CMB.TECH.
The pursuit and completion of the Merger will place significant demands on the managerial, operational and financial personnel and systems of CMB.TECH. CMB.TECH cannot assure you that its systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the Merger. The future operating results of the Combined Company will be affected by the ability of its officers and key employees to manage such demands, including changing business conditions and implementing and expanding its operational and financial controls and reporting systems in response to the Merger.
3.3.3	Risk factors relating to CMB.TECH’s and Golden Ocean’s financial position
Golden Ocean has obtained waivers under its relevant loan agreements and financial lease agreements for the share acquisitions made by CMB.TECH Bermuda up to date. The completion of the Merger will trigger certain no merger and no de-listing covenants of most of the existing loan agreements and financial lease agreements of Golden Ocean giving the lenders a right to declare default (leading to potential cross default under the loan agreements), however, all such loan agreements are scheduled to be refinanced prior to completion of the Merger.
CMB.TECH has on 8 May 2025 entered into a USD 2 billion loan facility and Golden Ocean has acceded thereto on 19 June 2025. Under this facility Golden Ocean is the borrower, the guarantors are CMB.TECH, and (later acceding) subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing has a 5-year tenor and a linear age adjusted amortization profile of 20 years and is priced with term SOFR plus a market-based margin. All the relevant existing debt of Golden Ocean is expected to be, in whole or in part, refinanced by this secured financing.
The Combined Company may not be able to obtain financing for additional capital requirements.

Following completion of the Merger, the Combined Company may require significant ongoing capital expenditures. Although CMB.TECH and Golden Ocean anticipate that the Combined Company will be able to fund these expenditures through the use of the Combined Company’s cash and cash equivalents, cash generated from operations, letters of credit and subsequent debt, equity or hybrid offerings, there can be no assurances that the Combined Company will be able to obtain financing on acceptable terms or at all.
CMB.TECH and Golden Ocean have incurred and expect to incur substantial transaction fees and costs in connection with the Merger.
CMB.TECH and Golden Ocean have incurred and expect to incur material non-recurring expenses in connection with the Merger and completion of the transactions contemplated by the Merger Agreement and completion of the transactions contemplated by the Merger Agreement, whether or not the Merger is completed. CMB.TECH and Golden Ocean have incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Merger. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of CMB.TECH and Golden Ocean after completion of the Merger. Even if the Merger is not completed, CMB.TECH and Golden Ocean will need to pay certain costs relating to the Merger incurred prior to the date the Merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition.
The unaudited pro forma condensed financial information of CMB.TECH and Golden Ocean is for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Merger.
CMB.TECH has prepared the unaudited pro forma condensed financial information included in this Exemption Document, using the consolidated historical financial statements of CMB.TECH and Golden Ocean. It is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the Combined Company following the Merger. In addition, the unaudited pro forma condensed financial information is based in part on certain assumptions regarding the Merger that CMB.TECH and Golden Ocean currently believe are reasonable. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the Merger. Accordingly, the historical and pro forma financial information does not necessarily represent the Combined Company’s results of operations and financial condition had CMB.TECH and Golden Ocean operated as a combined entity during the periods presented, or of the Combined Company’s results of operations and financial condition following completion of the Merger. The Combined Company’s potential results of operation and financial condition must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.
In preparing the pro forma financial information contained in this Exemption Document, CMB.TECH has given effect to, among other things, the completion of the Merger, payment of the Merger Consideration and estimated transaction costs. The unaudited pro forma financial information does not reflect all of the costs that CMB.TECH and Golden Ocean expect to incur in connection with the Merger. For more information, reference is made to section 5.6 “Unaudited pro forma financial information” of this Exemption Document.

3.4	Conflicts of interests
As of the date of this Exemption Document, CMB.TECH is not aware of any conflict of interest that CMB.TECH, CMB.TECH Bermuda, Golden Ocean and any of their shareholders may have in respect of the Merger. It should be noted that:
(i)	CMB.TECH, indirectly through CMB.TECH Bermuda, holds a 49.4% participation in Golden Ocean (excluding treasury shares); and
(ii)
as of the date of this Exemption Document, two members of the Golden Ocean Board are also members of the Supervisory Board of CMB.TECH. Such members are not members of the Golden Ocean Transaction Committee. The Golden Ocean Transaction Committee and the Golden Ocean Board were aware of these interests and considered them, among other matters, in making their recommendations. The Golden Ocean board of directors was aware of these interests when it approved the Merger Agreement and the Bermuda Merger Agreement and the transactions contemplated thereby and still recommended that Golden Ocean shareholders vote “FOR” the Bye-law Amendment and “FOR” the Merger Proposal.

3.5	Merger Consideration
3.5.1	The addressees
The addressees of the Consideration Shares issued within the framework of the Merger are the Contributing Golden Ocean Shareholders.
3.5.2	The consideration
At the Effective Time, each Golden Ocean common share will be cancelled and such shares (other than those Golden Ocean common shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries hold) will be automatically converted into the right to receive 0.95 CMB.TECH ordinary shares, in the following manner: (i) at the Effective Time, each such Golden Ocean common share will be automatically converted into one CMB.TECH Bermuda share (by way of such Golden Ocean common share being cancelled and issuance of a CMB.TECH Bermuda share in consideration thereof) and (ii) on the Closing Date, each such CMB.TECH Bermuda share will be contributed to CMB.TECH by way of the Contribution in Kind in exchange for 0.95 CMB.TECH ordinary shares.
Subject to approvals from the NYSE and Euronext Oslo as well as publication of this Exemption Document, Contributing Golden Ocean Shareholders who own Golden Ocean common shares that trade on Nasdaq will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that trade on the NYSE, and Contributing Golden Ocean Shareholders who own Golden Ocean common shares that trade on Euronext Oslo (as recorded in VPS) will receive their portion of the Merger Consideration in CMB.TECH ordinary shares to be secondary registered in VPS through a so-called CSD-link and that are expected to trade on Euronext Oslo shortly after completion of the Merger. The CMB.TECH ordinary shares delivered in VPS will be delivered via the VPS Registrar in the manner as described below under section 3.5.3 of this Exemption Document.
Pursuant to the Merger Agreement, the aggregate number of CMB.TECH ordinary shares issued pursuant to the Merger may be adjusted if, prior to the Effective Time, (i) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event or (ii) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason any issuance of additional shares of stock, CMB.TECH or Golden Ocean has issued any securities of a different class or type other than the CMB.TECH ordinary shares or Golden Ocean common shares, or CMB.TECH or Golden Ocean has issued a cash dividend or other distribution, in accordance with the Merger Agreement. Any Golden Ocean common shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or their respective subsidiaries hold will be cancelled, and no consideration will be delivered for those cancelled shares. The Exchange Ratio and the Merger Consideration will not be adjusted to reflect changes in the price of Golden Ocean common shares or CMB.TECH ordinary shares prior to the Effective Time.
As set out in section 3.2.5 of this Exemption Document, CMB.TECH will not issue any fractional ordinary shares. Instead, each record holder of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share (after aggregating all fractional shares of CMB.TECH ordinary shares to be received by such person) will be entitled to receive an amount of cash (without interest, rounded down to the nearest whole cent) equal to the product of (i) such fraction and (ii) USD 14.49 (subject to adjustment, pursuant to the terms of the Merger Agreement). Holders of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share that hold shares through a bank, broker, trustee or other nominee will receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, trustee or other nominee. Holders of Golden Ocean common shares that are held through VPS and are eligible to trade on Euronext Oslo and may be entitled to a fraction of a CMB.TECH ordinary share, will receive such cash payment in lieu of fractional shares in accordance with the standards of VPS.
3.5.3	Admission to trading on Euronext Oslo and delivery of Consideration Shares in VPS
In order to facilitate for delivery of Consideration Shares to Contributing Golden Ocean Shareholders who own Golden Ocean common shares that trade on Euronext Oslo, CMB.TECH will seek to secondary record its shares in the VPS via a so-called CSD-link to be established between DTC and VPS and apply for a secondary listing of its shares on Euronext Oslo. The shares will be recorded in the VPS with same ISIN as the shares registered in Euroclear Brussels, i.e. ISIN BE0003816338. Any trades of the CMB.TECH shares on Euronext Oslo will be in Norwegian krone.
Having a minimum portion of its shares recorded in the VPS is also a requirement of Euronext Oslo for a secondary listing on Euronext Oslo.
The reason for CMB.TECH pursuing a secondary listing on Euronext Oslo is mainly to facilitate that Contributing Golden Ocean Shareholders who will receive Consideration Shares in the VPS, will receive listed shares and be able to continue to trade in these shares on Euronext Oslo as soon as possible after completion of the Merger. Trading and settlement on Euronext Oslo will take place through the VPS and follow the standard T + 2 delivery-versus-payment cycle. To secure timely delivery and settlement of the Consideration Shares to Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Euronext Oslo, CMB.TECH and CMB have entered into a short term share lending arrangement with DNB Carnegie. This arrangement is designed to ensure that shares in CMB.TECH can be traded on Euronext Oslo from the Closing Date, subject to completion of the Merger, by covering for any unexpected delay in the delivery of the newly issued Consideration Shares that will be issued by CMB.TECH at completion of the Merger and delivered to the VPS Registrar via DTC for onwards settlement in the VPS. Subject to and shortly after the newly issued Consideration Shares have been delivered to the VPS Registrar, the VPS Shares can be exchanged into U.S. Shares in DTC as defined and further described in section 4.3.1 of this Exemption Document.
As a secondary listed company on Euronext Oslo, the Combined Company will be subject to the rules and regulations applicable to secondary listed issuers on a regulated market in Norway, including the rulebooks of Euronext Oslo. The Combined Company will also be subject to the Market Abuse Regulation, as incorporated into Norwegian law, and certain provisions in the Norwegian Securities Trading Act (and associated regulations).
A secondary listing on Euronext Oslo is subject to, among other things, CMB.TECH applying for such listing and satisfying the relevant listing conditions, as well as Euronext Oslo approving the listing application.
3.5.4	Contingent considerations
The Merger is not subject to any contingent consideration agreed in the context of the Merger.
3.5.5	The valuation methods and the assumptions employed to determine the consideration
Golden Ocean, the Golden Ocean Transaction Committee and CMB.TECH determined the Exchange Ratio through extensive negotiations taking into account many factors, such as market conditions, competitive position, financing arrangements, legal advice, fairness opinion and using the same share price of USD 14.49 per Golden Ocean common share that CMB.TECH Bermuda paid to acquire the Golden Ocean common shares owned by Hemen pursuant to the Share Purchase Agreement.
The Exchange Ratio, pursuant to which each Golden Ocean common share will ultimately be exchanged for 0.95 CMB.TECH ordinary shares, was determined on the basis of a negotiated per share valuation of Golden Ocean and CMB.TECH:
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Golden Ocean: USD 14.49 per share. This price corresponds to the price per share paid by CMB.TECH Bermuda under the Share Purchase Agreement for the acquisition of 81,363,730 Golden Ocean shares held by Hemen. This price was extensively negotiated between CMB.TECH and Hemen. The valuation methodology used in these negotiations by CMB.TECH was based, amongst others, on favorable supply / demand parameters, historical share price, analyst recommendations and the net asset value (NAV)

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CMB.TECH: USD 15.23 per share. This valuation is based on a sum-of-the-parts analysis, which aggregates valuations of CMB.TECH’s principal business units and participations, and is determined on the basis of their estimated net asset values as per the CMB.TECH’s projected balance sheet at 31 March 2025. Shipping activities were valued on the basis of the average valuation provided by two independent ship brokers. CMB.TECH’s existing participation in Golden Ocean was valued on the basis of the abovementioned price of USD 14.49 per share. This sum-of-the-parts analysis resulted in an enterprise value of USD 8,992 million. After deducting total net debt and accounting for net working capital adjustments, the total net asset value (NAV) of CMB.TECH was valued at USD 2,958 million, resulting in a NAV per share of USD 15.23.

3.5.6	Reports prepared by independent experts
On 16 April 2025, at a meeting of the Golden Ocean Board held to evaluate the Merger, DNB Carnegie delivered to the Golden Ocean Transaction Committee an oral opinion, which opinion was confirmed by the delivery of the written DNB Carnegie Fairness Opinion dated 22 April 2025, to the effect that, as of that date, and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to holders of Golden Ocean common shares. The full text of the DNB Carnegie Fairness Opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by DNB Carnegie. The opinion is attached to this Exemption Document in Annex 2.
DNB Carnegie provided the opinion for the benefit of the Golden Ocean Transaction Committee in connection with, and for the purpose of, their evaluation of the Merger, and it addresses only the fairness of the Exchange Ratio in the Merger from a financial point of view and does not address any other aspect of the Merger or any related transaction. The opinion does not address the relative merits of the Merger or any related transaction as compared to other business strategies or transactions that might be available with respect to Golden Ocean or Golden Ocean’s underlying business decision to effect the Merger or any related transaction. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to the Merger or any related transaction.
For additional information as required by article 96 or article 125 of directive (EU) 2017/1132 reference is made to the DNB Carnegie Fairness Opinion as attached in Annex 2.
3.6	Securities trading in Norway
The following is a summary of certain information in respect of trading and settlement of shares on Euronext Oslo, securities registration in Norway and certain provisions of applicable Norwegian securities law, including the Norwegian Securities Trading Act, in effect as of the date of this Exemption Document, which may be subject to changes occurring after such date. This summary does not purport to be complete and is qualified in its entirety by Norwegian law. Shareholders who wish to clarify the aspects of securities trading in Norway should consult with and rely upon their own advisors.
3.6.1	Introduction
As a company listed on Euronext Oslo, the Combined Company will be subject to certain duties to inform the market under the Norwegian Securities Trading Act, the Market Abuse Regulation as well as Oslo Stock Exchange issuer rules applicable to stock exchange listed companies. Furthermore, the Combined Company will be subject to Norwegian securities regulations and supervision by the relevant Norwegian authorities. As the Combined Company is incorporated and has its registered office in Belgium, and is listed on Euronext Brussels (a regulated market in Belgium), the Norwegian rules on (voluntary or mandatory) public takeover bids will not apply, cf. with section 6-23 (1) of the Norwegian Securities Trading Act. The Combined Company is however subject to the Belgian rules on (voluntary and mandatory) public takeover bids as further set out in section 4.3.5 of this Exemption Document.

3.6.2	Trading and Settlement
As of the date of this Exemption Document, trading of equities on Oslo Børs is carried out in the electronic trading system Euronext Optiq, which is the electronic trading system of Euronext.
Official regular trading for equites on Euronext Oslo takes place between 09:00 hours (Oslo time) and 16:20 hours (Oslo time) each trading day, with pre‐trade period between 07:15 hours (Oslo time) and 09:00 hours (Oslo time), a closing auction from 16:20 hours (Oslo time) to 16:25 hours (Oslo time) and a post-trade period from 16:25 hours (Oslo Time) to 16:30 hours (Oslo time). Reporting of after exchange trades can be done until 18:00 hours (Oslo time).
The settlement period for trading on Euronext Oslo is two trading days (T+2). This means that securities will be settled on the investor’s account in the VPS two trading days after the transaction, and that the seller will receive payment after two trading days.
Investment services in Norway may only be provided by Norwegian investment firms holding a license under the Norwegian Securities Trading Act, branches of investment firms from a member state of the EEA or investment firms from outside the EEA that have been licensed to operate in Norway. Investment firms in an EEA member state may also provide cross-border investment services into Norway.
3.6.3	Information, Control and Surveillance
Under Norwegian law, Euronext Oslo is required to perform a number of surveillance functions. The market surveillance unit at Euronext Oslo monitors all market activity on a continuous basis. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments.
Under Norwegian law implementing the Market Abuse Regulation, a company that is listed on a Norwegian regulated market, or has applied for listing on such market, must as soon as possible release any inside information directly concerning the company (i.e. precise information about financial instruments, the issuer thereof or other matters which are likely to have a significant effect on the price of the relevant financial instruments or related financial instruments, and which are not publicly available or commonly known in the market). A company may, however, delay the release of such information in order not to prejudice its legitimate interests, provided that it is able to ensure the confidentiality of the information and that the delayed release would not be likely to mislead the public. The NFSA may levy fines on companies violating these requirements.
3.6.4	The VPS and Transfer of Shares
The Issuer's secondary share register in Norway will be operated through the VPS. The VPS is the Norwegian paperless centralised securities register. It is a computerized bookkeeping system in which the ownership of, and all transactions relating to, Norwegian listed shares must be recorded.
All transactions relating to securities registered with the VPS are made through computerized book entries. No physical share certificates are, or may be, issued. The VPS confirms each entry by sending a transcript to the registered shareholder irrespective of any beneficial ownership. To give effect to such entries, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, Norges Bank (being the Central Bank of Norway) authorised securities brokers in Norway and Norwegian branches of credit institutions established within the EEA are allowed to act as account agents.
The VPS is liable for any loss suffered as a result of faulty registration or an amendment to, or deletion of, rights in respect of registered securities unless the error is caused by matters outside the Norwegian VPS's control which the VPS could not reasonably be expected to avoid or overcome the consequences of. Damages payable by the VPS may, however, be reduced in the event of contributory negligence by the aggrieved party.
The VPS must provide information to the NFSA on an on-going basis, as well as any information that the NFSA requests. Further, Norwegian tax authorities may require certain information from the VPS regarding any individual's holdings of securities, including information about dividends and interest payments.
3.6.5	Foreign Investment in Shares listed in Norway
Foreign investors may trade shares listed on Euronext Oslo through any broker that is a member of Euronext Oslo, whether Norwegian or foreign.
3.6.6	Insider Trading
According to Norwegian law, implementing the Market Abuse Regulation, subscription for, purchase, sale or exchange of financial instruments that are listed, or subject to the application for listing, on a Norwegian regulated market, or incitement to such dispositions, must not be undertaken by anyone who has inside information, as defined in article 7 of the Market Abuse Regulation. The same applies to the entry into, purchase, sale or exchange of options or futures/forward contracts or other financial instruments whose value is connected to such financial instruments or incitement to such dispositions.
3.6.7	Foreign Exchange Controls
There is no maximum transferable amount either to or from Norway, although transferring banks are required to submit reports on foreign currency exchange transactions into and out of Norway into a central data register maintained by the Norwegian customs and excise authorities. The Norwegian police, tax authorities, customs and excise authorities, the National Insurance Administration and the NFSA have electronic access to the data in this register.
3.7	Tax considerations
For information on the tax considerations in relation to the Merger, reference is made to the Registration Statement under heading “Material Tax Considerations” on pages 103 through 127, which is incorporated by reference in this Exemption document, as set out in Annex 1.

4	CONSIDERATION SHARES
4.1	Risk factors relating to the Consideration Shares
An investment in the Combined Company involves inherent risks. This section describes the risks relating to the CMB.TECH ordinary shares and the Consideration Shares in particular. Shareholders should consider carefully all information set forth in this Exemption Document and, in particular, the specific risk factors set out below and in section 3.3 of this Exemption Document.
The risk factors included in this section 4.1 are presented in a limited number of categories, where each risk factor is placed in the most appropriate category based on the nature of the risk it represents. Within each category, the risk factors deemed most material for the Combined Company, taking into account their potential negative effect for the CMB.TECH ordinary shares and the Consideration Shares and the probability of their occurrence, are set out first. This does not mean that the remaining risk factors are ranked in order of their materiality or comprehensibility, nor based on a probability of their occurrence. The absence of negative past experience associated with a given risk factor does not mean that the risks and uncertainties in that risk factor are not genuine and potential threats, and they should therefore be considered prior to making an investment decision. If any of the following risks were to materialize, either individually, cumulatively or together with other circumstances, it could have a material adverse effect on the CMB.TECH ordinary shares and on the Consideration Shares, which may cause a decline in the value and trading price of the CMB.TECH ordinary shares, resulting in loss of all or part of an investment in the CMB.TECH ordinary shares. Additional factors of which CMB.TECH or Golden Ocean are unaware or which currently deem not to be risks, may also have corresponding negative effects.
4.1.1	Risk factors relating to the market value of CMB.TECH ordinary shares
The market price of CMB.TECH ordinary shares after the Merger may be affected by factors different from those currently affecting the price of CMB.TECH ordinary shares and Golden Ocean common shares.
On the Closing Date, the Contributing Golden Ocean Shareholders will become holders of CMB.TECH ordinary shares. Golden Ocean’s business differs from that of CMB.TECH, and accordingly the results of operations and market price of CMB.TECH ordinary shares after the Merger may be affected by factors different from those currently affecting the results of operations and market price of Golden Ocean common shares and of CMB.TECH ordinary shares.
The market price for CMB.TECH ordinary shares after the Merger may be affected by, among other factors, actual or anticipated fluctuations in the quarterly and annual results of CMB.TECH and those of other public companies in its industry; mergers and strategic alliances in the shipping industry; market conditions in the shipping industry; changes in government regulation; the failure of securities analysts to publish research about CMB.TECH following completion of the Merger, or shortfalls in its operating results from levels forecast by securities analysts; announcements concerning CMB.TECH or its competitors; and the general state of the securities market.
For a discussion of the risks related to CMB.TECH and Golden Ocean and of certain factors to consider in connection with their businesses, you should carefully review this Exemption Document and the documents incorporated by reference, including the risk factors described in CMB.TECH’s annual report on Form 20-F for the financial year ended on 31 December 2024, filed with the SEC on 9 April 2025 (the “CMB.TECH Form 20-F”), in Golden Ocean’s Form 20-F, and other filings with the SEC.
Resales of CMB.TECH ordinary shares following the Merger may cause the market value of CMB.TECH ordinary shares to decline.
Pursuant to the terms of the Merger Agreement, CMB.TECH will issue 95,952,934 new ordinary shares on the Closing Date. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for CMB.TECH ordinary shares. The increase in the number of CMB.TECH ordinary shares may lead to sales of such CMB.TECH ordinary shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, CMB.TECH ordinary shares.
The market value of CMB.TECH ordinary shares may decline as a result of the Merger.
The market value of CMB.TECH ordinary shares may decline as a result of the Merger if, among other things, the Combined Company is unable to achieve the expected growth in earnings, or if the transaction costs related to the Merger are greater than expected. The market value also may decline if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by the market or if the effect of the Merger on the Combined Company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.
4.1.2	Risk factors relating to the listing of the CMB.TECH ordinary shares on Euronext Oslo
The listing of the CMB.TECH ordinary shares on Euronext Oslo may not be completed simultaneously with the Closing Date or at all.
Subject to, among other things, approvals from the NYSE and Euronext Oslo as well as publication of this Exemption Document, Contributing Golden Ocean Shareholders who own Golden Ocean common shares that trade on Nasdaq will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that trade on the NYSE, and Contributing Golden Ocean Shareholders who own Golden Ocean common shares that trade on Euronext Oslo (as recorded in VPS) will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that are expected to be registered in VPS and trade on Euronext Oslo shortly after completion of the Merger.
CMB.TECH is currently listed on the NYSE and Euronext Brussels, and is intending to apply for secondary listing of its shares on Euronext Oslo. CMB.TECH and Golden Ocean cannot guarantee that CMB.TECH will be approved for listing on Euronext Oslo prior to or simultaneously with the Closing Date or at all, or that CMB.TECH will be able to record its shares with the VPS in order to facilitate delivery of the Merger Consideration to Contributing Golden Ocean Shareholders who own Golden Ocean common shares that trade on Euronext Oslo in the VPS. If CMB.TECH is not able to establish a register with the VPS, Contributing Golden Ocean Shareholders that have their shares recorded in the VPS at the Effective Time may be issued their respective portion of the Merger Consideration shares in book entry format recorded directly on CMB.TECH’s share register maintained by its transfer agent, Computershare, with the same account name and address that is reflected in the VPS with respect to that Contributing Golden Ocean Shareholder.

4.1.3	Risk factors relating to CMB.TECH shareholding rights and ownership interest
Certain rights of Golden Ocean’s shareholders will change as a result of the Merger.
Upon completion of the Merger, Contributing Golden Ocean Shareholders will no longer be shareholders of Golden Ocean and, instead, will be shareholders of CMB.TECH. There will be certain differences between their current rights as a holder of Golden Ocean common shares, on the one hand, and the rights to which they will be entitled as a CMB.TECH ordinary shareholder, on the other hand. For more details and a comparison of the shareholder rights, reference is made to the Registration Statement under the heading “Comparison of Shareholder Rights” on pages 131 through 140, which is incorporated by reference in this Exemption document, as set out in Annex 1.
Holders of Golden Ocean common shares will have a reduced ownership and voting interest in CMB.TECH after the Merger and will exercise less influence over management.
Holders of Golden Ocean common shares currently have the right to vote in the election of directors to the Golden Ocean board of directors and on certain other matters affecting Golden Ocean. Following the Merger, Contributing Golden Ocean Shareholders will become shareholders of CMB.TECH with a percentage ownership of CMB.TECH that is much smaller than the shareholder’s percentage ownership of Golden Ocean. On the Closing Date, as soon as reasonably practicable following the Effective Time, CMB.TECH will issue 95,952,934 CMB.TECH ordinary shares to Contributing Golden Ocean Shareholders, which, when issued, are estimated to represent approximately 33.1% of the outstanding CMB.TECH ordinary shares, excluding CMB.TECH ordinary shares held in treasury. Consequently, the Golden Ocean common shareholders will have substantially less influence on management and policies of CMB.TECH compared to the influence on management and policies of Golden Ocean that they currently have.
CMB.TECH may issue additional ordinary shares or other equity securities following completion of the Merger without shareholder approval, which would dilute existing shareholders’ ownership interests and may depress the market price of CMB.TECH ordinary shares.
CMB.TECH may issue additional ordinary shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness, or equity or hybrid financing, without shareholder approval, in a number of circumstances.
Pursuant to provisions of the BCCA and subject to the conditions set forth therein and in article 7 of the articles of association of CMB.TECH, which are available on its website and incorporated by reference in this Exemption Document, the Supervisory Board is authorized to increase CMB.TECH’s share capital in one or several times by a total maximum amount of USD 239,147,500, subject to the terms and conditions it determines and in accordance with prevailing legal provisions at the time of the increase. When using this authorization, the Supervisory Board may, in the company’s interest, (i) restrict or suspend the preferential subscription rights of the existing shareholders or (ii) restrict or suspend the preferential subscription rights of the existing shareholders in favor of one or more specific persons, other than members of the personnel of the company or its subsidiaries.

CMB.TECH’s issuance of additional ordinary shares or other equity securities of equal or senior rank may cause, among others, the following:
•	a decrease in existing shareholders’ proportionate ownership interest;
•	a decrease in the amount per share of cash available for dividends payable on its ordinary shares;
•	diminished relative voting strength of each ordinary share previously outstanding; and
•	a decline in the market price of its ordinary shares.
CMB.TECH cannot assure you that it will declare or pay any dividends. The shipping industry is volatile and CMB.TECH cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.
CMB.TECH may from time to time, declare and pay cash dividends in accordance with CMB.TECH’s articles of association, which are available on its website and incorporated by reference in this Exemption Document, and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either the Supervisory Board (in the case of interim dividends (“interim dividenden”)) or of the shareholders (in the case of ordinary or intermediary dividends (“gewone of tussentijdse dividenden”)).
Pursuant to its dividend policy, CMB.TECH’s Supervisory Board will continue to assess the declaration and payment of dividends upon consideration of its financial results and earnings, restrictions in its debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. CMB.TECH may stop paying dividends at any time and cannot assure you that it will pay any dividends in the future or of the amount of such dividends.
Belgian law generally prohibits the payment of dividends if, as a result of such distribution, CMB.TECH’s net assets would fall below the sum of (i) the amount of the company’s capital, and (ii) the amount of reserves which may be required by CMB.TECH’s articles of association, which are available on its website and incorporated by reference in this Exemption Document, or by law. CMB.TECH may not have sufficient surplus in the future to pay dividends and its subsidiaries may not have sufficient funds or surplus to make distributions to CMB.TECH. CMB.TECH can give no assurance that dividends will be paid at all. In addition, the corporate law of jurisdictions in which CMB.TECH’s subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.
4.1.4	Risk factors relating to the general market and trading risks
Investment and trading in general is subject to risks
All securities investments involve the risk of loss of capital. There can be no assurance that CMB.TECH’s investment objectives will be met. CMB.TECH’s results have fluctuated in the past and probably will fluctuate in the future. For this reason, CMB.TECH’s results may not meet the expectations analysts have predicted.
In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which have not always been related to the performance of the specific companies whose shares are traded, and which, as well as general economic and political conditions, could have an adverse effect on the market price of the CMB.TECH ordinary shares.
Exchange Rate risk
Shareholders in countries with currencies other than the Euro (for shares tradable on Euronext Brussels) and/or US Dollar (for shares tradable on the New York Stock Exchange) and/or Norwegian Krone (for shares tradable on Euronext Oslo, provided that the secondary listing of CMB.TECH ordinary shares on Euronext Oslo has been obtained) face additional investment risk from currency exchange rate fluctuations in connection with their holding of the CMB.TECH shares. Furthermore, whilst the share price on Euronext Brussels is expressed in Euro and the share price on Euronext Oslo is expressed in Norwegian Krone, CMB.TECH’s income is mainly expressed in US Dollar. This mismatch can lead to share price fluctuations not linked to the results of CMB.TECH.
In addition, an exchange rate risk may be applicable in relation to payments by CMB.TECH to its shareholders, including, for example, if the currency of potential dividends differs from the currency of countries in which shareholders reside.
4.2	Working capital statement
In the Issuer’s opinion, CMB.TECH has sufficient liquidity and financing capacity to fund its working capital requirements for at least 12 months following the date of this Exemption Document.
4.3	Information concerning the Consideration Shares
4.3.1	General information
If the Merger is completed, each Golden Ocean common share will be cancelled and such shares (other than those Golden Ocean common shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries hold) will be automatically converted into the right to receive 0.95 CMB.TECH ordinary shares, in the following manner: (i) at the Effective Time, each such Golden Ocean common share will be automatically converted into one CMB.TECH Bermuda share (by way of such Golden Ocean common share being cancelled and issuance of a CMB.TECH Bermuda share in consideration thereof) and (ii) on the Closing Date, each such CMB.TECH Bermuda share will be contributed to CMB.TECH by way of the Contribution in Kind in exchange for 0.95 CMB.TECH ordinary shares.
As of the date of this Exemption Document, based on the current number of Golden Ocean common shares and CMB.TECH ordinary shares issued and outstanding and based on the Exchange Ratio, CMB.TECH expects to issue 95,952,934 CMB.TECH ordinary shares, in the aggregate as a result of the Merger.
The Consideration Shares will provide their holders with the same rights granted by the outstanding CMB.TECH ordinary shares at the time of the issue.
CMB.TECH’s ordinary shares are listed for trading on both Euronext Brussels and the NYSE. Additionally, to facilitate delivery of Consideration Shares to Contributing Golden Ocean Shareholders holding Golden Ocean common shares registered in the VPS, and as a requirement for the contemplated secondary listing of the CMB.TECH’s ordinary shares on Euronext Oslo, CMB.TECH will seek to secondarily record its shares in the VPS, the central security depository in Norway. For more details, reference is made to section 4.4 of this Exemption Document.

The share register of CMB.TECH is divided into two components in accordance with article 7:33 BCCA: one which is kept in electronic form by the Belgian central securities depository operated by Interprofessionele Effectendeposito- en Girokas (CIK) NV (acting under its commercial name Euroclear in Belgium (“Euroclear” and the “Belgian Share Register”), and one which is kept by Computershare Trust Company, National Association, in the United States (“Computershare” and the “U.S. Share Register”). The Belgian Share Register is maintained by Euroclear, as agent for CMB.TECH, and the U.S. Share Register is maintained by Computershare, CMB.TECH’s U.S. transfer agent and registrar.
CMB.TECH ordinary shares that are reflected in the Belgian Share Register are identified by ISIN BE0003816338 and formatted for trading on Euronext Brussels (the “Belgian Shares”). CMB.TECH ordinary shares that are reflected in the U.S. Share Register are identified by CUSIP B38564 108 and formatted for trading on the NYSE (the “U.S. Shares”). Consequently, when CMB.TECH ordinary shares are traded on the NYSE, they are reflected on the U.S. Share Register, and when they are traded on Euronext Brussels, they are reflected on the Belgian Share Register. CMB.TECH ordinary shares expected to be secondary recorded in the VPS (the “VPS Shares”) will carry the same ISIN as the Belgian Shares.
All CMB.TECH ordinary shares are entitled to identical voting and economic rights. However, the Belgian Shares are denominated in euros and are eligible to receive dividends and other distributions to shareholders in euros, and the U.S. Shares are denominated in U.S. dollar and are eligible to receive dividends and other distributions to shareholders in U.S. dollar. The CMB.TECH ordinary shares that will trade on Euronext Oslo will be denominated in Norwegian krone and will be eligible to receive dividends and other distributions to shareholders in Norwegian krone and otherwise in the manner set out in section 4.3.2.
CMB.TECH’s ordinary shares are in registered or dematerialized form. Pursuant to article 91 of the Belgian code of private international law, the legal title to securities is governed by the law of the jurisdiction where the register is kept, i.e. Belgium or the United States:
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A dematerialized share in accordance with Belgian law is a share that is represented by a book entry in the name of the owner or holder with an approved account holder or a settlement agency in the Euroclear system. A share entered on the account will be transferred by a transfer of such entry from account to account. The number of dematerialized shares in circulation at any given time is registered in the Belgian Share Register in the name of Euroclear. Under the laws of Belgium, the shareholders who are beneficial owners that hold their shares in the Euroclear system are recognized as the owners of those shares, even when the shares are registered in the share register in the name of Euroclear.

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The U.S. Shares are issued in book-entry form and represented by one or more global share certificates deposited with, or on behalf of, DTC and registered in the name of Cede & Co., the nominee of DTC. Accordingly, U.S Shares are registered in the U.S. Share Register in the name of Cede & Co, as nominee of DTC. Transactions involving securities under the DTC system must be made by or through DTC participants (i.e., brokers and dealers, banks, trust companies, clearing corporations and other organizations), which will receive a debit or credit (as applicable) for the securities on DTC’s records. The ownership interest of the actual beneficial owner is in turn recorded or deleted (as applicable) on the direct and indirect DTC participants’ records, as are expected to be reflected in transaction confirmations and periodic statements (e.g., brokerage account statements) delivered to beneficial owners by their direct or indirect participant institutions acting on their behalf. Under the laws of the United States, the shareholders who are beneficial owners that hold their shares in the DTC system are recognized as the owners of those shares, even when the shares are registered in the share register in the name of Cede & Co., as nominee of DTC.
Reference is made to section 4.4 of this Exemption Document for a description of the VPS and VPS Shares.
Shareholders may reposition their shares from one component of the primary share register to the other through a repositioning procedure with Euroclear (CMB.TECH’s Belgian transfer agent) or Computershare (CMB.TECH’s U.S. transfer agent). The repositioning procedure should normally be completed within three trading days but may take longer. In case of a corporate event (including, but not limited to the payment of dividends or general meetings), settlement institutions may suspend the repositioning of shares for a period of time. In such case, a notification is sent through the securities settlement systems and CMB.TECH informs its shareholders about such event on its website. Shareholders should inquire with their financial intermediary or custodian for any fees that may be charged by such parties for the repositioning and are responsible for paying such fees.
In the repositioning procedure, the repositioned shares are debited in the Belgian Share Register or the U.S. Share Register, as applicable, and cancelled from the relevant securities account in the Euroclear system or the DTC system, as applicable, and are at the same time credited in the U.S. Share Register or the Belgian Share Register, as applicable, and deposited onto the holder’s securities account in the DTC system or the Euroclear system, as applicable.
Shareholders who hold U.S. Shares in DTC and wish to exchange those shares into VPS Shares in the VPS must instruct and authorize their broker to deliver those shares to the VPS Registrar (through its nominee in DTC). Upon the VPS Registrar's receipt of the U.S. Shares (through its nominee in DTC), the VPS Shares will be issued by the VPS Registrar and delivered to the VPS account of the relevant holder. Holders of VPS Shares who wish to exchange their VPS Shares in the VPS into U.S. Shares in DTC, must instruct and authorize their broker to deliver and transfer the VPS Shares to an intermediary VPS account of the VPS Registrar and they will then receive the corresponding number of U.S. Shares in DTC upon the VPS Registrar's receipt of instructions on delivery. It should be noted that (i) Belgian Shares in Euroclear cannot directly be exchanged into VPS Shares in the VPS, i.e. Belgian Shares should first be exchanged into U.S. Shares in DTC after which the U.S. Shares can be exchanged into VPS Shares (both in the manner described above), and (ii) vice versa, VPS Shares in the VPS cannot directly be exchanged into Belgian Shares in Euroclear, i.e. VPS Shares should first be exchanged into U.S. Shares after which the U.S. Shares can be exchanged into Belgian Shares (both in the manner described above).
4.3.2	Manner of dividend payments to holders of CMB.TECH ordinary shares in VPS
As indicated in section 4.3.1, Belgian Shares are eligible to receive all dividends or other distributions to shareholders in EUR and U.S. Shares are eligible to receive all dividends or other distributions to shareholders in USD. Any future payments of dividends or other distributions on the VPS Shares will be paid by CMB.TECH to the VPS Registrar in USD and subsequently be paid out in NOK to the bank account of the relevant holder of the VPS Shares through the VPS Registrar. Holders of the VPS Shares who have not provided the VPS Registrar with details of their bank account, will not receive payment of dividends unless they register their bank account details with the VPS Registrar. The exchange rate(s) applied when denominating any future payments of dividends from USD to NOK will be the VPS Registrar's exchange rate on the payment date. Dividends will be credited automatically to the registered accounts of the holders of VPS Shares, or in lieu of such registered account, at the time when the holder of VPS Shares has provided the VPS Registrar with such holder's bank account details, without the need for the holder in question to present documentation proving ownership of the VPS Shares. The right to payment of dividends or other distributions of holders of VPS Shares will lapse three years following the resolved payment date for those holders who have not registered their bank account details with the VPS Registrar within such date. Following the expiry of such date, the remaining amount of the dividend that has not been paid out will be returned from the VPS Registrar to CMB.TECH.
Any further dividend distributions by CMB.TECH are as a general rule subject to the ordinary 30% Belgian dividend withholding tax levied by CMB.TECH on the gross amount of dividends paid or attributed to the VPS Shares, subject to such relief as may be available under applicable domestic or tax treaty provisions. The distribution of any such dividends to holders of VPS Shares will not be subject to any additional withholding tax, i.e. such shareholders will receive the net amount of the dividend after withholding Belgian withholding tax.
4.3.3	Authorizations
On 28 May 2025, the CMB.TECH Supervisory Board unanimously adopted resolutions approving, amongst others, the Merger Agreement and the consummation of the transactions contemplated thereby, including the Contribution in Kind.
On the Closing Date, the CMB.TECH Supervisory Board will formally decide, before a Belgian notary public, on a share capital increase in the framework of the authorized capital by means of the Contribution in Kind in accordance with articles 7:198 juncto 7:196 and 7:197 of the BCCA. In consideration for the Contribution in Kind, the Consideration Shares will be issued to the Exchange Agent, who shall be represented before the Belgian notary public and shall be acting in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders.
4.3.4	Transfer restrictions
The Issuer is not aware of any restrictions on the free transferability of the Consideration Shares resulting from the articles of association of CMB.TECH which are available on its website and incorporated by reference in this Exemption Document, or other constitutional documents.
4.3.5	Public takeover bids during the last and the current financial year
As a company having its registered office in Belgium and having its shares admitted to trading on Euronext Brussels, the Issuer is subject to the Belgian rules on (voluntary and mandatory) public takeover bids, set out in the Belgian law on public takeover bids dated 1 April 2007, as amended, and the Belgian royal decree on public takeover bids dated 27 April 2007, as amended.
On 14 February 2024, CMB launched a mandatory public takeover bid on all the shares in CMB.TECH that were not already owned by CMB or persons affiliated with CMB. The mandatory public takeover bid was part of a more comprehensive agreement between CMB and Frontline, the (former) reference shareholders of CMB.TECH, in order to put an end to the strategic and structural deadlock within CMB.TECH at such time. The acceptance period in respect of the bid was opened on 14 February 2024 and closed on 15 March 2024. The bid price amounted to USD 17.86 per share in cash, i.e. USD 18.43 per share, less USD 0.57 dividend per share. A total of 69,241,955 shares in CMB.TECH, representing 31.47% of the outstanding shares in CMB.TECH (excluding treasury shares), were tendered into the bid.
As set out in section 2.6.1 of this Exemption Document, FWC initiated proceedings against CMB before the Markets Court, seeking an increase of the bid price in CMB’s public takeover bid with an amount of USD 9.61. By judgment dated 6 September 2024, the Markets Court found that the pricing of the Fleet Sale entailed certain special benefits in favor of Frontline, which the Markets Court quantified at USD 0.52 per CMB.TECH share.
On 9 October 2024, CMB announced that, pursuant to an order of the FSMA of 7 October 2024 following the judgement of the Markets Court, it would (i) make a subsequent additional payment of USD 0.52 per share to all shareholders who have transferred their shares to CMB in its mandatory public takeover bid, and (ii) reopen the bid at an adjusted price of USD 12.66 per share, i.e. USD 18.95 per share (as increased) reduced by distributions totalling USD 6.29 per share. The bid was formally reopened on 23 October 2024 and the acceptance period in respect of the reopening closed on 21 November 2024. A total of 1,579,159 shares in CMB.TECH, representing 0.81% of the outstanding shares in CMB.TECH (excluding treasury shares), were tendered into the bid.
4.4	VPS Shares
4.4.1	VPS registration of Consideration Shares
The Consideration Shares to be delivered to Contributing Golden Ocean Shareholders holding Golden Ocean common shares registered in the VPS, which are expected to be listed on Euronext Oslo, are contemplated to be registered in the VPS. The VPS Shares will be secondary recorded in book-entry form in the VPS, the central security depository in Norway.
The VPS Shares will be derived from CMB.TECH ordinary shares that are primary recorded in DTC. In DTC these shares will be recorded in the name of Clearstream Bank S.A. (Luxembourg), which forwards interests in such shares to the custodian bank of DNB Bank ASA (Issuer Services) acting as CMBT.TECH's VPS Registrar. The VPS Registrar will register such book entry interests in the VPS as a secondary recording of shares – the VPS Shares – and further deliver such VPS Shares into the investors' respective VPS accounts. The VPS Shares are recorded in the VPS under the name of a "share" and are regarded as "shares" in accordance with the Central Securities Depositories Regulation (Regulation (EU) No 909/2014 (CSDR)). The VPS Registrar administers the register of holders of VPS Shares.
For the purpose of the registration of the VPS Shares in the VPS, CMB.TECH has entered into a customary deposit and registrar agreement with the VPS Registrar.
4.4.2	Voting rights
The VPS Shares do not carry any direct voting rights in CMB.TECH, but holders of VPS Shares may instruct the VPS Registrar to vote on the shares that their VPS Shares are derived from, subject to any applicable provisions of Belgian law.
If a general meeting is convened, the Issuer will furnish the materials that it has published and made available in relation to the general meeting to the VPS Registrar. The VPS Registrar will subsequently deliver these materials to the holders of VPS Shares and inform them of the upcoming general meeting and the proposals made to the general meeting. The VPS Registrar's notice will describe the information in the materials and explain how holders of VPS Shares may instruct the VPS Registrar to vote on the shares that their VPS Shares are derived from. The VPS Registrar and any of its indirect or direct custodian banks acting on its behalf will only vote or attempt to vote as the holders of VPS Shares instruct. The VPS Registrar, or its indirect and direct custodian banks acting on its behalf, will not exercise any voting rights on shares absent an instruction by the holder of the VPS Shares that are derived from the shares.
4.4.3	Transfer of VPS Shares
All transactions relating to securities registered with the VPS are made through computerized book entries. No physical share certificates are, or may be, issued. The VPS confirms each entry by sending a transcript to the registered owner irrespective of any beneficial ownership. To give effect to such entries, the individual security holder must establish a VPS securities account with a Norwegian VPS account operator. Norwegian banks, Norges Bank (being the Central Bank of Norway), authorised securities brokers in Norway and Norwegian branches of credit institutions established within the EEA are allowed to act as VPS account operator.
The entry of a transaction in the VPS is prima facie evidence under Norwegian law in determining the legal rights of parties as against the issuing company or any third party claiming an interest in the given security.
Shareholders who hold U.S. Shares in DTC and wish to exchange those shares into VPS Shares in the VPS must instruct and authorize their broker to deliver those shares to the VPS Registrar (through its nominee in DTC). Upon the VPS Registrar's receipt of the U.S. Shares (through its nominee in DTC), the VPS Shares will be issued by the VPS Registrar and delivered to the VPS account of the relevant holder. Holders of VPS Shares who wish to exchange their VPS Shares in the VPS into U.S. Shares in DTC, must instruct and authorize their broker to deliver and transfer the VPS Shares to an intermediary VPS account of the VPS Registrar and they will then receive the corresponding number of U.S. Shares in DTC upon the VPS Registrar's receipt of instructions on delivery. It should be noted that (i) Belgian Shares in Euroclear cannot directly be exchanged into VPS Shares in the VPS, i.e. Belgian Shares should first be exchanged into U.S. Shares in DTC after which the U.S. Shares can be exchanged into VPS Shares (both in the manner described above), and (ii) vice versa, VPS Shares in the VPS cannot directly be exchanged into Belgian Shares in Euroclear, i.e. VPS Shares should first be exchanged into U.S. Shares after which the U.S. Shares can be exchanged into Belgian Shares (both in the manner described above).
The VPS is liable for any loss suffered as a result of faulty registration or amendment to, or deletion of, rights in respect of registered securities unless the error is caused by matters outside the VPS' control which the VPS could not reasonably be expected to avoid or overcome the consequences of. Damages payable by the VPS may, however, be reduced in the event of contributory negligence by the aggrieved party.
The VPS must provide information to the NFSA on an ongoing basis, as well as any information that the NFSA requests. Further, Norwegian tax authorities may require certain information from the VPS regarding any individual's holdings of securities, including information about dividends and interest payments.
For more information regarding the VPS and the VPS Shares, reference is made to sections 3.6 and 4.3.2 of this Exemption Document.

4.5	Admission to trading and dealing arrangements
4.5.1	Application for admission to trading
The Consideration Shares will be admitted to trading on Euronext Brussels and NYSE on the same day that such Consideration Shares are issued. Additionally, CMB.TECH has agreed to use its reasonable best commercial efforts to obtain a secondary listing of the CMB.TECH ordinary shares on Euronext Oslo, as of or as soon as practicable after the Closing Date, subject to completion of the Merger.
4.5.2	Regulated markets on which the shares are already admitted to trading
As of the date of this Exemption Document, all of the Issuer’s equity securities and specifically, all existing CMB.TECH ordinary shares, are already admitted to trading on Euronext Brussels and NYSE.
4.5.3	Intermediaries in secondary trading
The Issuer has not engaged, as of the date of this Exemption Document, any financial intermediary in secondary trading to provide liquidity through bid and offer rates.
4.5.4	Lock-up agreements
The Issuer is not aware of any lock-up agreements with respect to the Consideration Shares.
4.6	Dilution
As of 31 December 2024, which is the latest financial reporting date for each of CMB.TECH and Golden Ocean, the book equity value per CMB.TECH ordinary share was USD 6.08, and the book equity value per Golden Ocean common share was USD 9.53.
The issue price of the Consideration Shares will be USD 15.23 per share, consisting of approximately USD 1.09 attributable to the share capital of CMB.TECH and approximately USD 14.14 attributable to the share premium. As set out in section 3.5.5 of this Exemption Document, the issue price per share is equal to the net asset value per CMB.TECH share that was used for determining the exchange ratio of the Merger.
Following the Closing Date, the Contributing Golden Ocean Shareholders will own 95,952,934 shares in CMB.TECH, corresponding to approximately 33.1% of the outstanding shares in the Combined Company, excluding treasury shares.
Below is an overview of the number of issued and outstanding shares (including treasury shares) and share capital in each of CMB.TECH and Golden Ocean as at the date of this Exemption Document, as well as the expected number of shares and share capital of the Combined Company upon completion of the Merger.

Company	As per the date of this Exemption Document		Following completion of the Merger
	Shares	Share capital	Shares	Share capital
CMB.TECH	220,024,713(1)	USD 239,147,505.82	-	-
Golden Ocean	201,190,621(2)	USD 10,061,000	-	-
Combined Company	-	-	315,977,647(3)	USD 343,439,903.39
(1)
including 25,807,878 treasury shares for which the voting rights are suspended and noted that 13,410,448 shares held by CMB NV and 25,807,878 shares held by CMB.TECH are subject to the short term share lending arrangement with DNB Carnegie as described in section 3.5.3 of this Exemption Document.

(2)	including 1,787,328 treasury shares for which the voting rights are suspended.
(3)	including 25,807,878 treasury shares for which the voting rights are suspended.
The tables below show the dilution of voting rights, dividend rights, the proceeds from the liquidation of CMB.TECH, and other rights attached to the CMB.TECH ordinary shares, that existing shareholders of CMB.TECH will experience as a result of the Merger:
The first table reflects the situation of an existing shareholder of CMB.TECH who owned 1% of CMB.TECH’s share capital before the issuance of the Consideration Shares:
	Participation in shareholding	Participation in profit and voting rights(1)
Prior to the issuance of the Consideration Shares	1%	1.13%
After the issuance of the Consideration Shares	0.70%	0.76%
(1)	the difference between the participation in shareholding and participation in profit and voting rights is due to the treasury shares for which the voting and profit rights are suspended.
The second table provides a general overview of the dilution of the participation in the shareholding and profit and voting rights of the existing shareholders of CMB.TECH:
Current number of shares	220,024,713
Current number of profit and voting rights	194,216,835
Number of Consideration Shares	95,952,934
Number of shares following the Capital Increase	315,977,647
Number of voting rights following the Capital Increase	290,169,769
Dilution of the existing shareholders (in relation to the number of shares)	30.4%
Dilution of the existing shareholders (in relation to the number of profit and voting rights)	33.1%
4.7	Advisors
Legal advisors

Argo Law BV, Advokatfirmaet BAHR AS, Seward & Kissel LLP and Conyers Dill & Paerman Limited are acting as legal advisors to CMB.TECH (as to Belgian, Norwegian, US and Bermudian law, respectively) in connection with the Merger.
Advokatfirmaet Schjodt AS, Allen Overy Shearman Sterling (Belgium) LLP, Seward & Kissel LLP and MJM Limited are acting as legal advisors to Golden Ocean (as to Norwegian, Belgian, US and Bermudian law, respectively) in connection with the Merger.
Financial advisors
Crédit Agricole Corporate and Investment Bank, ING Belgium SA/NV, KBC Securities NV and Société Générale have acted as financial advisors to CMB.TECH in connection with the Merger.
DNB Carnegie (formerly known as DNB Markets), part of DNB Bank ASA has acted as financial advisor of Golden Ocean in connection with the Merger. In particular DNB Carnegie has prepared and issued the DNB Carnegie Fairness Opinion.

5	IMPACT OF THE MERGER ON THE ISSUER
5.1	Strategy and objectives
The Combined Company will continue to promote CMB.TECH’s ongoing strategy of being the reference platform for sustainable shipping as follows:
•
Fleet diversification. CMB.TECH has diversified its fleet into different shipping segments to reduce the volatility of its earnings, resulting in a gradual decrease of the share of revenues coming from pure crude oil transportation by adding different shipping asset types to its portfolio. CMB.TECH believes that the expansion into other shipping segments will enable future-proof investments throughout the cycles of the various segments. CMB.TECH expects that this diversification will continue as a result of the Merger, and that it will continue with the acquisition of second-hand future-proof vessels and the ordering of future-proof newbuildings, efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia.

•
Fleet decarbonization. CMB.TECH believes a key trend in shipping is offering low-emission ships to its customers given the global fuel transition, making it important to dedicate significant amounts of capital from the industry and shipping companies to the development of low-carbon engines, fuel supply systems and the production of low-carbon fuels. CMB.TECH envisions playing a leading role in the decarbonization of the shipping industry and being the reference shipowner when it comes to green ships.

•
Fleet optimization. By divesting less efficient or older ships and re-investing the proceeds in newbuildings or modern second-hand vessels or technical upgrades (e.g., energy saving devices), CMB.TECH seeks to optimize its fleet to continue offering the best quality vessels to its customers.

As of the date of this Exemption Document, CMB.TECH does not envisage any corporate restructuring and/or reorganization which may, directly or indirectly, affect the strategy, objectives or business of the Combined Company. Following the Merger, the Combined Company may consider simplifying its group structure. Such potential corporate restructuring is not expected to have any impact, directly or indirectly, on the business or strategy of the Combined Company.
Further information on the Issuer’s strategic and operational objectives of the Merger is included in section 3.1 of this Exemption Document.
5.2	Material contracts
CMB.TECH has not entered into any material contracts, other than in the ordinary course of its business, which are materially affected by the Merger, other than the USD 2 billion facility agreement between Golden Ocean (as borrower), CMB.TECH (as parent guarantor) and a bank syndicate to refinance all or parts of the outstanding debt in Golden Ocean.
As far as CMB.TECH is aware, Golden Ocean has not entered into any material contracts, other than in the ordinary course of its business, which are materially affected by the Merger, other than the USD 2 billion facility agreement between Golden Ocean (as borrower), CMB.TECH (as parent guarantor) and a bank syndicate to refinance all or parts of the outstanding debt in Golden Ocean.

5.3	Disinvestments
5.3.1	Disinvestments following the Merger and possible impacts on the Combined Company
As of the date of this Exemption Document, no material disinvestments are expected to take place after the Merger becomes effective.
5.3.2	Cancellation of previously announced future investments or disinvestments
As of the date of this Exemption Document, no material cancellation of future investments or disinvestments previously announced are expected to take place.
5.4	Corporate governance
5.4.1	Administrative, management and supervisory bodies of the Combined Company
The current composition of the Supervisory Board and Management Board is set out in section 2.4.1(i) of this Exemption Document. CMB.TECH may reassess the composition of its Supervisory Board and Management Board after completion of the Merger.
5.4.2	Potential conflicts of interest
Some of the members of the Supervisory Board or Management Board of CMB.TECH are also members of the board of directors of CMB (i.e., CMB.TECH’s majority shareholder), namely, Mr. Alexander Saverys, Mr. Ludovic Saverys, Mr. Michaël Saverys, Mr. Marc Saverys, Mr. Patrick De Brabandere, Mr. Maxime Van Eecke and Mr. Benoit Timmermans. In addition, some of the members of the Supervisory Board or Management Board of CMB.TECH own CMB.TECH ordinary shares. As such, a conflict of interest may arise between the interests typically attributed to shareholders and interests of directors. Other than the circumstance that some members of the Supervisory Board or Management Board of CMB.TECH are both a director and a shareholder of CMB.TECH, there are no circumstances that may lead to a (potential) conflict of interest between the private interests and the duties of each of CMB.TECH’s directors.
5.4.3	Share transfer restrictions
To the best of CMB.TECH’s knowledge, none of the persons referred to in section 5.4.1 above who are holders of CMB.TECH ordinary shares have assumed, on the basis of the articles of association of CMB.TECH, which are available on its website and incorporated by reference in this Exemption Document, or other constitutional documents, any temporary restriction on the disposal of their holdings in CMB.TECH ordinary shares within a certain period of time after the Merger.
5.5	Shareholding
5.5.1	Shareholding structure of CMB.TECH as of the date of this Exemption Document
As of the date of this Exemption Document and as set out in section 2.4.2(i) of this Exemption Document, CMB.TECH’s shareholding structure is the following:

Shareholder	Shares	% of shares	Voting rights	% of voting rights
Saverco	24,400	0.01%	24,400	0.01%
CMB	178,726,458(1)	81.23%	178,726,458(1)	92.02%
CMB.TECH	25,807,878(1)	11.73%	0(2)	0.00%
Free float	15,465,977	7.03%	15,465,977	7.96%
Total	220,024,713	100.00%	194,216,835	100.00%
(1)
Note that 13,410,448 shares held by CMB NV and 25,807,878 shares held by CMB.TECH are subject to the short term share lending arrangement with DNB Carnegie as described in section 3.5.3 of this Exemption Document.

(2)	As shares held by CMB.TECH constitute treasury shares, the voting rights of such shares are suspended.
5.5.2	Shareholding structure of CMB.TECH following completion of the Merger
As of the date of this Exemption Document, based on the current number of Golden Ocean common shares and CMB.TECH ordinary shares issued and outstanding and based on the Exchange Ratio, CMB.TECH expects to issue 95,952,934 CMB.TECH ordinary shares, in the aggregate as a result of the Merger, resulting in the following shareholding structure of the Combined Company following the Contribution in Kind:
Shareholder	Shares	% of shares	Voting rights	% of voting rights
Saverco	24,400	0.01%	24,400	0.01%
CMB	178,726,458	56.56%	178,726,458	61.59%
CMB.TECH	25,807,878	8.17%	0(1)	0.00%
Free float	111,418,911	35.26%	111,418,911	38.40%
Total	315,977,647	100.00%	290,169,7769	100.00%
(1)	As shares held by CMB.TECH constitute treasury shares, the voting rights of such shares are suspended.
5.6	Unaudited pro forma financial information
5.6.1	Basis of preparation of the unaudited pro forma financial information
The unaudited pro forma condensed financial information has been prepared for inclusion in this Exemption Document in accordance with the Delegated Regulation 2021/528 and to illustrate the effect to the Merger as described in section 3 above.
While the completion of the Merger is contingent upon the conditions outlined in section 3.2 of this Exemption Document, the unaudited pro forma condensed financial information has been prepared on the assumption that the Merger will be completed. The unaudited pro forma condensed statement of financial position gives effect to the combination as if it occurred on 31 December 2024 and the unaudited pro forma condensed statements of profit or loss gives effect to the combination as if it happened on 1 January 2024.
The unaudited pro forma condensed financial information should be read in conjunction with the following financial information:
-
CMB.TECH: audited consolidated financial statements and related notes for the financial year ending on 31 December 2024, included in the CMB.TECH Form 20-F and the CMB.TECH Financial Report 2024. CMB.TECH prepared these financial statements in accordance with IFRS Accounting Standards as issued by the IASB and as adopted by the European Union; and
-
Golden Ocean: audited consolidated financial statements and related notes for the financial year ending on 31 December 2024, included in the Golden Ocean Form 20-F. Golden Ocean prepared these financial statements under U.S. GAAP.

For the purpose of preparing the unaudited pro forma condensed ﬁnancial information, the Golden Ocean consolidated ﬁnancial statements were reconciled to IFRS, based on a preliminary review of U.S. GAAP to IFRS diﬀerences, related accounting policies and related management estimates. The following adjustments were identiﬁed: (i) the accounting treatment of drydock expenses, and (ii) the reclassification of accrued interests and (iii) the reclassification of luboils.
The unaudited pro forma condensed financial information also includes the impact of two financing facilities that CMB.TECH concluded to fund the acquisition: a USD 1.15 billion bridge facilities agreement and a USD 150 million share purchase facility (Note 4).
The accounting treatment related to (i) the acquisitions of Golden Ocean common shares by CMB.TECH following the Share Purchase Agreement is accounted for using the acquisition method of accounting in accordance with the IFRS Accounting Standard 3 Business Combinations (“IFRS 3”), which requires that one of the two companies in the Merger be designated as the acquirer for accounting purposes based on the evidence available. CMB.TECH is treated as the accounting acquirer, and accordingly, the Golden Ocean assets acquired and liabilities assumed have been adjusted based on estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed are recognized as goodwill. For pro forma purposes, the fair value of Golden Ocean’s identiﬁable tangible and intangible assets acquired and liabilities assumed are based on estimates of fair values as at 12 March 2025, when de-facto control was obtained. CMB.TECH’s management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. The accounting treatment related to (ii) the subsequent purchases and the Merger will be as a step-acquisition under IFRS 10.B96 because CMB.TECH has been consolidating Golden Ocean as from 12 March 2025, the date on which it obtained de-facto control.
5.6.2	Cautionary note regarding the unaudited pro forma financial information
The unaudited pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed ﬁnancial information. The actual financial position or results may diﬀer materially from the hypothetical financial position or results included in the pro forma condensed financial information or from the assumptions within the accompanying unaudited pro forma condensed ﬁnancial information. Under IFRS 3, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate of the assets acquired and the liabilities assumed. CMB.TECH believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair-value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage at which there is sufficient information for a definitive measurement.In addition, a preliminary review of U.S. GAAP to IFRS diﬀerences and related accounting policies has been completed based on information made available to date. However, following the consummation of the Merger, CMB.TECH will conduct a final review. As a result of that review, CMB.TECH may identify further differences that, when finalized, could have a material impact on this unaudited pro forma condensed financial information.
CMB.TECH prepared the unaudited pro forma condensed financial information for illustrative purposes only. The unaudited pro forma condensed financial information is not necessarily indicative of the financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that the Combined Company will experience after the combination. In addition, the unaudited pro forma condensed financial information does not purport to project the future financial position or operating results of the Combined Company. The accompanying unaudited pro forma condensed consolidated statement of profit or loss does not reflect any expected cost savings on restructuring actions that CMB.TECH or Golden Ocean may incur or generate. Moreover, the pro forma adjustments represent best estimates based upon the information available to date and are preliminary and subject to change after more detailed information is obtained.
5.6.3	Independent practitioner’s assurance report
With respect to the unaudited pro forma condensed financial information included in this Exemption Document, BDO has issued a report in accordance with ISAE 3420 Assurance Engagement to Report on Compilation of Pro Forma Financial Information Included in a Prospectus in order to express an opinion as to whether the unaudited pro forma condensed financial information has been properly compiled on the basis stated, and that such basis is consistent with the accounting policies of CMB.TECH, as attached in Annex 3. There are no qualifications to this BDO Report.
5.6.4	Pro forma financial information

Unaudited Pro Forma Condensed Statement of Financial Position as of 31 December 2024

			Transaction Pro Forma Adjustments
in thousands of USD	Historical CMB.TECH (IFRS)	Golden Ocean (IFRS) (Note 2)	Preliminary Purchase Price Allocation (Note 3)	Notes	Financing (Note 4)	Other (Note 5)	Total	Total Pro Forma (IFRS)

ASSETS
NON-CURRENT ASSETS	3,434,227	3,192,339	715,126		-	-	715,126	7,341,692
Property, plant and equipment	3,269,427	3,119,219	561,906		-	-	561,906	6,950,552
Vessels - owned	2,617,484	3,038,699	432,926	3.1	-	-	432,926	6,089,109
Right-of-use assets	1,910	80,520	128,980	3.1	-	-	128,980	211,410
Assets under constructions	628,405	-	-		-	-	-	628,405
Other tangible assets	21,628	-	-		-	-	-	21,628
Prepayments	1,657	-	-		-	-	-	1,657
Intangible assets	16,187	-	153,220	3.2	-	-	153,220	169,407
Financial assets	136,882	73,120	-		-	-	-	210,002
Deferred tax assets	10,074	-	-		-	-	-	10,074
CURRENT ASSETS	470,819	271,123	-1,316,025		1,281,767	-	-34,258	707,684
Inventory	26,500	22,045	-		-	-	-	48,545
Trade and other receivables	235,883	119,972	-		-	-	-	355,855
Current tax assets	3,984	-	-		-	-	-	3,984
Cash and cash equivalents	38,869	129,106	-1,316,025	3.3	1,281,767	-	-34,258	133,717
Assets classified as held for sale	165,583	-	-		-	-	-	165,583
TOTAL ASSETS	3,905,046	3,463,462	-600,899		1,281,767	-	680,868	8,049,376
EQUTY AND LIABILITIES
EQUITY	1,192,324	1,999,563	-648,521		-	-18,700	-667,221	2,524,666
Equity attributable to owners of the Company	1,192,324	1,999,563	-648,521		-	-18,700	-667,221	2,524,666
Share capital	239,148	10,061	94,231	3.4	-	-	94,231	343,440
Share premium	460,486	1,583,381	-226,310	3.4	-	-	-226,310	1,817,557
Translation reserve	-2,045	-	-		-	-	-	-2,045
Hedging reserve	2,145	-	-		-	-	-	2,145
Treasury shares	-284,508	-14,314	14,314	3.4	-	-	14,314	-284,508
Retained earnings	777,098	420,435	-530,756	3.4	-	-18,700	-549,456	648,077
Non-controlling interest	-	-	-		-	-	-	-
NON-CURRENT LIABILITIES	2,320,066	1,244,925	-56,076		1,298,173	-	1,242,097	4,807,088
Loans and borrowings	2,318,568	1,244,925	-56,076		1,298,173	-	1,242,097	4,805,590
Lease liabilities	1,451	56,076	-56,076	3.5	-	-	-56,076	1,451
Bank loans	1,450,869	904,575	-		1,298,173	-	1,298,173	3,653,617
Other notes	198,887	-	-		-	-	-	198,887
Other loans	667,361	284,274	-		-	-	-	951,635
Deferred tax liabilities	438	-	-		-	-	-	438
Employee benefits	1,060	-	-		-	-	-	1,060
CURRENT LIABILITIES	392,656	218,974	103,698		-16,406	18,700	105,992	717,622
Lease liabilities	2,293	21,243	103,698	3.5	-	-	103,698	127,234
Bank loans	201,937	107,809	-		-16,406	-	-16,406	293,340
Other notes	3,733	-	-		-	-	-	3,733
Other loans	95,724	16,117	-		-	-	-	111,841
Trade and other payables	79,591	73,805	-		-	18,700	18,700	172,096
Current tax liabilities	9,104	-	-		-	-	-	9,104
Provisions	274	-	-		-	-	-	274
TOTAL EQUITY and LIABILITIES	3,905,046	3,463,462	-600,899		1,281,767	-	680,868	8,049,376

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss for the year ended 31 December 2024
			Transaction Pro Forma Adjustments

	Historical CMB.TECH (IFRS)	Golden Ocean (IFRS) (Note 2)	Preliminary Purchase Price Allocation	Notes	Financing/ Other (Note 4/Note 5)	Total	Total Pro Forma (IFRS)
in thousands of USD
Revenue	940,246	968,420	-		-	-	1,908,666
Gain on disposal of vessels	635,019	21,427	-		-	-	656,446
Other operating income	50,660	-	-		-	-	50,660
Raw materials and consumables	-3,735	-	-		-	-	-3,735
Voyage expenses and commissions	-174,310	-192,890	-		-	-	-367,200
Vessel operating expenses	-199,646	-238,864	-		-	-	-438,510
Charter hire expenses	-138	-22,715	-		-	-	-22,853
Loss on disposal of vessels /other tangible assets	-2	-	-		-	-	-2
Deprecation tangible assets	-163,148	-141,627	-109,014	3.6	-	-109,014	-413,789
Amortization intangible assets	-2,881	-	-		-	-	-2,881
Impairment losses	-1,847	-	-		-	-	-1,847
General and administrative expenses	-77,766	-24,303	-		-18,700	-18,700	-120,769
Result from operating activities	1,002,452	369,448	-109,014		-18,700	-127,714	1,244,186
Finance income	38,689	22,084	-		-	-	60,773
Finance expenses	-169,339	-108,593	-		-99,666	-99,666	-377,598
Net finance expense	-130,650	-86,509	-		-99,666	-99,666	-316,825
Share of result of equity-accounted investees, net of tax	920	-4.070	-		-	-	-3,150
Profit (loss) before income tax	872,722	278,869	-109,014		-118,366	-227,380	924,211
Income tax benefit (expense)	-1,893	-548	-		-	-	-2,441
Profit (loss) for the period	870,829	278,321	-109,014		-118,366	-227,380	921,770
Attributable to:
Owners of the Company	870,829	278,321	-109,014		-118,366	-227,380	921,770
Non-controlling interests	-	-	-		-	-	-
Weighted number of shares	196,041,579	199,403,293					291,994,513
Basic and diluted earnings per share (in USD)	4.44	1.40					3.16
Weighted number of shares for the Combined Company calculated as follows: 196,041,579 weighted number of CMB.TECH shares at 31 December 2024, increased with 95,952,934 shares that will be issued upon completion of the Merger.
5.6.5	Notes to the pro forma adjustments and accounting policy adjustments
Note 1 – Basis of presentation

Note 1.1 – Basis of preparation
On 4 March 2025, CMB.TECH announced that it entered into the Share Purchase Agreement with Hemen for the acquisition of 81,363,730 shares in Golden Ocean representing approximately 40.8% of Golden Ocean’s issued and outstanding voting shares at a price of USD 14.49 per share, representing a total cash consideration of USD 1,178,960,000. The acquisition was finalized on 12 March 2025, establishing CMB.TECH as the de-facto controlling shareholder of Golden Ocean based on the voting patterns at the three most recent shareholder meetings. Consequently, from that date, Golden Ocean has been fully integrated as a subsidiary within CMB.TECH’s consolidated accounts.
Between 24 March 2025, and 3 April 2025, CMB.TECH Bermuda acquired an additional 17,036,474 Golden Ocean common shares in the open market. CMB.TECH, indirectly through CMB.TECH Bermuda owned an aggregate of 98,400,204 Golden Ocean common shares, representing approximately 49.4% of Golden Ocean’s outstanding voting shares.
On 22 April 2025, CMB.TECH and Golden Ocean announced they signed the Term Sheet for a stock-for-stock merger and subsequently on 28 May 2025 signed the Merger Agreement. CMB.TECH will be the surviving entity of the Merger. Subject to approval of Golden Ocean shareholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Golden Ocean will merge with and into CMB.TECH Bermuda, with CMB.TECH Bermuda continuing as the surviving company of such Bermuda Merger. If the Bermuda Merger is completed, each Golden Ocean common share will be cancelled, and such shares (other than shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries own) will be automatically converted into the right to receive 0.95 CMB.TECH ordinary shares  in the following manner: (i) at the Effective Time, each such Golden Ocean common share will be automatically converted into one Bermuda Consideration Share, and (ii) on the Closing Date, each such Bermuda Consideration Share will be contributed in kind to CMB.TECH in exchange for 0.95 of a CMB.TECH ordinary shares.
CMB.TECH estimates that it will issue 95,952,934 new CMB.TECH ordinary shares if the Merger is completed. This will result in existing CMB.TECH shareholders owning approximately 70% of the Combined Company’s share capital (or 67% excluding treasury shares), while former Golden Ocean shareholders will own approximately 30% (or 33% excluding treasury shares). Consummation of the Merger is subject to several customary conditions as set forth in this Exemption Document. In connection with the Merger, Golden Ocean will delist from Nasdaq and Euronext Oslo, while CMB.TECH will remain listed on the NYSE and Euronext Brussels. CMB.TECH will also pursue a secondary listing on Euronext Oslo to be effective as of or as soon as practicable following the Closing Date. CMB.TECH and Golden Ocean aim to complete the merger in the third quarter of 2025, assuming timely fulfilment of the necessary closing conditions.
The total purchase consideration for the acquisition of Golden Ocean is USD 2.8 billion. This valuation is comprised of the following components: (i) USD 1.2 billion representing the value of 81,363,730 Golden Ocean common shares previously acquired by CMB.TECH following the Share Purchase Agreement, (ii) USD 0.1 billion representing the value of 17,036,474 Golden Ocean common shares previously acquired by CMB.TECH in the open market and (iii) USD 1.5 billion representing the value of 95,952,934 newly issued CMB.TECH ordinary shares, issued at an exchange ratio of 0.95 shares per Golden Ocean share, with a valuation of USD 15.23 per share.
Note 1.2 – The Pro Forma Financial Information
The pro forma financial Information set forth herein is based upon CMB.TECH’s annual consolidated financial statements and Golden Ocean’s annual consolidated financial statements which are incorporated by reference in this Exemption Document, respectively.
The pro forma financial information has been prepared to illustrate the effects of the Merger, as if it had occurred on 1 January 2024, in respect of the unaudited pro forma condensed statement of profit and loss, and as if it had occurred on 31 December 2024, in respect of the unaudited pro forma condensed statement of financial position. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of CMB.TECH’s financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that CMB.TECH will experience after the completion of the Merger.
CMB.TECH and Golden Ocean did not have any relationship that could be considered as intercompany transactions as of and for the year ended 31 December 2024. Therefore, no eliminations have been made in the unaudited pro forma ﬁnancial information.
The initial acquisition of the Golden Ocean shares held by Hemen has been accounted for as a business combination using the acquisition method of accounting in accordance with the IFRS 3, which requires that one of the two companies in the acquisition be designated as the acquirer for accounting purposes based on the evidence available. CMB.TECH has been treated as the accounting acquirer, and accordingly, the Golden Ocean assets acquired and liabilities assumed have been adjusted based on estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed have been recognized as goodwill. For pro forma purposes, the fair value of Golden Ocean’s identiﬁable tangible and intangible assets acquired and liabilities assumed are based on estimates of fair values as at 12 March 2025, when de-facto control was obtained. CMB.TECH’s management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Refer to Note 3 below for further details surrounding the Merger.
CMB.TECH’s consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.
Golden Ocean’s consolidated financial statements were prepared in accordance with U.S. GAAP. The pro forma financial information includes selected adjustments to reconcile the financial information of Golden Ocean from U.S. GAAP to IFRS, as well as reclassification to conform Golden Ocean’s historical accounting presentation to CMB.TECH’s accounting presentation.
None of the adjustments that are reflected in the pro forma financial information will have a material income tax impact.
Note 2 – Adjustments to Golden Ocean’s consolidated financial statements
During the preparation of this pro forma financial information, management of CMB.TECH has performed a preliminary review and comparison of Golden Ocean’s U.S. GAAP accounting policies with CMB.TECH’s IFRS accounting policies. For purposes of preparing the pro forma financial information, Golden Ocean’s historical audited consolidated ﬁnancial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS assessment of U.S. GAAP differences. The following adjustments were identiﬁed: (i) the accounting treatment of drydock expenses, (ii) the reclassification of accrued interests and (iii) the reclassification of luboils. Neither the reconciliation to IFRS nor the resulting pro forma ﬁnancial information has been audited.

Unaudited Adjusted Golden Ocean Consolidated Statement of Financial Position as of 31 December 2024
		Reclassifications and selected adjustments from U.S. GAAP to IFRS(1)
	Historical Golden Ocean (U.S. GAAP)	Drydock Expenses Note 2.1	Accrued Interests Note 2.2	Luboils Note 2.3	Total (IFRS) Adjustments	Golden Ocean (IFRS)
in thousands of USD

ASSETS
NON-CURRENT ASSETS	3,092,753	99,586	-	-	99,586	3,192,339
Property, plant and equipment	3,019,633	99,586	-	-	99,586	3,119,219
Vessels - owned	2,959,129	79,570	-	-	79,570	3,038,699
Right-of-use assets	60,504	20,016	-	-	20,016	80,520
Assets under construction	-	-	-	-	-	-
Other tangible assets	-	-	-	-	-	-
Prepayments	-	-	-	-	-	-
Intangible assets	-	-	-	-	-	-
Financial assets	73,120	-	-	-	-	73,120
CURRENT ASSETS	286,541	-	-	-15,418	-15,418	271,123
Inventory	37,463	-	-	-15,418	-15,418	22,045
Trade and other receivables	119,972	-	-	-	-	119,972
Current tax assets	-	-	-	-	-	-
Cash and cash equivalents	129,106	-	-	-	-	129,106
Assets classified as held for sale	-	-	-	-	-	-
TOTAL ASSETS	3,379,294	99,586	-	-15,418	84,168	3,463,462

EQUITY and LIABILITES
EQUITY	1,899,977	99,586	-	-	99,586	1,999,563
Equity attributable to owners of the Company	1,899,977	99,586	-	-	99,586	1,999,563
Share capital	10,061	-	-	-	-	10,061
Share premium	1,583,381	-	-	-	-	1,583,381
Translation reserve	-	-	-	-	-	-
Hedging reserve	-	-	-	-	-	-
Treasury shares	-14,314	-	-	-	-	-14,314
Retained earnings	320,849	99,586	-	-	99,586	420,435
Non-controlling interest	-	-	-	-	-	-
NON-CURRENT LIABILITIES	1,244,925	-	-	-	-	1,244,925
Loans and borrowing	1,244,925	-	-	-	-	1,244,925
Lease liabilities	56,076	-	-	-	-	56,076
Bank loans	904,575	-	-	-	-	904,575
Other notes	-	-	-	-	-	-
Other loans	284,274	-	-	-	-	284,274
Deferred tax liabilities	-	-	-	-	-	-
Employee benefits	-	-	-	-	-	-
CURRENT LIABILITIES	234,392	-	-	-15,418	-15,418	218,974
Lease liabilities	21,243	-	-	-	-	21,243
Bank loans	98,040	-	9,769	-	9,769	107,809
Other notes	-	-	-	-	-	-
Other loans	15,808	-	309	-	309	16,117
Trade and other payables	99,301	-	-10,078	-15,418	-25,496	73,805
Current tax liabilities	-	-	-	-	-	-
Provisions	-	-	-	-	-	-
TOTAL EQUITY and LIABILITIES	3,379,294	99,586	-	-15,418	84,168	3,463,462
(1)
On the basis of CMB.TECH’s historical financial statement presentation format, some Golden Ocean items have been grouped differently as compared to the financial statements included in Golden Ocean’s Form 20-F.

Unaudited Adjusted Golden Ocean Consolidated Statement of Profit or Loss For the year ended 31 December 2024
		Selected adjustments from U.S. GAAP to IFRS
	Historical Golden Ocean (U.S. GAAP)	Drydock Expenses	Total (IFRS) Adjustments	Golden Ocean (IFRS)
in thousands of US Dollars
Revenue	968,420	-	-	968,420
Gain on Disposal of Vessels	21,427	-	-	21,427
Other Operating Income	-	-	-	-
Raw Materials and Consumables	-	-	-	-
Voyage Expenses and Commissions	-192,890	-	-	-192,890
Vessel Operating Expenses	-293,971	55,107	55,107	-238,864
Charter Hire Expenses	-22,715	-	-	-22,715
Loss on Disposal of Vessels/Other Tangible Assets	-	-	-	-
Depreciation Tangible Assets	-141,627	-	-	-141,627
Amortization Intangible Assets	-	-	-	-
Impairment Losses	-	-	-	-
General and Administrative Expenses	-24,303	-	-	-24,303
RESULTS FROM OPERATING ACTIVITIES	314,341	55,107	55,107	369,448
Finance Income	22,084	-	-	22,084
Finance Expenses	-108,593	-	-	-108,593
Net Finance Expense	-86,509	-	-	-86,509
Share of Result of Equity-Accounted Investees, Net of Tax	-4,070	-	-	-4,070
Profit (Loss) Before Income Tax	223,762	55,107	55,107	278,869
Income Tax Benefit (Expense)	-548	-	-	-548
Profit (Loss) for the Period	223,214	55,107	55,107	278,321
Attributable to:
Owners of the Company	223,214	55,107	55,107	278,321
Non-Controlling Interests	-	-	-	-

Weighted Number of Shares	199,403,293	199,403,293		199,403,293
Basic and Diluted Earnings Per Share (in USD)	1.12	0.28		1.40

Following the consummation of the Merger, management of CMB.TECH will conduct a ﬁnal review of Golden Ocean’s accounting policies in an eﬀort to determine if diﬀerences in accounting policies require further adjustment or reclassiﬁcation of Golden Ocean’s statement of proﬁt or loss or reclassiﬁcation of assets or liabilities to conform to CMB.TECH’s accounting policies and classiﬁcations, as required by acquisition accounting rules. As a result of that review, management may identify diﬀerences that, when conformed, could have a material impact on this unaudited pro forma condensed ﬁnancial information.
Note 2.1 – Drydock expenses
An amount of USD 99.6 million of historic drydock expenses has been reclassified from equity to property, plant and equipment (“PPE”) to reflect the different treatment of drydock expenses that under U.S. GAAP are being expensed when incurred whereas under IFRS and per CMB.TECH’s accounting policies drydock expenses are considered as a separate component and are depreciated on a straight-line basis to the next estimated drydock.
CMB.TECH’s accounting policy in respect of depreciation of vessels and drydock specifies that (i) depreciation is calculated on a straight-line basis over the anticipated useful life of the vessel from the date of initial delivery to a residual value based on the scrap value of the vessel and (ii) a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock. For pro forma purposes, an amount of USD 55.1 million of expensed drydock costs in 2024 has been included as a reduction of Vessel operating expenses. The depreciation adjustment is reflected as part of the transaction accounting adjustments as shown in Note 3.
Going forward, as of 12 March 2025, all vessels and related equipment will be recognized at their face value, net of the notional drydock component (as if capitalized), and depreciated in line with CMB.TECH’s accounting policy under IFRS over their respective remaining useful lives. The residual value used will align with CMB.TECH’s calculation method.
Note 2.2 – Accrued interests
A total of USD 10.1 million of accrued interests has been reclassified to Loans. USD 9.8 million to bank loans and USD 0.3 million to other loans. These amounts will be allocated to the relevant loan accounts in CMB.TECH’s consolidated financial statements each reporting period.
Note 2.3 – Luboils
As per CMB.TECH’s accounting policies, luboils are not considered as inventory but are expensed monthly as part of the ship operating expenses as charged by the ship managers. Subsequently, an amount of USD 15.4 million has been reclassified from inventory to trade and other payables. Going forward, these amounts will be classified in accordance with CMB.TECH’s accounting policies for each reporting period in the consolidated financial statements.

Note 3 – Preliminary purchase price allocation
In respect of the initial acquisition of the Golden Ocean shares from Hemen, the unaudited pro forma condensed financial information was prepared using the acquisition method of accounting and was based on the historical financial information of CMB.TECH and Golden Ocean. The acquisition method of accounting, based on IFRS 3, uses the fair value concepts defined in IFRS 13 Fair Value Measurement (“IFRS 13”). Acquisition accounting is dependent upon certain valuations. Accordingly, the purchase price allocation included herein has been presented solely for the purpose of providing pro forma financial information. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. CMB.TECH’s management’s approach to deriving these estimates is described below.
The subsequent acquisitions of Golden Ocean shares as well as the merger will be accounted for as a step-acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.
The following represents the preliminary calculation of the goodwill amount at initial recognition of the participating interest in Golden Ocean and the allocation of the total purchase price based on management’s valuation of Golden Ocean’s identifiable tangible assets acquired and liabilities assumed as of 31 December 2024:
in thousands of US Dollars

1. Acquisition of the shares held by Hemen
Total purchase price consideration		1,178,960
paid in cash		1,178,960
paid in shares		-
Fair value of net assets acquired and liabilities assumed	2,513,847
Share acquired	40.8036%	1,025,740
Goodwill		153,220

2. Subsequent acquisitions and merger (transaction with non-controlling shareholders)
Total purchase and merger price consideration		137,065
paid in cash		137,065
paid in shares		-
Fair value of net assets acquired and liabilities assumed	2,513,847
Share acquired	8.5437%	214,776
Shown as an increase of equity		77,711

3. Merger (transaction with non-controlling shareholders)
Total purchase and merger price consideration		1,461,363
paid in cash		-
paid in shares		1,461,363
Fair value of net assets acquired and liabilities assumed	2,513,847
Share acquired	50.6527%	1,273,331
Shown as a decrease of equity		-188,032

CMB.TECH has performed preliminary valuation analysis of the fair market value of Golden Ocean’s assets to be acquired and liabilities to be assumed. CMB.TECH has estimated the allocations to such assets and liabilities as follows:
in thousands of US Dollars
Estimated fair values of net assets acquired and liabilities assumed:
Property, plant and equipment (Note 3.1)	3,681,125
Financial assets	73,120
Current assets	271,123
Current and non-current bank loans	-1,012,384
Other loans	-300,391
Current lease liabilities	-124,941
Other current and non-current liabilities	-73,805
Fair value of net assets acquired and liabilities assumed	2,513,847
Except as discussed below, the carrying value of the Golden Ocean assets and liabilities are considered to approximate their fair values.
For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible assets acquired and liabilities assumed are based on an estimate of fair values and these are below the consideration amount. CMB.TECH’s management subsequently reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and concluded it had done so. CMB.TECH’s management considers the excess of the consideration price over the fair value as a premium paid to acquire Hemen’s shareholding in Golden Ocean. Based on these calculations, CMB.TECH shall recognize the resulting goodwill on the statement of financial position. This goodwill will subsequently be tested for impairment annually.
Note 3.1 – Property, plant and equipment
As of 31 December 2024, Golden Ocean had eight vessels on charter from SFL that are accounted for as leases and shown as right-of-use assets. Golden Ocean had the option to purchase these eight vessels en-bloc for an aggregate price of USD 112 million on the 10-year anniversary of the commencement of the leases. In January 2025, Golden Ocean sent a notice to SFL declaring the purchase option for the eight vessels. The purchase will be finalized during the third quarter of 2025. For pro forma purposes, a pro forma adjustment has been recorded by increasing its liabilities and associated assets with an amount of USD 47.6 million to reflect the option price prior to the revaluation to fair value (see also Note 3.5).
The carrying value as of 31 December 2024, of the Golden Ocean vessels, after reclassifications and adjustments from U.S. GAAP to IFRS (see Note 2), amounts to USD 3,119.2 million. Considering the estimated fair value as per 12 March 2025, of USD 3,681.1 million this results in the recognition of a preliminary fair value adjustment of USD 561.9 million. The estimated fair value is based on management’s estimates after considering market values obtained from two independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile, as such, these estimates may not be indicative of the future basic market value of the vessels or prices that could be achieved if the vessels were sold. One vessel that was sold on 21 March 2025, was valued at its net sales price.
Following CMB.TECHs management estimates, the vessels have a useful life of 20 years and will be depreciated in accordance with CMB.TECH’s accounting policies.

Note 3.2 – Intangible assets
The preliminary purchase price allocation following the initial recognition of the controlling interest in Golden Ocean results in a goodwill amounting to USD 153.2 million. The goodwill will subsequently be tested for impairment annually.
Note 3.3 – Cash and cash equivalents
The amount of USD 1,316.0 million represents the total purchase consideration paid for the acquisition of the Hemen shares (USD 1,178.9 million) and the subsequent acquisitions (USD 73.1 million in March 2025 and USD 64.0 million in April 2025).
Note 3.4 – Equity attributable to owners of the Company
The impact on equity of the preliminary purchase price allocation can be summarized as follows:
in thousands of USD	Elimination of Golden Ocean historic equity balances	IFRS reclassification of drydock expenses	Equity increase on subsequent share purchases	Capital increase upon merger	Total impact
Equity attributable to owners of the Company	-1,899,977	-99,586	77,711	1,273,331	-648,521
Share capital	-10,061	0	0	104,292	94,231
Share premium	-1,583,381	0	0	1,357,071	-226,310
Translation reserve	0	0	0	0	0
Hedging reserve	0	0	0	0	0
Treasury shares	14,314	0	0	0	14,314
Retained earnings	-320,849	-99,586	77,711	-188,032	-530,756
Upon completion of the Merger, CMB.TECH will issue 95,952,934 CMB.TECH ordinary shares to the Golden Ocean shareholders (other than CMB.TECH, Golden Ocean or CMB.TECH Bermuda), as Merger Consideration. The shares have par value of USD 1.0869 per share (rounded for indicative purposes only) and will be issued at the fixed price of USD 15.23 per CMB.TECH ordinary share as agreed between parties in the Merger Agreement. Based on the par value per share and the above assumptions, this results in an increase in share capital of USD 104 million and an increase in share premium of USD 1,357 million.
Note 3.5 – Lease liabilities
Following declaring the purchase option for the eight vessels Golden Ocean has on lease, the lease liabilities and right of use assets were increased with an amount of USD 47.6 million to reflect the option price (see also Note 3.1). Additionally, USD 56.1 million of leasing debt was reclassified from long term debt to short term debt for purposes of the unaudited pro forma condensed financial information. These vessels will be delivered in 2025, at which point the lease liabilities will be repaid.

Note 3.6 – Depreciation tangible assets
Depreciation expense for the year ended 31 December 2024, has been increased by USD 109 million as a consequence of the fair value adjustment to the carrying value of the Golden Ocean vessels as part of the preliminary purchase price allocation and the application of the CMB.TECH depreciation management estimates. For the pro forma depreciation expense, CMB.TECH’s management has applied its accounting policy and management estimate for the depreciation of vessels and drydock whereby (i) depreciation is calculated on a straight-line basis over the anticipated useful life of the vessel from the date of initial delivery to a residual value based on the scrap value of the vessel and (ii) a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock. An amount of USD 55.1 million of expensed drydock costs has been included as a reduction of vessel operating expense (see also Note 2.1). In line with CMB.TECHs management estimates, the dry bulk vessels are expected to have a useful life of 20 years. Management re-assesses on a yearly basis the residual value of its fleet. The residual value of each vessel is calculated using the product of its lightweight tonnage and an estimated net scrap rate. Going forward, depreciations will be calculated based on revalued amounts, in accordance with the accounting policies of CMB.TECH.
Note 4 – Financing
To finance the initial acquisition of the Golden Ocean shares held by Hemen and the subsequent acquisitions in the open market, CMB.TECH concluded two financing facilities: a USD 1.150 billion Bridge Facilities Agreement and a USD 150 million share purchase facility. The facilities carry an interest of Secured Overnight Financing Rate (“SOFR”) + 3% from the date of the agreement to (but excluding) the date falling 6 months after the date of the agreement. The pro forma adjustment includes an amount of additional debt of USD 1.298 billion that was drawn under the two facilities and USD 17.8 million was funded from available cash. Debt issuance costs associated to this facility amounting to USD 16.4 million have been recorded to cash and cash equivalents and current bank loans.
For pro forma purposes, a refinancing facility is included for the next six months, bearing an interest rate of SOFR + 2.75%, as well as a facility bearing an interest rate of 3%. Both facilities are assumed to have a five year tenor.
The unaudited pro forma condensed statement of profit or loss includes:
−	USD 16.4 million of debt issuance costs related to the bridge facilities,
−	USD 1.64 million as amortization of debt issuance costs associated with the refinancing facility and
−	USD 81.6 million of interest expenses related to both facilities.
Note 5 – Other transaction accounting adjustments
Total estimated transaction and related costs in relation to the Merger amount to USD 18.7 million
(a)
CMB.TECH estimates a total of USD 15.7 million in transaction costs for it to complete the Merger. The actual transaction costs incurred could differ materially from this estimate. These costs mainly consist of advisory and other professional fees and have been recorded to accrued expenses and retained earnings.

(b)
Golden Ocean estimates a total of USD 3 million in transaction costs for it to complete the Merger. The actual transaction costs incurred could differ materially from this estimate. These costs mainly consist of advisory and other professional fees and have been recorded to accrued expenses and retained earnings.

6	DOCUMENTS AVAILABLE
6.1	Documents on display
The following documents can be perused in the 12 months following the publication of this Exemption Document on the website of CMB.TECH (cmb.tech) or on the website of Golden Ocean (www.goldenocean.bm) as the case may be:
(a)	The up-to-date articles of association of CMB.TECH;
(b)
All reports, letters, and other documents, historical financial information, valuations and statements prepared by any expert at CMB.TECH’s request any part of which is included or referred to in this Exemption Document; and

(c)
CMB.TECH’s audited consolidated financial statements for the year ended 31 December 2024, which are available in CMB.TECH’s Form 20-F, as well as Golden Ocean’s audited consolidated financial statements for the year ended 31 December 2024, which are available in Golden Ocean’s Form 20-F.

Additionally, this Exemption Document will be available on CMB.TECH’s website (cmb.tech).

Annex 1: Document incorporated by reference
The following documents that were previously published by CMB.TECH and/or Golden Ocean, and are available on their website (cmb.tech, respectively www.goldenocean.bm) are included by reference in this Exemption Document in accordance with article 19 of the Prospectus Regulation. The information so incorporated by reference forms an integral part of this Exemption Document, provided that any reference in any document so incorporated by reference shall, for the purposes of this Exemption Document, be deemed to be modified or superseded whenever any provision of this Exemption Document modifies or supersedes any such reference (whether expressly, by implication or otherwise). Any statement so modified forms part of this Exemption Document only as modified or superseded. Those parts of the documents not incorporated by reference in this Exemption Document are either not relevant or are dealt with elsewhere in this Exemption Document.
Minimum disclosure requirement for exemption documents	Reference document	Hyperlink	Page of reference document
Section 2.2.3 – Principal markets	CMB.TECH Financial Report 2024, including the CMB.TECH Consolidated Financial Statements	CMB.TECH Financial Report 2024	Pages 28 – 34
Section 2.5.1 – Financial statements			Pages 1 – 140
Section 2.5.4 – Management report	CMB.TECH Statutory Financial Statements 2024	CMB.TECH Statutory Financial Statements 2024	Pages 48 – 82
Section 2.2.2 – Recent developments	CMB.TECH Annual Report 2024	CMB.TECH Annual Report 2024	Page 37
Section 2.2.3 – Principal markets			Pages 47 – 55
Section 2.4.1 – Administrative, management or supervisory bodies			Pages 140 – 158
Section 2.5.3 – Significant changes			Page 37
Section 2.5.4 – Management report			Pages 1 – 194

Minimum disclosure requirement for exemption documents	Reference document	Hyperlink	Page of reference document
Section 4.1 – Risk factors relating to the equity securities	CMB.TECH Form 20-F	CMB.TECH Form 20-F	Pages 2 – 35
Section 5.6 – Unaudited pro forma financial information			Pages F-2 – F-118
Section 2.2.2 – Recent developments	Golden Ocean Form 20-F	Golden Ocean Form 20-F	Page F-46
Section 2.2.3 – Principal markets			Pages F-18; 41 – 53
Section 2.5.1 – Financial statements			Pages F-2 – F-46
Section 4.1 – Risk factors relating to the equity securities			Pages 1 – 22
Section 5.6 – Unaudited pro forma financial information			Pages F-2 – F-46
Section 2.4.1 – Administrative, management or supervisory bodies	CMB.TECH articles of association	CMB.TECH articles of association
Section 3.2.5 – Financing structure of the Merger
Section 4.1 – Risk factors relating to the equity securities
Section 4.3.4 – Transfer restrictions
Section 5.4.3 – Share transfer restrictions

Minimum disclosure requirement for exemption document	Reference document	Hyperlink	Page of reference documen
Section 2.2.2 – Recent developments	CMB.TECH
	− CMB.TECH press release dated 14 April 2025 (“Fortescue and CMB.TECH sign agreement for Ammonia-powered one carrier”)	Fortescue and CMB.TECH sign agreement for Ammonia-powered one carrier
	− CMB.TECH press release dated 22 April 2025 (“CMB.TECH - General meetings of 22 May 2025”)	CMB.TECH - General meetings of 22 May 2025
	− CMB.TECH press release dated 22 April 2025 (“Merger between CMB.TECH and Golden Ocean”)	Merger between CMB.TECH and Golden Ocean
	− CMB.TECH press release dated 30 April 2025 (“CMB.TECH Business update”)	CMB.TECH Business update
	− CMB.TECH press release dated 12 May 2025 (“CMB.TECH announces Q1 2025 results on 21/05/25”)	CMB.TECH announces Q1 2025 results on 21/05/2025
	− CMB.TECH press release dated 21 May 2025 (“CMB.TECH announces Q1 results”)	CMB.TECH announces Q1 2025 results
	− CMB.TECH press release dated 22 May 2025 (“CMB.TECH Results General Meetings”)	CMB.TECH results general meetings
	− CMB.TECH press release dated 28 May 2025 (“CMB.TECH and Golden Ocean announce agreement and plan of merger”)	CMB.TECH and Golden Ocean announce agreement and plan of merger
	− CMB.TECH press release dated 17 July 2025 (“CMB.TECH’s update on the Golden Ocean merger process”)	CMB.TECH's update on the Golden Ocean merger process

Minimum disclosure requirement for exemption documents	Reference document	Hyperlink	Page of reference document
	− CMB.TECH press release dated 11 August 2025 (“CMB.TECH’s update on the Golden Ocean merger process – 11 August”)	CMB.TECH's update on the Golden Ocean merger process - 11 August
	− CMB.TECH press release dated 14 August 2025 (“CMB.TECH: Business update Q2 2025 results”)	CMB.TECH: Business update Q2 2025 results
Golden Ocean
	− Golden Ocean press release dated 21 March 2025 (“Changes to the Board composition”)	GOGL – Changes to the Board composition
	− Golden Ocean press release dated 28 March 2025 (“Changes to the Board composition”)	GOGL – Changes to the Board composition
	− Golden Ocean press release dated 03 April 2025 (“Notice of Annual General Meeting 2025”)	GOGL – Notice of Annual General Meeting 2025
	− Golden Ocean press release dated 10 April 2025 (“Notice of 2025 Annual General Meeting”)	GOGL – Notice of 2025 Annual General Meeting
	− Golden Ocean press release dated 22 April 2025 (“Merger Between CMB.TECH and Golden Ocean”)	GOGL – Merger Between CMB.TECH and Golden Ocean
	− Golden Ocean press release dated 8 May 2025 (“2025 AGM Results Notification”)	GOGL – 2025 AGM Results Notification

Minimum disclosure requirement for exemption documents	Reference document	Hyperlink	Page of reference document
	− Golden Ocean press release dated 16 May 2025 (“Invitation to presentation of Q1 2025 Results”)	GOGL – Invitation to presentation of Q1 2025 Results
	− Golden Ocean press release dated 21 May 2025 (“First Quarter 2025 Results”)	GOGL – First Quarter 2025 Results
	− Golden Ocean press release dated 21 May 2025 (“Q1 2025 Presentation”)	GOGL – Q1 2025 Presentation
	− Golden Ocean press release dated 28 May 2025 (“Merger Between CMB.TECH and Golden Ocean”)	GOGL – Merger Between CMB.TECH and Golden Ocean
	− Golden Ocean press release dated 11 June 2025 (“2024 Environmental, Social and Governance (ESG) Report”)	GOGL – 2024 Environmental, Social and Governance (ESG) Report
	− Golden Ocean press release dated 20 June 2025 (“Golden Ocean and CMB.TECH signed loan facilities of USD 2 billion to refinance outstanding debt in Golden Ocean”)	GOGL – Golden Ocean and CMB TECH signed loan facilities of $2 billion to refinance outstanding debt in Golden Ocean
	− Golden Ocean press release dated 15 July 2025 (“Key dates for Special General Meeting”)	GOGL – Key Dates for Special General Meeting
	− Golden Ocean press release dated 18 July 2025 (“Notice of Special General Meeting”)	GOGL – Notice of Special General Meeting

Minimum disclosure requirement for exemption documents	Reference document	Hyperlink	Page of reference document
	− Golden Ocean press release dated 28 July 2025 (“Update on Merger with CMB.TECH and Change of VPS Registrar”)	GOGL – Update on Merger with CMB.TECH and Change of VPS Registrar
	− Golden Ocean press release dated 11 August 2025 (“Update on the CMB.TECH Merger Process”)	GOGL – Update on the CMB.TECH Merger Process
Section 2.6 – Legal and arbitration proceedings	Registration Statement	Registration Statement	Pages 55 – 56
Section 3 – Description of the Merger			Pages 57 – 74 Annex A
Section 3.2.1 – General information			Annex A
Section 3.3 – Risk factors relating to the Merger			Page 85 Pages 85 – 86 Page 72 Page 80 – 83
Section 3.7 – Tax considerations			Pages 103 – 127
Section 4.1 – Risk factors relating to the Consideration Shares			Pages 131 – 140

Annex 2: DNB Carnegie Fairness Opinion

DNB

To: The Transaction Committee, Golden Ocean Group Limited From: DNB Markets, a part of DNB Bank ASA

Oslo, 22 April 2025

Fairness opinion (the "Opinion") provided by DNB Markets, a part of DNB Bank ASA

1. Introduction

1.1 Background for the Opinion

On 4 March 2025, CMB.TECH NV (**"CMBT"**) announced that it, through its wholly-owned subsidiary, CMB.TECH Bermuda Ltd., had entered into a share purchase agreement with Hemen Holding Limited (**"Hemen"**), for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (**"Golden Ocean"** or the **"Company"**) at a price of USD 14.49 per share, representing approximately 40.8% of the outstanding shares of the Company (the "**Hemen Share Sale**"). CMBT did not own any shares or right to shares in the Company prior to this transaction.

During 2 and 4 April 2025, CMBT announced that it had acquired an additional 17,036,474 shares in the Company for a total consideration of approximately USD 138.5 million, increasing CMBT's total ownership in the Company to 98,400,204 shares, which represents approximately 49.4% of the outstanding shares with voting rights.

On 12 April 2025, CMBT submitted a draft term sheet (the **"Term Sheet Proposal"**) to Golden Ocean, outlining certain contemplated terms of a proposed transaction, in which CMBT would issue CMBT shares, in consideration for all outstanding shares in Golden Ocean which it did not already (directly or indirectly) own. Both the Board of Directors of Golden Ocean (the **"Board"**) and the Company's management were informed about the Term Sheet Proposal.

Following receipt of the Term Sheet Proposal, Golden Ocean and CMBT negotiated, and ultimately agreed and signed a final term sheet (the **"Final Term Sheet"**) on 22 April 2025. In the Final Term Sheet, the parties agree to collectively work towards a transaction whereby Golden Ocean will merge into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMBT. Existing shares in Golden Ocean which are not already (directly or indirectly) owned by CMBT will be cancelled and ultimately exchanged for newly issued CMBT shares at a ratio of 0.95 CMBT shares for every Golden Ocean share, subject to customary adjustments, including to reflect share buybacks, share issuances and/or dividend distributions that may take place prior to closing of the merger (the **"Proposed Transaction"**). The Proposed Transaction would, among other things, be subject to the satisfactory outcome of due diligence, agreement on final transaction documentation, approval of the Proposed Transaction and related agreements by the Supervisory Board of CMBT and by the Board and certain independent and disinterested members of the Board (the "**Transaction Committee**").

The Transaction Committee has retained DNB Markets, a part of DNB Bank ASA (**"DNB Markets"** or **"us/we"**), to act as its financial advisor in connection with the Proposed Transaction and has requested DNB Markets to provide a fairness opinion (the **"Opinion"**) to evaluate whether the Exchange Ratio (as defined below) outlined in the Final Term Sheet is fair to the shareholders of Golden Ocean from a financial point of view. The receipt of such Opinion and the conclusion thereof may be referenced in the Board's recommendation to Golden Ocean's shareholders.

1.2 Engagement of DNB Markets

DNB Markets is engaged as financial advisor to Golden Ocean pursuant to the letter of engagement between DNB Markets and Golden Ocean Group Limited (the **"Engagement")** dated 8 April 2025.

DNB Markets Investment Banking Division is acting exclusively for Golden Ocean in connection with the Proposed Transaction and for no one else and will not be responsible to anyone other than Golden Ocean for providing the protections afforded to its clients or for providing advice in relation to the Proposed Transaction.

DNB

Pursuant to the Engagement, DNB Markets is entitled to a fee for the advisory services rendered to Golden Ocean in connection with the Proposed Transaction, including the work conducted to prepare this fairness opinion. A portion of this fee becomes payable upon delivery of this Opinion and a portion of the fee is contingent upon consummation of the Proposed Transaction. Furthermore, the Transaction Committee has agreed to reimburse expenses, if any, arising, as well as indemnifying DNB Markets against all liabilities that may arise, from the Engagement in accordance with the letter of Engagement.

DNB Markets is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, secondary distributions of listed and unlisted securities, equity offerings and valuations for corporate and other purposes.

In the ordinary course of business, DNB Markets may actively trade Golden Ocean and CMBT shares and other securities of Golden Ocean or CMBT for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. DNB Markets and its affiliates have in the past provided, and may in the future continue to provide, investment banking and other financial services to Golden Ocean and/or CMBT and have received and may in the future receive compensation for the rendering of such services. In the last year preceding the date of this Opinion, DNB Markets have provided investment banking services to affiliates of Golden Ocean for which we or such affiliates received compensation, including serving as financial advisor to Hemen in connection with the Hemen Share Sale, which was completed on 12 March 2025, prior to the engagement for the Company.

DNB Bank ASA offers a broad range of asset management, banking and investment services, including trading and brokerage activities, and may in such capacity own shares in Golden Ocean or CMBT. However, the Investment Banking Division of DNB Markets is separated from other business units, including research, trading, and brokerage activities, as well as the asset management and banking units, by information barriers. Employees of DNB Markets Investment Banking Division hold 64 shares in Golden Ocean and 0 shares in CMBT, that is excluding the research, trading and brokerage department and the banking unit, DNB Bank ASA and employees in other divisions of DNB Markets.

2. Terms and conditions of the Final Term Sheet

The Final Term Sheet stipulates that CMBT will issue CMBT shares representing 30.4% of the share capital of the combined company on a fully diluted basis, or 33.1% of the share capital of the combined company excluding treasury shares, equaling approximately 95,952,934 million shares, in consideration for all shares in Golden Ocean which it does not already (directly or indirectly) own (the **"Consideration"**), implying an exchange ratio of 0.95 CMBT shares for each Golden Ocean share (other than treasury shares and shares already held (directly or indirectly) by CMBT) (the **"Exchange Ratio"**). The Consideration and the implied Exchange Ratio shall be subject to customary adjustments, including reflecting any (i) Golden Ocean shares or CMBT shares repurchased by Golden Ocean or CMBT, respectively, (ii) issuances of Golden Ocean or CMBT securities (including options) or (iii) declarations and/or payments of dividends or other distributions by Golden Ocean or by CMBT, in each case prior to the closing of the Proposed Transaction.

Signing of the definitive agreements for the Proposed Transaction is subject to satisfactory outcome of due diligence and approval of the Proposed Transaction and the related agreements by the Supervisory Board of CMBT and by the Board and the Transaction Committee of Golden Ocean. Closing of the Proposed Transaction is subject to approval of the Proposed Transaction, the merger agreement and the exchange agreement by Golden Ocean shareholders with a majority of at least 50%+1 of the votes, absence of laws or injunctions prohibiting the Proposed Transaction, all required third-party consents having been obtained, having applicable governmental and regulatory approvals in place, effectiveness of a registration statement on Form F-4 filed with the United States Securities and Exchange Commission for the shares to be issued in the transaction and the listing of such shares on the New York Stock Exchange, and other mutual customary conditions such as to representations, covenants, absence of material adverse effects and such other conditions as may be required following due diligence.

3. Basis of Opinion

DNB

The scope of the Opinion is to conduct a thorough valuation of Golden Ocean and CMBT for the Transaction Committee as preparation for assessing the Exchange Ratio. The assessment does not address the relative merits of the Proposed Transaction as compared to any strategic alternatives that may be available to Golden Ocean. The assessment is not, and does not purport to be, an appraisal of the assets, shares or business of Golden Ocean or CMBT, nor have we made any assessment, including physical inspection or technological assessment, or other enquiries related to assets of the company.

DNB Markets has not undertaken any independent examination to verify the accuracy of the information received from Golden Ocean, CMBT or elsewhere. The assessment is based upon the assumption that all financial and other information provided to us as a basis for the Opinion in all material aspects are correct and accurate and that no information of material importance for the evaluation of Golden Ocean's and CMBT's future earnings capacity or for our overall assessment has been omitted or not presented to us.

For purpose of the Opinion set forth herein, DNB Markets have, among other things, reviewed:

a) the terms and conditions of the Proposed Transaction based on the Final Term Sheet and the latest draft of the merger agreement as per 22 April 2025,
b) certain internal financial statements, analyses and forecasts and other internal financial information and operating data relating to the business of CMBT, in each case, prepared by the management of CMBT and approved for our use by CMBT for our analysis,
c) certain publicly available financial statements and other publicly available business and financial information with respect to Golden Ocean and CMBT, including annual and quarterly reports and company presentations,
d) third-party broker values provided to Golden Ocean and CMBT with valuation end of Q1 2025,
e) generic broker valuations from independent third-party brokers,
f) the reported market price and trading activity for Golden Ocean's and CMBT's shares,
g) certain financial and stock market information about Golden Ocean, CMBT and selected other companies in the industry with securities that are publicly traded,
h) certain publicly available equity research reports,
i) the financial terms of certain other business acquisitions, and
j) such other financial analyses, studies and matters that DNB Markets has considered appropriate.

The opinions and assessments of DNB Markets are necessarily based on the current economic, market and other conditions, and on the information available to DNB Markets as of the date hereof. Subsequent developments may affect the opinions expressed in this statement, and DNB Markets does not assume any obligation to update, revise or reconfirm the Opinion.

DNB Markets makes no representation as to the actual value that may be received in connection with the Proposed Transaction, or any legal, tax or accounting effects of consummating the Proposed Transaction, nor actual or potential effects of a change of control, all of which may have significant valuation impacts and other effects.

DNB Markets' duties according to the Engagement do not include any advice on tax, legal or accounting issues and no advice given shall be construed as such.

This letter and the Opinion expressed herein are provided solely for the benefit of the Transaction Committee in connection with and for the purposes of their consideration of the Exchange Ratio. This Opinion is not intended to be relied upon or confer any rights or remedies upon, neither directly nor indirectly, any employee, creditor, shareholder or other equity holder of Golden Ocean or any other party. The Opinion does not constitute a recommendation as to whether any holder of shares in Golden Ocean should vote in favor of the Proposed Transaction. In addition, DNB Markets does not express any statement as to the prices at which the shares of Golden Ocean or CMBT will trade at any time. Except for the inclusion as an exhibit to the proxy statement/prospectus filed on the registration statement on Form F-4 and the reference to the conclusion of the statement, the Opinion may not be reproduced, disseminated or quoted at any time and in any manner without DNB Markets' written consent.

4. Assessment of the Final Term Sheet

DNB

DNB Markets has prepared the Opinion based on generally accepted and recognized valuation methods that DNB Markets has deemed appropriate, including:

- Net asset values based on desktop broker valuations,
- Discounted cash flow analysis,
- Comparable companies' historical trading multiples,
- Comparable companies' current trading multiples, and
- Comparable transaction multiples.

We have not assessed any legal, tax or accounting effects of the Proposed Transaction.

DNB Markets has further benchmarked the Exchange Ratio in the Final Term Sheet relative to historical trading between Golden Ocean and CMBT and appropriate analyst target prices for the two companies.

5. DNB Markets Opinion

Considering all the above and based on the assumptions set out in the foregoing and absent any new or amended Exchange Ratio and/or Proposed Transaction (or any other material, relevant development), DNB Markets concludes that the Exchange Ratio, as of the date of the Final Term Sheet, is fair from a financial point of view for Golden Ocean's shareholders.

The Opinion has been approved by the Fairness Opinion Committee of DNB Markets.

The Opinion shall be governed by and construed in accordance with Norwegian Law under the jurisdiction of the Oslo District Court.

p.p. DNB Markets, a part of DNB Bank ASA

Annex 3: BDO Report

T : +32 3 230 58 40
www.bdo.be

Uitbreidingstraat 72/1
B-2600 Antwerpen

INDEPENDENT AUDITOR’S ASSURANCE REPORT ON THE COMPILATION OF PRO FORMA FINANCIAL INFORMATION INCLUDED IN AN EXEMPTION DOCUMENT

CMB.TECH NV
De Gerlachekaai 20
2000 Antwerpen

Report on the compilation of pro forma financial information included in an Exemption Document

We have completed our assurance engagement to report on the compilation of pro forma financial information of CMB.TECH NV (the “Company”), by the Supervisory Board of CMB.TECH NV (the “Supervisory Board”). The pro forma financial information included in section 5.6 of the Exemption Document consists of the Unaudited Pro Forma Condensed Statement of Financial Position as at 31 December 2024 and the Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss for the year ended 31 December 2024, and related notes as set out in section 5.6 of the Exemption Document to be issued by the Company. The applicable criteria on the basis of which the Supervisory Board has compiled the pro forma financial information are specified in the Commission Delegated Regulation (EU) 2021/528 of 16 December 2020 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 and as described in the beforementioned pro forma financial information (the “Applicable Criteria”).

The pro forma financial information has been compiled by the Supervisory Board to illustrate the impact of the transactions as set out in section 5.6 of the Exemption Document on the Company’s financial position as at 31 December 2024 as if the transactions had taken place at 31 December 2024, and the Company’s financial performance for the year ended 31 December 2024 as if the transactions had taken place at 1 January 2024. As part of this process, information about the Company’s and Golden Ocean Group Limited’s financial position and financial performance have been extracted by the Supervisory Board from the respective consolidated financial statements for the year ended 31 December 2024, on which an audit report has been published.

The Supervisory Board’s responsibility for the pro forma financial information

The Supervisory Board is responsible for compiling the pro forma financial information on the basis of the Applicable Criteria.

Independent auditor’s responsibilities

Our responsibility is to express an opinion, as required by the Commission Delegated Regulation (EU) 2021/528 of 16 December 2020 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 about whether the pro forma financial information has been compiled, in all material respects, by the Supervisory Board on the basis of the Applicable criteria.

BDO Bedrijfsrevisoren BV / BTW BE 0431.088.289 / RPR Brussel
BDO Réviseurs d'Entreprises SRL / TVA BE 0431.088.289 / RPM Bruxelles
BDO Bedrijfsrevisoren - BDO Réviseurs d'Entreprises BV/SRL, a company under Belgian law in the form of a private limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, *Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus*, issued by the International Auditing and Assurance Standards Board. This standard requires that we comply with ethical requirements, including those concerning independence, and plan and perform procedures to obtain reasonable assurance about whether the Supervisory Board has compiled, in all material respects, the pro forma financial information on the basis of the Applicable Criteria.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information included in a prospectus is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction, as at 31 December 2024 and for the year ended 31 December 2024 would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Supervisory Board in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

- The related pro forma adjustments give appropriate effect to those criteria;
- The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information; and
- The pro forma financial information has been compiled on a basis consistent with the accounting policies of the Company.

The procedures selected depend on our judgment, having regard to our understanding of the nature of the Company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion the pro forma financial information has been properly compiled on the basis of the Applicable Criteria stated, which is consistent with the accounting policies of CMB.TECH NV.

CMB.TECH NV
Independent auditor's assurance report on the compilation of pro forma financial information included in an exemption document

Limitation of use of this report

Our report is solely for the purpose of admission to trading on Euronext Brussels of the new shares in CMB.TECH NV issued by means of a contribution in kind of the Bermuda consideration shares, as a result of the merger between CMB.TECH Bermuda Ltd. and Golden Ocean Group Limited, as well as the admission to trading of CMB.TECH NV's ordinary shares on Euronext Oslo Børs and for your information and is not to be used for any other purpose or to be distributed to any other parties without our written approval.

Antwerp, 14 August 2025

BDO Bedrijfsrevisoren BV
Statutory auditor
Represented by Veerle Catry*
Auditor
*Acting for a company

CMB.TECH NV
Independent auditor's assurance report on the compilation of pro forma financial information included in an exemption document

4.